Consolidated half-year report PS 2006

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

(for issuers of securities involved in production, construction, trade or services activities)

For the first half of financial year **2006** comprising the period from **1 January 2006** to **30 June 2006**
Containing the consolidated financial statements according to International Financial Reporting Standards in PLN.

publication date: 17 October 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(name of issuer in brief)

Metals industry
(issuer branch title per the Warsaw Stock Exchange)

59 301
(postal code)

LUBIN
(city)

M. Skłodowskiej – Curie
(street)

48
(number)

(48 76) 74 78 200
(telephone)

(48 76) 74 78 500
(fax)

IR@BZ.KGHM.pl
(e-mail)

www.kghm.pl
(website address)

692–000–00-13
(NIP)

390021764
(REGON)

PricewaterhouseCoopers. Spółka z o.o.
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	half-year 2006 period from 1 January 2006 to 30 June 2006	half-year 2005 period from 1 January 2005 to 30 June 2005	half-year 2006 period from 1 January 2006 to 30 June 2006	half-year 2005 period from 1 January 2005 to 30 June 2005
I. Sales	6 176 057	4 000 733	1 583 523	980 452
II. Operating profit	2 231 164	1 186 646	572 064	290 809
III. Profit before income tax	2 317 720	1 235 805	594 257	302 856
IV. Profit for the period	1 948 092	1 004 813	499 485	246 247
V. Profit for the period attributable to shareholders of the parent entity of the Group	1 947 722	1 004 249	499 390	246 109
VI. Profit for the period attributable to minority interests	370	564	95	138
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	9.74	5.02	2.50	1.23
IX. Net cash generated from operating activities	1 084 931	767 932	278 173	188 196
X. Net cash used in investing activities	(427 342)	(354 011)	(109 569)	(86 757)
XI. Net cash used in/generated from financing activities	124 442	(1 969)	31 907	(483)
XII. Total net cash flow	782 031	411 952	200 511	100 956
	At 30 June 2006	**At 31 December 2005**	**At 30 June 2006**	**At 31 December 2005**
XIII. Current assets	6 793 008	4 136 895	1 680 024	1 071 790
XIV. Non-current assets	6 954 644	6 904 255	1 719 999	1 788 760
XV. Assets classified as held for sale	6 598	7 566	1 632	1 960
XVI. Total assets	13 754 250	11 048 716	3 401 655	2 862 510
XVII. Current liabilities	6 979 420	3 160 730	1 726 127	818 884
XVIII. Non-current liabilities	1 477 184	1 530 665	365 332	396 566
XIX. Equity	5 297 646	6 357 321	1 310 196	1 647 060
XX. Minority interest	14 689	14 631	3 633	3 791

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2006

Lubin, October 2006

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Faks +48 (22) 523 4040
http://www.pwc.com/pl

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish version is binding.

Independent Registered Auditor's Report on the review of the interim consolidated financial statements for the financial period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A.

We have reviewed the attached interim consolidated financial statements of the KGHM Polska Miedź S.A. Group (hereinafter referred to as *the Group*) prepared by the Management Board of KGHM Polska Miedź S.A. (hereinafter called *the Holding Company*), Lubin, ul. M. Skłodowska-Curie 48, which comprise:

(a) the consolidated balance sheet as at 30 June 2006, showing total assets and total liabilities and equity of PLN 13,754,250 thousand;

(b) the consolidated income statement for the period from 1 January to 30 June 2006, showing a net profit of PLN 1,948,092 thousand;

(c) the consolidated statement of changes in equity for the period from 1 January to 30 June 2006, showing a decrease in equity of PLN 1,059,675 thousand;

(d) the consolidated cash flow statement for the period from 1 January to 30 June 2006, showing net inflows of PLN 782,031 thousand;

(e) the additional notes and explanations.

The Holding Company's Management Board is responsible for preparing interim consolidated financial statements which comply with the International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting (IAS 34). Our responsibility was to present a report on these interim consolidated financial statements on the basis of our review.

PricewaterhouseCoopers Sp. z o.o. wpisana jest do Krajowego Rejestru Sądowego prowadzonego przez Sąd Rejonowy dla m. st. Warszawy, XII Wydział Gospodarczy Krajowego Rejestru Sądowego, pod numerem KRS 0000044655. Kapitał zakładowy wynosi 5.358.850 PLN. Siedzibą Spółki jest Warszawa, Al. Armii Ludowej 14. Członkami Zarządu są: George Johnstone, Antoni F. Reczek, Adam Celiński, Andrzej J. Konopacki, Grzegorz Skrzeszewski, Antoni Tymiński, Piotr Waliński, Artur Ziobro, Halina Koniecka - Maliszewska, Ewa Sowińska, Wojciech Maj, Mirosław Szmigielski, Waldemar Lachowski, Sebastian Dziadek, Tomasz Reinfuss, Reginald Webb, Michał Mastalerz, Zuzanna Mrugała.

We conducted the review in accordance with professional standards issued by the National Council of Registered Auditors in Poland, applicable in the Republic of Poland. These standards require that we plan and perform the review to obtain reasonable assurance that the interim consolidated financial statements are free of material misstatements. We conducted the review by analysing the interim consolidated financial statements, review of consolidation documentation, and making use of information obtained from the Holding Company's Management Board and the Group's employees.

The scope of the work performed was significantly narrower than that of an audit of the consolidated financial statements, as the review was not aimed at expressing an opinion on the truth and fairness of the interim consolidated financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (*Journal of Laws* of 2002, No. 76, item 694 with subsequent amendments).

Our review did not indicate the need for any significant changes to the attached interim consolidated financial statements to ensure that they give a true, fair and clear view of the Group's financial standing as at 30 June 2006 and of the results of its operations for the period from 1 January to 30 June 2006 in accordance with the International Accounting Standard 34 "Interim Financial Reporting".

Person performing the review on behalf of PricewaterhouseCoopers Sp. z o.o.:

Adam Celiński
Board Member

Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 16 October 2006

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, October 2006

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement, the half-year consolidated financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial situation of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The half-year report on the activities of the Group presents a true picture of the growth and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 October 2006	*Krzysztof Skóra*	President of the Management Board	
16 October 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
16 October 2006	*Marek Fusiński*	Vice President of the Management Board	
16 October 2006	*Stanisław Kot*	Vice President of the Management Board	
16 October 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, October 2006

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements which has reviewed the half-year consolidated financial statements was selected in accordance with legal provisions. This entity, as well as the registered auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 October 2006	*Krzysztof Skóra*	President of the Management Board	
16 October 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
16 October 2006	*Marek Fusiński*	Vice President of the Management Board	
16 October 2006	*Stanisław Kot*	Vice President of the Management Board	
16 October 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE FIRST HALF OF 2006

Lubin, October 2006

(in '000 PLN unless otherwise indicated)

Table of contents to the consolidated financial statements

Note		Page
	Consolidated balance sheet	3
	Consolidated income statement	4
	Consolidated statement of changes in equity	5
	Consolidated cash flow statement	6
	Notes to the consolidated financial statements:	
1	General information	7
2	Main accounting principles applied (including the basis for preparation)	8
3	Risk management policy	29
4	Important estimates and assumptions	32
5	Composition of the KGHM Polska Miedź S.A. Group - subsidiaries	34
6	Information on business segments	35
7	Property, plant and equipment	37
8	Intangible assets	40
9	Investment property	41
10	Investments in associates	42
11	Available-for-sale financial assets	43
12	Other financial assets	44
13	Derivative financial instruments	45
14	Trade and other receivables	50
15	Inventories	52
16	Cash and cash equivalents	53
17	Share capital	54
18	Other reserves	55
19	Transactions with minority interests	55
20	Trade and other payables	56
21	Borrowings	57
22	Deferred income tax	61
23	Employee benefits	64
24	Provisions for other liabilities and charges	66
25	Assets classified as held for sale	67
26	Impairment losses	68
27	Sales	69
28	Costs by type	70
29	Employee benefits costs	70
30	Other operating income	71
31	Other operating costs	72
32	Net financial costs	72
33	Share of profits/losses of associates	72
34	Income tax	73
35	Earnings per share	73
36	Dividend paid and proposed for payment	74
37	Cash generated from operating activities	75
38	Related entities transactions	76
39	Off-balance sheet liabilities due to operating leasing	80
40	Contractual investment liabilities at the balance sheet date, but not recognised in the balance sheet	81
41	Contingent items and other off-balance sheet items	81
42	State grants	82
43	Subsequent events	83
44	Other additional explanatory information	84

(in '000 PLN unless otherwise indicated)

Consolidated balance sheet

Assets	Note	At 30 June 2006	At 31 December 2005
Non-current assets			
Property, plant and equipment	7	5 624 768	5 555 928
Intangible assets	8	108 995	114 513
Investment property	9	28 265	28 250
Investments in associates	10	569 136	931 173
Deferred income tax assets	22	462 439	162 610
Available-for-sale financial assets	11	55 297	55 469
Other financial assets	12	31 310	20 003
Derivative financial instruments	13	59 865	20 548
Trade and other receivables	14	14 569	15 761
		6 954 644	**6 904 255**
Current assets			
Inventories	15	1 638 775	1 244 576
Trade and other receivables	14	2 025 842	875 815
Receivables due to current income tax		1 669	2 878
Derivative financial instruments	13	501 738	171 645
Cash and cash equivalents	16	2 624 984	1 841 981
		6 793 008	**4 136 895**
Assets classified as held for sale	25	**6 598**	**7 566**
TOTAL ASSETS		**13 754 250**	**11 048 716**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Company			
Share capital	17	2 000 000	2 000 000
Other reserves	18	(1 803 797)	(796 342)
Retained earnings		5 086 754	5 139 032
		5 282 957	**6 342 690**
Minority interests		**14 689**	**14 631**
TOTAL EQUITY		**5 297 646**	**6 357 321**
LIABILITIES			
Non-current liabilities			
Trade and other payables	20	12 194	13 847
Borrowings	21	154 267	63 388
Derivative financial instruments	13	21 270	210 298
Deferred income tax liabilities	22	20 376	16 566
Liabilities due to employee benefits	23	832 922	816 169
Provisions due to other liabilities and charges	24	436 155	410 397
		1 477 184	**1 530 665**
Current liabilities			
Trade and other payables	20	3 554 922	1 376 023
Borrowings	21	85 656	48 477
Current income tax liabilities		293 203	397 963
Derivative financial instruments	13	2 837 402	1 150 239
Liabilities due to employee benefits	23	68 444	68 646
Provisions for other liabilities and charges	24	139 793	119 382
		6 979 420	**3 160 730**
TOTAL LIABILITIES		**8 456 604**	**4 691 395**
TOTAL EQUITY AND LIABILITIES		**13 754 250**	**11 048 716**

(in '000 PLN unless otherwise indicated)

Consolidated income statement

	Note	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Sales	27	6 176 057	4 000 733
Cost of sales	28	(3 570 275)	(2 494 976)
Gross profit		**2 605 782**	**1 505 757**
Selling and marketing costs	28	(91 373)	(87 610)
Administrative expenses	28	(335 395)	(326 933)
Other operating income	30	115 718	141 055
Other operating costs	31	(63 568)	(45 623)
Operating profit		**2 231 164**	**1 186 646**
Financial costs - net	32	(13 285)	(54 714)
Share of profits/losses of associates accounted for using the equity method	33	99 841	103 873
Profit before income tax		**2 317 720**	**1 235 805**
Income tax expense	34	(369 628)	(230 992)
Profit for the period		**1 948 092**	**1 004 813**
attributable to:			
shareholders of the Parent Entity		1 947 722	1 004 249
minority interests		370	564
Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)	35		
– basic / diluted		9.74	5.02

(in '000 PLN unless otherwise indicated)

Consolidated statement of changes in equity

	Attributable to shareholders of Company			Attributable to minority interests	Total equity
	Share capital	Other reserves	Retained earnings		
At 1 January 2005	**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39 (note 18)	**-**	**10 293**		**-**	**10 293**
At 1 January 2005 after restatement	**7 413 573**	**211 843**	**(1 976 873)**	**17 701**	**5 666 244**
Impact of cash flow hedging	-	(233 261)	-	-	(233 261)
Fair value gains on available for sale financial assets		38 598			38 598
Deferred income tax	-	34 578	-	-	34 578
Total net expenses recognised directly in equity	**-**	**(160 085)**	**-**	**-**	**(160 085)**
Profit for the period	-	-	1 004 249	564	1 004 813
Other changes	-	(17)	-		(17)
Total recognised income/expenses	**-**	**(160 102)**	**1 004 249**	**564**	**844 711**
Coverage of the effects of revaluation of share capital transferred to retained earnings (note nr 17)	(5 413 573)		5 413 573		
Dividends declared to payment (note nr 36)			(400 000)		(400 000)
At 30 June 2005	**2 000 000**	**51 741**	**4 040 949**	**18 265**	**6 110 955**
At 1 January 2006	**2 000 000**	**(796 342)**	**5 139 032**	**14 631**	**6 357 321**
Impact of cash flow hedging (note nr 13)	-	(1 240 335)	-	-	(1 240 335)
Losses due to changes of fair value of available for sale financial assets (note nr 11)	-	(37)	-	-	(37)
Deferred income tax (note nr 22)	-	232 917	-	-	232 917
Total net expenses recognised directly in equity	**-**	**(1 007 455)**	**-**	**-**	**(1 007 455)**
Profit for the period	-	-	1 947 722	370	1 948 092
Transactions with minority interest (note nr 19)	-	-	-	(312)	(312)
Total recognised income/ expenses	**-**	**(1 007 455)**	**1 947 722**	**58**	**940 325**
Dividends declared to payment (note nr 36)	-	-	(2 000 000)	-	(2 000 000)
At 30 June 2006	**2 000 000**	**(1 803 797)**	**5 086 754**	**14 689**	**5 297 646**

(in '000 PLN unless otherwise indicated)

Consolidated cash flow statement	Note	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Cash flow from operating activities			
Cash generated from operating activities	37	1 621 211	1 150 931
Income tax paid		(536 280)	(382 999)
Net cash generated from operating activities		**1 084 931**	**767 932**
Cash flow from investing activities			
Purchase of intangible assets and property, plant and equipment		(422 211)	(456 863)
Proceeds from sale of intangible assets and property, plant and equipment	37	3 427	1 537
Purchase of investment property	9	(15)	(2)
Purchase of held to maturity financial assets		-	(21 576)
Proceeds from sale and realisation of held to maturity financial assets		-	22 180
Purchase of available-for-sale financial assets		-	(1 051)
Proceeds from sale of available-for-sale financial assets		396	33 360
Purchase of other financial assets		(11 305)	(19 031)
Proceeds from sale of other financial assets		-	4 499
Loans granted to unrelated entities		-	(1 100)
Loan repayments received from unrelated entities		-	165
Interest received		72	316
Dividends received		609	83 784
Other investment expenses		1 685	(229)
Net cash used in investing activities		**(427 342)**	**(354 011)**
Cash flow from financing activities			
Buyback of bonds and other debt securities		-	(1 400)
Proceeds from borrowings		149 552	20 478
Repayments of borrowings		(17 883)	(9 368)
Interest paid		(2 507)	(6 546)
Dividends paid to minority interest		-	(39)
Payments of liabilities due to financial leasing		(4 664)	(4 859)
Other financial expenses		(56)	(235)
Net cash generated from/(used in) financing activities		**124 442**	**(1 969)**
Total net cash flow		**782 031**	**411 952**
Cash and cash equivalents at beginning of the period	16	1 841 981	495 817
Exchange gains on cash and cash equivalents		972	2 045
Cash and cash equivalents at end of the period	**16**	**2 624 984**	**909 814**
including restricted cash and cash equivalents		2 364	2 142

(in '000 PLN unless otherwise indicated)

Notes to the consolidated financial statements of KGHM Polska Miedź S.A. prepared for the first half of 2006

1. General information

Name, head office, business

KGHM Polska Miedź S.A. with its head office in Lubin at the address: ul. M. Skłodowskiej-Curie 48, being, the Parent Entity of a Group, is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302 on the terrain of the Republic of Poland. Administrative data of the Company: NIP nr 692-000-00-13; REGON nr 390021764. The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and the related global depositary receipts are traded on the London Stock Exchange.

The basic business of the Company comprises of:
- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal - powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and computer-related activities.

Activities involving the exploitation of copper ore and salt deposits and of common minerals is carried out based on licenses owned by KGHM Polska Miedź S.A. which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The shares of the Parent Entity are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

The business of the Group also comprises of:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Time frame of issuer and of entities of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the Parent Entity and subsidiaries is unlimited.
The legal antecedent of the Parent Entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

(in '000 PLN unless otherwise indicated)

Approval of the financial statements

The following consolidated financial statements were signed by the Management Board of the Parent Entity on 16 October 2006.

Going concern consideration

The financial statements representing the basis for recognition in the consolidated financial statements were prepared under the going concern consideration as respects the subsidiaries consolidated in the consolidated financial statements and the associates accounted for using the equity method. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

2. Main accounting principles applied.

2.1 Basis for preparation

The basis of preparation of these consolidated financial statements was the separate financial statements of the Parent Entity and of the subsidiaries of the Group, prepared on the basis of accounts kept in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with accounting principles in force in the KGHM Polska Miedź S.A. Group, prepared under International Financial Reporting Standards approved by the European Union.

These consolidated financial statements were prepared under the historical cost convention (adjusted by the effects of hyperinflation in respect of property, plant and equipment), with the exception of available for sale financial assets, investment property and derivative instruments.

These financial statements are presented in accordance with IAS 34 „Interim financial reporting", applying the same principles for the current and comparable periods, and applying the changes introduced during the first half of 2006 to the presentation of the comparable period.

These changes related to:

- **the definition and principles of recognition of financial instruments qualified as financial instruments at fair value through profit or loss.** According to the updated provisions of IAS 39, *Financial Instruments: Recognition and Measurement*, the shares in the AIG fund held by the Group do not meet the new definition of the category financial instruments at fair value through profit or loss, to which they were classified (and measured at fair value) based on IFRS 1 First-time Adoption of IFRS at 1 January 2005. At present, based on the transition regulations of the updated IAS 39, the Group reclassified them as financial instruments available for sale. The fair value of financial assets reclassified as financial instruments available for sale at 01.01.2006 amounted to PLN 27 464 thousand. (at 31.12.2005 PLN 27 464 thousand). The change in classification of these shares caused an adjustment to other equity and to the financial result, but did not affect the carrying value of the shares of the AIG fund. The financial result of the comparative period was decreased by PLN 31 266 thousand, which decreased profit and diluted profit per share attributable to the Parent Entity from PLN 5.18 to PLN 5.02 per share. Consequently, at the balance sheet date, the Group does not possess financial instruments at fair value through profit or loss.

- **presentation of the assets and liabilities of the Social Fund.** The assets belonging to this Fund are not under the control of the entity, and therefore do not meet the definition of assets as described in the IFRS Framework. In addition, IAS 19, Employee Benefits, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Consequently the assets and liabilities of the Social Fund were netted off (together with the value of the Fund). As a result total assets were decreased by PLN 89 212 thousand (at 31.12.2005 by PLN 53 235 thousand). This change in presentation has no affect on the financial result.

(in '000 PLN unless otherwise indicated)

- **presentation of the monetary assets of the Mine Closure Fund.** The Act on geology and mining dated 4 February 1994 (Journal of Laws from 2005, nr 228 item 1947, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer cash assets to a separate Fund bank account for use based on plans for the liquidation of mines and other technological objects in future periods (over 12 months from the balance sheet date). Therefore, based on IAS 1 par. 57d), which states that a given asset shall be classified as current when „...it is a cash or cash equivalent (as defined in IAS 7 Cash Flow Statements), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund are classified as non-current and are presented in the item Other financial assets in the amount PLN 31 264 thousand (at 31.12.2005 in the amount PLN 19 959 thousand). This change in presentation has no affect on the financial result.

- **presentation of intangible assets not yet available for use**. As a result of systemic methods applied in the Group, expenditures on property, plant and equipment under construction also included expenditures on intangible assets which, upon completion of the investment with which they were related, were settled under intangible assets. The Group decided that the change in presentation, based on treating these intangible assets as intangible assets not yet available for use with their recognition under intangible assets, and not as until now under property, plant and equipment, would provide the users of the financial statements with more accurate and reliable information. The result of this change was an increase in the carrying amount of intangible assets by PLN 27 791 thousand (at 31.12.2005 PLN 25 265 thousand) with an appropriate simultaneous decrease in property, plant and equipment (see notes nr 7 and 8). This change in presentation has no affect on the financial result.

- **presentation of income and expenditures due to derivative trade instruments in cash flows from operating activities.** According to IAS 7 cash receipts and payments from financial instrument contracts held for trading purposes represent cash flows from operating activities. As a result of this change, cash flows from operating activities decreased by PLN 115 939 thousand (for the period from 1.01.2005 to 30.06.2005 by PLN 34 051 thousand) alongside an increase in cash flows from investing activities. This change in principles does not affect the financial result."

Application of Standard or Interpretation prior to its coming into force:

In these financial statements the Group decided not to apply a standard or interpretation prior to its coming into force.

Published Standards and Interpretations which have not come into force:

a) IFRS 7 „Financial Instruments: Disclosures"

IFRS 7 was issued on 18 August 2005 with a complementary amendment to IAS 1 „Presentation of Financial Statements – Capital Disclosures". IFRS 7 is effective for annual periods beginning on or after 1 January 2007. It introduces new requirements related to the disclosure of information on financial instruments and replaces IAS 30 „Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and some of the requirements in IAS 32 „Financial Instruments: Disclosure and Presentation". The Group will follow the new disclosure requirements for financial statements published on and after 1 January 2007.

b) Amendments to IAS 1 „Presentation of Financial Statements – Capital Disclosures"

This amendment should be applied for annual periods beginning on and after 1 January 2007. It complements IFRS 7 „Financial Instruments: Disclosures" and introduces requirements for all entities to disclose:

- the entity's objectives, policies and processes for capital management,
- a description of the elements of the capital managed,
- quantitative data about what the entity regards as capital,
- whether the entity has complied with any capital requirements, and
- if it hasn't complied, the consequences of such non-compliance.

(in '000 PLN unless otherwise indicated)

The Group will follow the new disclosure requirements of this Standard as soon as it comes into force, i.e. from 1 January 2007.

c) IFRIC 8 „Scope of IFRS 2"

IFRIC 8 was issued on 12 January 2006 to clarify that IFRS 2 „Share-based Payment" applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. This Interpretation will not affect the Group's financial statements.

d) IFRIC 9 „Remeasurement of embedded financial instruments", scope of IAS 39

IFRIC 9 Remeasurement of embedded financial instruments was issued by IFRIC on 1 March 2006. This Interpretation relates to embedded financial instruments in respect of which IAS 39 *Financial Instruments: Recognition and Measurement* is applicable. The Interpretation defines the moment at which the entity performs a measurement, or is required to separate an embedded instrument from its host contract and recognise it separately, and under what conditions the entity performs such a measurement in applying IFRS for the first time.
This Interpretation will not affect the Group's financial statements.

e) IFRIC 10 „Interim Financial Reporting and Impairment"

IFRIC 10 addresses the question of whether impairment losses recognised at the balance sheet date in an interim financial statement in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost, may be reduced or reversed, if at a later balance sheet date – in an interim or annual financial statement – there arose factors indicating the possibility of reversing a previously-recognised impairment loss. Such a possibility arose from the fact that, according to IAS 34, Interim Financial Reporting, an entity is required to apply the same accounting principles in its interim financial statements as are applied in its annual financial statements, although other Standards did not allow for the reversal of impairment losses recognised for certain assets. According to the consensus set forth in IFRIC 10, an entity may not reverse an impairment loss in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

This Interpretation comes into force from 1 November 2006 and will not affect the financial statements of the Group. At the date of preparation of these consolidated financial statements it has not been approved by the European Union.

2.2 Principles of consolidation

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are all entities over which the Group has the power to govern the financial and operating policies in order to achieve benefits from their activities. This is in relation to their possession of the majority of the total number of votes in the bodies of these entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The carrying amount of investments by the Parent Entity in each subsidiary is eliminated, respectively with the equity of each entity. The excess of the cost of acquisition over the fair value of the Group's interests of the identifiable net assets acquired is recorded as goodwill. The excess of the fair value of the group's interests of the net assets of the subsidiary acquired, over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests.

Inter–company transactions, balances, income, expenses and unrealised gains recognised in assets are

eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the net assets of consolidated subsidiaries is recognised in a separate item within equity.

Subsidiaries are deconsolidated from the date on which control ceases.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operational policy of the entity, are accounted for by the equity method in the consolidated financial statements.

These investments are initially recognised at cost. The Group's net investment in an associated entity includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's interests of its associates' post-acquisition profits or losses is recognised in profit or loss, and its share of post-acquisition movements in other equity is recorded in a respective item within equity. The cumulative post-acquisition movements of equity are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group's share in an associated entity is represented by the carrying amount of the investment in the associated entity in accordance with the equity method, together with all long term shares which represent part of the net investment of the investor in the associated entity.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 Foreign currency transactions and the measurement of items denominated in foreign currencies

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which a given entity operates (the 'functional currency'). The consolidated financial statements are presented in the Polish złoty (PLN), which is the functional and presentation currency of the Parent Entity.

b) Transactions and balances

Foreign currency transactions are translated as at the moment of initial recognition into the functional currency using the exchange rate prevailing at the date of the transaction.

At each balance sheet date:

- ✓ foreign currency monetary items are translated at the closing rate;
- ✓ non-monetary items at historic cost in a foreign currency are translated using the exchange rate prevailing on the transaction, and
- ✓ non-monetary items at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such a transaction and the measurement of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, unless they are recognised in equity, where they are classified as a hedge of cash flows and a hedge of shares in net assets.

2.4 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment:

- those which are held by an entity for use in production or supply of goods and services, for rental to others, or for administrative purposes,
- those which are expected to be used during more than one period,
- those in relation to which it is probable that future economic benefits associated with the item will flow to the entity, and
- those whose value may be measured reliably.

Property, plant and equipment includes:

- property, i.e. company-owned land, buildings, water- and land-related facilities, mine works and property in the form of separate local units,
- machines, equipment, vehicles and other moveable assets,
- improvements in external assets, and
- tangible items under construction.

Property, plant and equipment includes in particular tangible items used in environmental protection or which assure the security of people and property.

At initial recognition items of property, plant and equipment are measured at cost. Borrowings costs incurred for the purchase or construction of an item of property, plant and equipment is not recognised in the cost. Such costs are charged to the income statement at the moment they are incurred.

At the balance sheet date, items of property, plant and equipment are carried at cost, less any accumulated depreciation and any accumulated impairment losses.

The initial value of items of property, plant and equipment includes anticipated costs of future dismantling and removal and of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular the Group includes in the initial value of items of property, plant and equipment the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of other objects which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.
The costs of mine closure which are included in the initial value of items of property, plant and equipment are depreciated using the straight-line method, beginning from the moment a given item of property, plant and equipment is available for use, and throughout the period described in the schedule for the liquidation of groups of objects within the liquidation of mines.
The costs of liquidating other objects which are included in initial value are depreciated beginning from the moment these assets are available for use, using the straight-line method throughout the period in which the assets to which these objects belong are used.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over their anticipated useful life. Depreciation rates are based on industrial regulations approved by the Management Board of the Company, i.e.: the Industry Table of Depreciation Rates and the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates, and reflect the period in which these assets are utilised. The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the conclusion of mining operations. Also used in the production line are mining works, which are depreciated individually, over the anticipated life of a given mine, region or level.

In other entities of the Group the following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:

- Buildings and water- and land-related facilities: 25-60 years,
- Machinery and equipment: 4-15 years,
- Vehicles, including railway rolling stock: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

The above useful lives relate to new items of property, plant and equipment. If a used item of property, plant and equipment is brought into use, then the depreciation rates are set individually, appropriately to the anticipated life of a given of item of property, plant and equipment. Individual useful lives are also applied for the depreciation of specialised machinery and equipment.

The basis for the calculation of depreciation is the initial value less the residual value, if the residual value is significant.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole are depreciated individually, applying depreciation rates reflecting their anticipated useful lives.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is derecognised from the balance sheet.

The depreciation method, depreciation rate and the residual value are reviewed at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate.

An asset's carrying amount is written down to its recoverable amount, if the asset's carrying amount (or cash-generating unit to which it belongs) is greater than its estimated recoverable amount. Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of an item of property plant and equipment, investment property and intangible assets (including goodwill)".

The asset's carrying amount includes costs of regular and major inspections, including for the purpose of certification, which are required to avoid the occurrence of faults. The cost of these inspections is depreciated during the period prior to the next inspection or to the end of the useful life of the asset, whichever event occurs first. Any remaining carrying amount of the cost of the previous inspection is derecognised.

Subsequent costs are included in the carrying amount of the given item of property, plant and equipment or are accounted for as a separate item of property, plant and equipment (if appropriate) only if it is probable that future economic benefits will flow to the Group, and the cost of the item can be measured reliably. All other expenditures on the repair and maintenance of an item of property, plant and equipment are recognised in the income statement in the period in which they are incurred.

Recognised as an item of property, plant and equipment are specialised spare parts and servicing equipment with a significant initial value and a useful life of more than 1 year. Other spare parts and servicing-related equipment are recognised as inventories and accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising on the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds (if any) and the carrying amount of the item, and is recognised in the income statement.

2.5 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property used on the basis of a leasing agreement (i.e. land in perpetual usufruct), as long as it also meets the remaining part of the definition of investment property.

Investment property (other than that used on the basis of a leasing agreement) is measured initially at cost. Transaction costs are included in the initial measurement.

The initial cost of the right to use investment property held under a lease is recognised as the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates investment property is recognised at fair value. A gain or loss arising from a change in the fair value of the investment property effects net profit or loss for the period in which it arises.

Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.6 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisitions of associates is included in investment in associates.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses. Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

Gains and losses from the disposal of a subsidiary or associate reflect the carrying amount of the goodwill of the entity disposed of.

b) Other intangible assets

Intangible assets are identifiable non-monetary assets without physical substance. In particular the following are recognised as intangible assets:

- acquired computer software,
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how, permits for telecommunications activities.

Intangible assets are measured at their cost less any accumulated depreciation and accumulated impairment losses.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, which for specific types of intangible assets is as follows:

- Computer programs – 2 - 8 years,
- Licenses for computer software – 2 - 5 years,
- Rights to geological information – 10 years,
- Acquired property rights – over a useful life set separately for individual property rights.

The Group does not possess intangible assets having an indefinite useful life, although it does possess intangible assets not yet available for use. The Group does not depreciate such components of intangible assets until they are settled under another group of intangible assets, however they are tested for impairment.

Amortisation begins when an intangible asset is available for use. The amortisation of an intangible asset ceases at the earlier of the date that the intangible asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is derecognised from the balance sheet.

For intangible assets held by the Group, it is assumed that the residual value is zero.

The amortisation method and the amortisation rate are subject to review at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate.

Any borrowing costs incurred for a particular intangible asset are recognised in the income statement in the period in which they are incurred.

Intangible assets are tested for impairment in accordance with principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

Intangible assets are derecognised (eliminated from the balance sheet) on disposal or when no further economic benefits are expected from its use or disposal. Gains or losses from the derecognition of an item of intangible assets are recognised as the difference between the net income from its disposal, (if any) and the carrying value of the intangible asset and are accounted for in the income statement.

2.7 Research and development costs

Research expenditure is recognised as an expense as incurred.

The Group entities realise development projects which are primarily aimed at reducing copper production costs, both through the direct reduction of production costs as well as through reducing environmental impact, and also by the economic utilisation of by-products. Development projects are also being carried out, aimed at increasing the production capacity of specific sections of the smelters and mines, improving the technical parameters of manufactured products, improving and modernising copper production technology, and improving working conditions where such conditions are especially difficult and have a direct impact on reducing labor productivity.

An intangible asset arising from development is recognised if the entity can demonstrate all of the following:
a) the technical feasability of completing the intangible asset so that it will be available for use or sale,
b) its intention to complete the intangible asset and use or sell it,
c) its ability to use or sell the intangible asset,
d) how the intangible asset will generate probable future economic benefits,
e) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The cost of an internally-generated development recognised under intangible assets is the sum of expenditure incurred from the date when the intangible asset first met the recognition criteria, i.e.:

- the criteria described in points (a)-(f) above,
- it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity, and
- the cost of the asset can be measured reliably.

This cost includes expenditures which are directly attributable to the creation, production and preparation of an asset for planned use.

After initial recognition, an intangible asset is carried at cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets are amortised using the straight-line method, during the period of their anticipated use, which is on average 5 years.

The development costs recognised as an intangible asset is tested for impairment in accordance with the principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

2.8 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity related to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.9 Leasing

A lease is classified as a financial lease if it transfers substantially all the risks and rewards incidental to ownership to the Group. The subject of a financial lease is recognised in assets at the inception of the lease at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.
Each leasing payment is apportioned between the reduction of the outstanding liability and the finance charge, so as to produce a constant periodic rate of interest on the remaining balance of the liability. Interest on a financial lease is recognised in financial costs in the income statement during the lease term in such a way as to achieve for each term a constant periodic rate of interest on the remaining balance of the liability. A depreciable asset acquired in a financial lease is amortised over the shorter of the lease term and its useful life.

A lease in which substantially all the risks and rewards incidental to ownership belong to the lessor (financer) is classified as an operating lease. In the case of a lease on land, if there is no expectation of the transfer of legal title to the subject of the lease to the lessee prior to the end of the lease term, the lease is classified as an operating lease. In particular, the right to the perpetual usufruct of State Treasury land is classified as an operating lease, as well as such a right purchased on a secondary market. However, the right to the perpetual usufruct of land which also meets the definition of investment property in accordance with paragraph 6 of IAS 40 „Investment property", is treated as investment property and recognised in assets at its fair value (described in detail in „Investment property").

Leasing payments paid for due to an operating lease (less any special promotional offers by the lessor (financer)) are settled in costs using the straight-line method during the lease term.

2.10 Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying value may not be recoverable. A loss due to impairment is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value minus costs to sell, and its value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

For the purpose of assessing impairment, each cash-generating unit is determined separately. For the purpose of assessing impairment, goodwill is allocated to a cash-generating unit which is expected to benefit from the synergies of the combination. Each of these cash-generating units relates to a given combined entity.

Non-financial assets, other than goodwill, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed. Impairment losses are recognised in profit or loss.

2.11 Investments (financial assets)

In the consolidated balance sheet investments are classified as follows:

- financial assets at fair value through profit or loss,
- loans and receivables,
- held to maturity investments,
- available for sale financial assets, and
- other non-current financial assets.

Investments are classified based on the purpose for which the investments were acquired. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and their measurement:

1) Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, if so designated by the entity at inception for measurement at fair value through profit or loss. Financial assets are included in the category financial assets held for trading designated at fair value through profit or loss at inception when such classification eliminates or significantly reduces any discrepancy in respect of measurement or recognition, which otherwise would occur due to a different method of measuring assets or of recognising related profits or losses, or if a group of assets is managed in a manner in which its results are measured based on fair value, in accordance with documented risk management principles.

Derivatives are also categorised as „held for trading" unless they are designated as hedges.

Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables.

3) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, excepting assets classified as financial assets measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

4) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.
Also included in this category are shares in subsidiaries which are not fully consolidated or shares in associates which are not accounted for using the equity method due to their insignificant impact on the financial position, the financial result and on the cash flows of the Group.
Available-for-sale financial assets are non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

5) Other non-current financial assets

The category *other non-current financial assets* includes the monetary assets of the Mine Closure Fund. The Group is required by the Act on Geology and Mining dated 1 March 1996 (Journal of Laws Nr 27 item 96 with subsequent amendments) to accumulate cash in a separate Mine Closure Fund (MCF) bank account to cover the future costs of closing mines and other technological objects. As these founds will only be used in future years, their use is solely restricted to settling liabilities during a period of at least twelve months after the balance sheet date (IAS 1 para. 57 d.) and therefore these assets are presented in non-current assets. Financial assets acquired from the funds of the Mine Closure Fund are valued at amortised cost, based on the effective interest rate.

The purchase and sale of investments is recognised at the date of the transaction initially at fair value plus transaction costs.
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Group loses control over a given asset.

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. In the case of available-for-sale financial assets, if their fair value cannot be determined, and they have a set maturity, they are measured at amortised cost; if the asset does not have a set maturity, then it is valued at cost.

Gains and losses from a financial asset which are included in financial assets measured at fair value through profit or loss are included in the income statement in the period in which they arise.
Gains and losses from a financial asset which are included in available-for-sale financial assets are recognised in equity, except for impairment losses and gains and losses due to exchange rate differences on monetary assets. When available-for-sale financial assets are derecognised, the total accumulated gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is unactive (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and investments held to maturity are measured at amortised cost using the effective interest rate.

Financial instruments designated as hedges are included in none of the above categories.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.
If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – set as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of the possibility of the impairment of loans and receivables or of investments held to maturity measured at amortised cost, the amount of the impairment loss is measured as the difference between the carrying value of the asset and the current value of estimated future cash flows discounted by the original effective interest rate for these assets (i.e. the effective interest rate at the initial recognition of assets based on a fixed interest rate, and on an effective interest rate from the final revaluation of assets based on a floating interest rate). Any impairment loss is recognised in the income statement. An impairment loss is reversed if in future periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment. As a result of the reversal of an impairment loss the carrying value of financial assets may not exceed the amount of amortised cost which would have been set had the impairment loss not been recognised. The reversal of an impairment loss is recognised in the income statement.

If there exists evidence of the possibility of the impairment of unquoted equity instruments measured at cost (due to the inability to establish a reliable fair value), the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted by the current market rate of return of similar financial assets. Such an impairment loss is not reversible.

Derivative instruments

1. Recognition and measurement of derivative instruments in the balance sheet

Derivative instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as financial assets at their initial value, representing the cost of the given instrument, or – in the case of sold instruments – in liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in financial assets, while instruments having a negative value are treated as financial liabilities and are presented in liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value.

In the case of buy or sell commodity forwards the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper the official LME closing prices and volatility factors as at the balance sheet date from Reuters were used. For silver we applied the LBM fixing price, also at the balance sheet date. In the case of volatility and silver forward rates, quotations given by banks/brokers were used.

As respects the currency market the fixing price as at the balance sheet date was used. Currency interest rates and currency volatility factors from Reuters were used

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their measurement at the balance sheet date or to their realisation, are presented as net operating costs/income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or of an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments in ineffective portion are recognised as net financial costs in the income statement, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be designated as hedges for a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

Gains and losses arising from changes in the fair value of hedging instruments in the effective part are recognised in an item of income statement respectively to the recognition of changes in the fair value of a given hedged position.

b) Cash flow hedges

Cash flow hedges:

- hedge the exposure to volatility of cash flows that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and
- affects reported net profit or loss.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement as net financial costs.

Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement. The effective part adjusts revenues from sales, while the ineffective part is taken to the income statement as financial income or costs.

Hedge effectiveness is the degree to which changes in the fair value or cash flow of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flow of the hedging instruments.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the cost or other carrying amount of the asset or liability.

The Parent Entity, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Sales Plan for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as from a historical point of view, sales were always realised at those levels assumed in individual Sales Plans.

In addition, the Parent Entity has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to work with the Parent Entity is rather small. Should such a scenario occur, i.e. the termination of contracts by the clients of KGHM Polska Miedź S.A. and the inability to find alternative clients, then the Parent Entity has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the certificates they have been granted.

When entering into contracts, the Group documents the relationship between hedging instruments and the hedged positions, as well as the purpose of risk management and the strategy related to the conclusion of individual hedging transactions. The Group also documents its evaluation, both at the date a hedge is initiated as well as on an on-going basis, of whether derivative instruments used in hedging transactions are highly effective in compensating for changes in fair value or in the cash flow of a hedged position.

2.4 Dedesignation of hedges

The entity ceases to recognise derivative instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the entity withdraws a designation of a given financial instrument as a hedge. The entity may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.
If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

Foreign-denominated bank loans as a future cash flow hedging transaction (currency risk management)

According to Risk Management Policy, the Company, avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.

The accounting policy applied should reflect such hedges in the financial statements of the Company.

The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

This hedging relationship is of a future cash flow hedging nature.

Hedge accounting principles are discontinued if a hedging instrument expires or is sold, terminated or exercised. In this case, the cumulative gain or loss on the hedging instrument that remains recognised directly in equity from the period when the hedge was effective remains separately recognised in equity until the forecast transaction occurs. The replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the entity's documented hedging strategy.

Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

2.12 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and their fair value less costs to sell.

2.13 Inventories

Inventories are comprised of:
- materials,
- semi-finished products and work in progress,
- finished goods, and
- goods for resale.

Additions to inventories are measured in accordance with the following principles:

- materials and goods for resale – at cost,
- production wastes - at net realisable value,
- finished goods, semi-products and work in progress – at manufacturing cost.

Inventories disposed of are measured in accordance with the following principles:

- materials and goods for resale – at average cost based on the average weighted cost of a given item,
- finished goods and semi-products - at manufacturing cost.

At the balance sheet date inventories are measured based on the above-mentioned principles, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated completion costs and applicable selling expenses.

The cost of manufacturing finished products, semi-products and work in progress includes costs directly associated with a given product as well as the variable and fixed indirect costs of production. Fixed indirect costs of production are assigned assuming a normal level of usage of production capacity.

2.14 Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate, less provision for impairment.
Impairment losses on trade receivables are established when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the income statement.

All types of advances, such as for future deliveries of goods and services, for fixed assets under construction, for the acquisition of shares, and for the acquisition of intangible and other assets are recognised in other receivables.

The principles for measuring other receivables representing financial assets are presented in the point „Investments".

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the payment due.

With respect to their maturity, receivables are classified as non-current or current.

2.15 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term investments with original maturities of three months or less from the date of their creation, acquisition, or issuance and cash and cash equivalents having high liquidity.

2.16 Equity

Equity of the Group consists of:

- **share capital** of the Parent Entity at nominal value, reflecting the effects of hyperinflation
- **other reserves**, composed of:
    1. a revaluation reserve set at the fair value of cash flow hedging instruments in that part reflecting an effective hedge, and
    2. a revaluation reserve for the measurement to fair value of financial assets classified as available-for-sale financial assets.

- **retained earnings**, composed of:
  1. undistributed profit or uncovered loss from prior years (accumulated profit/loss from prior years),
  2. profit or loss for the period.

A separate item of equity is minority interests.

2.17 Liabilities

Liabilities are current obligations of entities of the Group arising from past events, whose execution, based on expectations, will cause an outflow from an entity of funds which include in themselves economic benefits.

Liabilities of the Group include:

- liabilities due to bank and other loans, and the issuance of debt securities and other financial instruments (incl. derivative instruments with a negative fair value),
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages,
- other liabilities, and
- special funds – Mine Closure Fund.

Financial liabilities are divided into two categories:

1. Financial liabilities measured at fair value through profit or loss. Included in this category of financial liabilities are liabilities held for trade, and
2. Other liabilities, measured at successive balance sheet dates at amortised cost.

Financial liabilities (i.e. liabilities due to bank and other loans, debt securities, due to trade liabilities and other financial liabilities) are recognised initially at fair value, plus any transaction costs incurred. After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective percentage rate, with the exception of:

a) financial liabilities measured at fair value through profit or loss. Such liabilities (including derivative instruments with a negative fair value), are measured at fair value, and

b) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet).

   If the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and benefits associated with ownership of the transferred assets, then the entity continues to fully recognise the transferred assets and simultaneously recognises financial liabilities in the amount of the payments received. In further periods, the entity recognises all revenues received from the transferred assets and all expenditures incurred in respect of the financial liabilities.

Liabilities not classified as financial liabilities are measured at the amount due for payment.

Financial instruments designated as hedging instruments are not included in any of the above categories.

The Mine Closure Fund is established based on the Law on Geology and Mining, Journal of Laws Nr 27 of 1 March 1996, item 96 with later amendments, and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws Nr 108, item 951).
Based on the obligations arising from the Law on Geology and Mining, provisions for mine closure costs (described in detail in „Provisions") are created. These provisions, together with the above-mentioned fund, entirely cover the estimated costs of mine closure.

2.18 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current tax is calculated in accordance with current tax laws.
Deferred income tax is determined using tax rates (and laws), that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised in the income statement for a given period, unless the deferred tax:

- ✓ relates to transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- ✓ is due to a business combination – in which case the deferred tax impacts goodwill or the excess of interest in the net fair value of assets over the cost of the combination.

Deferred tax assets/liabilities is created from the amount of temporary differences between the tax base of assets and liabilities and their carrying amount in the consolidated financial statements and unused tax losses. Deferred tax assets are recognised only if it is probable that a taxable profit will be achieved in the future that would allow using temporary differences including tax losses.

Deferred tax assets and deferred tax liabilities are offset if the companies of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

2.19 Employee benefits

The companies of the Group offer a variety of employee benefits plans as well as other long-term employee benefits. The Group has plans which define both benefits and contributions. Defined benefits plans are those for the payment of retirement-disability rights and coal equivalent payments. Other long-term employee benefits comprise jubilee awards. Defined contribution plans are those in which the Group pays specified contributions to individual entities and do not entail the legal or constructive obligation to pay further contributions, if the plan does not have sufficient funds to pay employees the benefits due them.

Liabilities due to these defined benefit plans as well as other long-term employee benefits are equal to the current amount of the liabilities due to defined benefits at the balance sheet date, reflecting actuarial gains and losses and the costs of past employment. The amount of liabilities due to defined benefits is calculated annually by independent actuaries using the Projected Unit Credit Method. The current amount of liabilities due to defined benefits is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of the future benefits payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19 the discount rate should be based on the market yields of high quality corporate bonds. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be used.

Apart from the discount rate, other basic factors considered in calculating the future value of benefits are: the inflation rate, the expected rate of increase of wages in the companies of the Group, the rate of increase of the lowest wage and the rate of increase of the price of coal.

Actuarial gains and losses arising due to adjustments of actuarial assumptions *ex post* and to changes in actuarial assumptions increasing or decreasing costs in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement consecutively, using the straight-line method throughout the period in which such rights are acquired.

1. With respect to benefits programs, employees acquire rights to the following benefits:

a) Retirement-disability rights:

received by employees who are entitled to retirement or disability benefits due to their incapacity to work, which condition came about as a result of their having retired or become disabled. To cover future payments of retirement-disability benefits a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of the provision is revalued at the balance sheet date.

b) Jubilee awards:

received by employees for length of service. The principles for payment of jubilee awards are described in the Collective Labor Agreements for the Employees of KGHM Polska Miedź S.A. and in appropriate regulations relating to collective remuneration systems of subsidiaries. To cover future payments of jubilee awards a provision is created. The amount of the provision is revalued at the balance sheet date. The provision is charged to operating costs (in the item „costs of employee benefits").

c) Coal equivalent payments:

a) paid to employees during their employment:

the coal equivalent payment is an entitlement from the date the employee contract is signed. The amount of the cash equivalent is set based on the average annual retail price of 1 tonne of hard coal from the prior year, as announced by GUS.

b) paid post-employment:

right to the equivalent arises from the moment a given employee retires or is placed on disability. To cover future payments of the equivalent a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of the provision is revalued at the balance sheet date.

Provisions levied at the current value of future liabilities arising from coal equivalent payments for former employees and for other persons collecting benefits on behalf of a dead employee is defined as the current value of disability annuities for the person receiving retirement or disability benefits from the date of measurement.

2. Retirement benefits for employees as part of the defined contribution plan.

The Parent Entity of the Group participates in an Employee Retirement Plan (referred to as PPE) by making contributions on behalf of each employee who wishes to participate in an amount appropriate to the employee's wages. With respect to this Program KGHM has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not hold sufficient assets to cover its obligations in respect of the participants of the Program after their period of employment. Employees participate in the PPE through the so-called III pillar of employee insurance.

3. Other employee benefits.

Some of the entities of the Group make one-off sector wage payments (for Miner's Day and Smelter's Day) based on principles described in collective labor agreements. Costs in this respect are charged to the current financial result, matched to wages.

The employee benefits described above are fully realised by the Parent Entity. Their realisation in the subsidiaries however is based on individual, internal regulations and is less comprehensive than the packet of benefits functioning in KGHM Polska Miedź S.A.

2. 20 Provisions

Provisions are created when the companies of the Group have a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are created in particular in respect of the following (if the above-mentioned conditions for recognising provisions are met):

- future mine closure costs after the conclusion of mining activities, costs of liquidating facilities in the copper smelters and in other facilities in cases where the law foresees the obligation to disassemble and eliminate them after the conclusion of activities and to restore the sites to the condition in which they existed prior to the activities,
- the effects of on-going court proceedings and of disputed issues,

- guarantees and security granted,
- future employee benefits arising from Divisional Collective Labor Agreements of Group entities (described in detail in „Employee benefits").

Provisions are created in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future costs of closing mines and other technological objects is created based on the estimated expected costs of liquidating such objects and of restoring their sites to the condition in which they existed prior to the activities. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts, (for mining objects), and technical-economic expertise prepared either by independent external firms or by appropriate staff within the Company.

Provisions are reviewed at the balance sheet date. The real discount rate, which is set quarterly, is applicable for both the current and future discount periods. The increase in provisions due to the passage of time (the so-called „rewinding of the discount" effect) is calculated based on the real discount rate set on the last day of the prior financial year.

Based on IAS 1 „Presentation of financial statements" provisions in the balance sheet are presented as short and long term. The accruals are also accounted for in short term provisions.

Provisions are not created for future operating losses.

2. 21 Revenue recognition

Revenues are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues are adjusted by the result from the settlement of derivative hedging instruments.

Revenues are recognised in the following manner:

a) Revenues from sales of finished products, goods for resale and materials are recognised when:
- an entity has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished products and materials,
- an entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

b) Revenues from the sale of services are recognised when:
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

c) Interest income
Interest income is recognised by the accruals principle, using the effective interest method.

d) Dividends
Income from dividends is recognised when the shareholder's right to receive payment is established.

(in '000 PLN unless otherwise indicated)

2. 22 Segmental reporting by line of business

The activities of the Group are arranged according to criteria for a business segment, i.e. a segment which is a distinguishable component of the activities of the Group that is engaged in providing an individual product or service, and that is subject to risks and returns that are different from those of other business segments.

A geographical segment in the consolidated financial statements is a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

Three segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and computer services – the offering of telecommunications services, telecommunications, IT and computer services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II;

2. 23 Government grants

Non-monetary grants are recognised at their nominal value.

Monetary government grants to assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to shareholders' interests.

2. 24 Rights to emit greenhouse gases

The Group participates in a program to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commits government bodies, including those in Poland, to control and reduce greenhouse gases. Based on signed agreements the goal was established of reducing emissions of carbon dioxide to a specified level (or "cap"). As a result the Polish government assigned emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights were granted for a three-year period 2005-2007, in exchange for the payment of fees in an amount representing a multiple of the rates for the emission of carbon dioxide in 2004 and the amount of allowances granted in 2005.

The emission allowances received from the government and the related non-monetary government grants are valued at their nominal value, i.e. at zero value. Allowances which are purchased on a secondary market are valued at cost. The Group recognises liabilities in respect of emissions of pollutants at the carrying value of the allowances held to cover this liability. Should the amount of allowances be insufficient, these liabilities are presented at fair value at the balance sheet date and are increased by any eventual penalties due to insufficient emission rights to regulate the respective liability. Emission allowances are settled based on the FIFO principle.

2.25 Exploration for and Evaluation of Mineral Resources

The Group classifies as assets due to exploration for and evaluation of mineral resources only those expenditures which meet the general conditions for capitalisation, i.e.:

- it is probable that the entity will obtain future economic benefits related to a given asset component, and
- this component has a cost of purchase or manufacture which may be reliably measured.

The Group recognises as an asset property, plant and equipment used in the exploration for and evaluation of mineral resources as well as intangible assets, under condition that they meet general criteria for recognition. Intangible assets are mainly recognised in the form of rights to perform drilling, analysis and topographical, geological, geochemical and geophysical documentation. Other costs incurred in respect of exploration for and evaluation of mineral resources which do not meet the definition of assets are recognised in profit or loss at the moment they are incurred. In addition, expenditures on development related to mineral resources are not recognised as exploration and evaluation assets.

Expenditures **are not recognised** as exploration and evaluation assets which are incurred:

a) prior to the inception of exploration for and evaluation of mineral resources, such as expenditures incurred **prior to acquiring the right to explore** in a specific area, and

b) **after demonstration of the technical feasibility and commercial viability** of extracting mineral resources.

Exploration and evaluation assets are measured at cost at recognition. At later balance sheet dates these assets are depreciated and subject to impairment loss. Testing for impairment loss is carried out in accordance with the principles set forth in the section „Impairment losses on property, plant and equipment, investment property and intangible assets (including goodwill)", while the facts and circumstances listed below may indicate that impairment testing is required. Such tests are required at the moment that the technical feasibility and commercial viability of extracting mineral resources is demonstrated, i.e. prior to classification of these assets to another group, and also when facts and circumstances indicate that the carrying value of exploration and evaluation assets may exceed their recoverable amount. Any eventual impairment losses are recognised prior to classification.

Occurrence of the following facts and circumstances may indicate the need to conduct an impairment test of exploration and evaluation assets:

a) the period for which the Group has the right to explore in a specific area expired during a given financial period or will expire in the near future, and such right is not expected to be renewed,

b) substantive expenditure on further exploration for and evaluation of mineral resources in a specific area is neither budgeted nor planned,

c) exploration for and evaluation of mineral resources in a specific area has not lead to the discovery of commercially viable quantities of mineral resources, and the Group has decided to discontinue such activities in the specific area, and

d) sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

When testing for impairment, specific exploration and evaluation assets are tested separately, or, if this is not possible, they are allocated to cash-generating units, such as the entity financing the exploration for and evaluation of mineral resources.

3. Risk management policy

The entities of the Group attempt to avoid unnecessary risk, and to limit those threats related to their basic activities to an acceptable level, which is obtained primarily through the use of hedging transactions.

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed. The main goal of risk management is to minimise fluctuations in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Parent Entity, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the company in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management.

Identifying primary risks

The fundamental risk to which the Group is exposed is market risk. This is comprised of:

- the metals prices risk
- the currency risk
- the interest rates risk

The metals prices risk

The Group is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based on primarily on monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The commercial policy is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Group is exposed to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.

In a situation wherein a client expects that the price basis in a contract is to be defined in a non-standard way and this way is subsequently accepted, transactions with banks and brokers (known as adjustment hedge transactions) are entered into which swap the base price requested by the customer for the average price from the month of delivery. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure of the entity to the risk of fluctuations in metals prices.

Currency risk

The Group is exposed to the currency risk in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The base (functional) currency for the Group however is the PLN. As a result, the Group receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the commercial contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Group is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

Interest rate risk

The Group is exposed to the interest rates risk in the case of drawing new or refinancing existing debt.

Liquidity risk

The Group is exposed to the risk of losing financial liquidity, understood as the ability to regulate its liabilities within given timeframes. Financing the activities of the Group using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Group must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as of refinancing its debt. This risk is primarily dependent on market conditions and on evaluating the creditworthiness of the KGHM Polska Miedź S. A. Group.

Credit/investment risk

Exposure to credit risk is related to three main areas:
- the creditworthiness of customers with whom products sales transactions are undertaken,
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, hedging transactions are undertaken; and
- the creditworthiness of the entities in which investments are made or whose securities are purchased.

Operating risk

Operating risk, representing a very broad category, comprises the remaining risk factors to which the Group is exposed, and whose existence could lead to financial loss. The main type of operating risk is related to failures in the system of internal controls, human error, improper use of information systems, or to the application of improper valuation models, and also to errors in legal interpretations, as well as to improper procedures.

The Group is exposed to operating risk in every aspect of its business activities.

Principles of managing market risk

The Group uses an integrated approach to managing those risks to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged position for the hedging strategy on the currency market. Furthermore, the Company has significantly greater flexibility in building hedging strategies.

A consistent and gradual approach to the management of market risk is also applied. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and of revenues from sales as well as time periods extended farther into the future. As a result, it is possible to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

Risk measurement

The Group quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner, which comprises all of the various types of risk. Due to the fact that the decidedly greatest and most significant risk is that of market risk as well as to the ability to measure such risk, and therefore to express it objectively, this risk is quantified.
The basic methods for measuring the market risk to which the Group is exposed are:
- scenario analysis, and
- stress tests.

Scenario analysis is based on simulations of changes in the results or of changes in specific items (e.g. cash flow from transactions using derivative instruments), using various levels of assumed risk factors. Scenario analysis attempts to answer the question as to what degree the value of a given position may change under normal market conditions. For this reason changes in such factors should be relatively typical from the point of view of the analysed market.

(in '000 PLN unless otherwise indicated)

Stress tests are aimed at simulating changes in values for a given position, due to extreme changes in market factors.

Derivative instruments applied

The Group only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In order to evaluate given market instruments, the Group uses information obtained from leading banks on a given market as well as from brokers or from information services.

In accordance with its risk management policy, the following types of instruments may be applied:
- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may also be of a standard type (being quoted instruments), as well as of a non-standard type (over-the-counter instruments).

Risk management in the first half of 2006

The types of risk described in the above note primarily relate to the activities of the Parent Entity. Consequently, risk management is concentrated in the Parent Entity and is carried out at that level. This relates in particular to the policies of hedging against changes in metals prices and in exchange rates.

In the first half of 2006 copper hedging strategies represented appx. 30% of sales of this metal realised by the Parent Entity. With respect to silver sales this figure amounted to appx. 39%. In the case of the currency market, hedged revenues from sales represented appx. 11% of total revenues from sales realised by the Parent Entity.

Transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first half of 2006 the result on derivative instruments was at a level of PLN (935 775) thousand, of which revenues from sales were adjusted by PLN (931 777) thousand (being the amount transferred from equity to profit and loss in the financial period), while PLN (4 541) thousand represented net financial costs and PLN 544 thousand represented other net operating income.

In the first half of 2006 the Parent Entity implemented strategies hedging the copper price in a total volume of 84 thousand tonnes and a time horizon falling in 2007, using options instruments and swap contracts. In addition, during this period adjustment hedge transactions were implemented in a total volume of 7.45 thousand tonnes and a time horizon falling in June and August 2006.

In the case of the silver market, during the analysed period strategies were implemented for hedging the price of this metal in a total volume of 3 mln troz (appx. 93 tonnes) and a time horizon falling in 2007, using options instruments. In the first half of 2006 adjustment hedge transactions were also implemented on the silver market in a total volume of 1 550 781 troz (appx. 48 tonnes) and a time horizon falling in July 2006 of which in the financial period 644 889 troz were closed (appx. 20 tonnes).

In the first half of 2006 the Parent Entity implemented adjustment hedge transactions on the gold market in a volume of 6 912 troz (appx. 215 kg) and a time horizon falling in August 2006.

With respect to activities on the currency market, the Parent Entity during this period implemented strategies hedging the USD/PLN rate in a nominal amount of 90 mln USD and a time horizon falling in the fourth quarter of 2006, using options instruments and forward contracts. In addition, during the period described adjustment hedge transactions were implemented in a nominal amount of 61.37 mln USD and a time horizon falling in June and July 2006, of which in the financial period USD 9.06 mln were closed.

The Parent Entity remains hedged for a portion of copper sales planned for the second half of 2006 (105 thousand t), as well as in 2007 (174 thousand t), for a portion of silver sales planned for the second half of 2006 (4.5 mln troz) and in 2007 (4.5 mln troz), as well as for a portion of revenues from sales (currency market), planned to be achieved in the second half of 2006 (330 mln USD) and in 2007 (135 mln USD).

(in '000 PLN unless otherwise indicated)

The Parent Entity continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

Risk management in the remaining companies of the KGHM Polska Miedź S.A. Group

The remaining companies of the Group likewise possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherence to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures these companies of minimalisation of risk in decision taking related to their business activities. Apart from the Parent Entity the companies of the Group do not enter into hedging transactions meeting the conditions for hedge accounting.

4. Important estimates and assumptions

4.1 Classification of financial instruments

In accordance with IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments are evaluated.

Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

4.2 Measurement of provisions

1. The provision for future employee benefits – retirement or disability rights, jubilee awards and post-employment coal equivalent payments is estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.
   - an increase in the discount rate by 1% and an increase by 1 % in the coal and wages increase factor would cause a decrease in the provision by PLN 204 thousand,
   - a decrease in the discount rate by 1% and an increase by 1 % in the coal and wages increase factor would cause an increase in the provision by PLN 223 864 thousand,
   - an increase in the discount rate by 1% and a decrease by 1 % in the coal and wages increase factor would cause a decrease in the provision by PLN 153 003 thousand,
   - a decrease in the discount rate by 1% and a decrease by 1 % in the coal and wages increase factor would cause an increase in the provision by PLN 204 thousand.

2. The provision for the closure of mines and other technological objects.
   This provision represents the equivalent of the estimated future costs of mine closure, discounted to present value. Measurement of this provision at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a multiple of the nominal rate and inflation), where:
   - the nominal percentage rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
   - the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

If the real discount rate used to estimate the amount of the provision for closing mines and other technological objects differed from Management's estimate by 1%, the carrying amount of the provision for closing mines and technological objects would be PLN 93 271 thousand lower, or PLN 93 271 thousand higher.

3. Deferred income tax assets/liabilities
   The deferred income tax assets/liabilities are measured by using tax rates which are expected to apply at the moment of realisation of the tax assets or release of the liabilities, base on tax laws that have been enacted or substantively enacted by the balance sheet date.

4. Other non-current provisions - these are estimated using parameters applied in revaluing provisions for employee benefits.

4.3 Depreciation rates

Level of the depreciation rates is set on the basis of expected economically useful life of items of property, plants, equipment and intangible assets which are in turn related to estimated period of mines activity and other carried out activities in the geographical field or economic site.

(in '000 PLN unless otherwise indicated)

5. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A. – as a Parent Entity of the Group fully consolidated 23 subsidiary entities in the current period and accounted for 2 associated entities using the equity method.

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. - CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Metale DSI S.A.	Lubin	investment activities	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electrical and heating energy	100	100
CBJ sp. z o.o.	Lubin	technical research and analysis	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco sp. z o.o.	Legnica	trade, agency and representative services	98.96	98.96
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	92.79	92.79
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	100	100
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	research and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	86.02	86.02
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	74.5	74.5
Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.	Lubin	generation, distribution and sale of electrical and heating energy	99.8	99.8

The consolidated financial statements do not include the four subsidiaries PCPM Sp. z o.o., AQUAKONRAD SA in bankruptcy, Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" and PU "Mercus Serwis" Sp. z o.o. *(based on IAS 8 par. 8, which allows for exemption from the principles of IFRS when the effect of applying them is immaterial).* The shares of these unconsolidated subsidiaries are presented in non-current available-for-sale financial assets and are measured at cost adjusted by impairment losses.

The net assets of these entities and their financial results at 30 June 2006 were as follows:

	net assets	financial result
PCPM sp. z o.o.	368	114
AQUAKONRAD S.A. in bankruptcy	(7 417)	(156)
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	24 519	723
PU "Mercus Serwis" Sp. z o.o.	1 076	44

During the financial and comparable periods there were no business combinations and no joint ventures.

(in '000 PLN unless otherwise indicated)

6. Information on business segments

for the period from 1 January 2006 to 30 June 2006

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	5 708 149	247 989	219 919	-	6 176 057
Inter-segment sales	72 108	2 258	676 357	(750 723)	-
Total sales	**5 780 257**	**250 247**	**896 276**	**(750 723)**	**6 176 057**
RESULT					
Segment result	2 381 748	54 450	169 605	(103 549)	2 502 254
Unallocated costs of Group as a whole	-	-	-	-	(271 090)
Operating profit	-	-	-	-	**2 231 164**
Financial cost - net	-	-	-	-	(13 285)
Share of profit of associates	-	-	-	-	99 841
Profit before income tax	-	-	-	-	**2 317 720**
Income tax expense	-	-	-	-	(369 628)
Profit for the period	-	-	-	-	**1 948 092**

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 032 860	1 179 095	1 107 915	(333 903)	11 985 967
Investments in segment - in subordinated entities accounted for using the equity method	-	567 126	2 010	-	569 136
Unallocated assets of Group as a whole	-	-	-	-	1 199 147
Total consolidated assets					**13 754 250**
Segment liabilities	2 665 988	57 154	315 933	(184 753)	2 854 322
Unallocated liabilities of Group as a whole	-	-	-	-	5 602 282
Total consolidated liabilities	-	-	-	-	**8 456 604**
Investment expenditures	232 264	24 013	59 605	-	315 882
Depreciation on property, plant and equipment	182 940	41 646	32 534	(3 391)	253 729
Amortisation on intangible assets	5 275	2 268	2 101	(12)	9 632
Impairment of property, plant and equipment recognised in income statement	321	-	114	-	435
Impairment of intangible assets recognised in income statement	-	-	230	-	230
Other non-monetary costs	138 166	8 734	6 412	93	153 405

(in '000 PLN unless otherwise indicated) EXEMPTION NUMBER: 82-4639

Information on business segments – continuation

for the period from 1 January 2005 to 30 June 2005

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	3 540 846	245 810	214 077	-	4 000 733
Inter-segment sales	64 526	2 380	658 433	(725 339)	-
Total sales	**3 605 372**	**248 190**	**872 510**	**(725 339)**	**4 000 733**
RESULT					
Segment result	1 320 994	54 878	196 937	(127 025)	1 445 784
Unallocated costs of Group as a whole	-	-	-	-	(259 138)
Operating profit	**-**	**-**	**-**	**-**	**1 186 646**
Financial cost - net	-	-	-	-	(54 714)
Share of profit of associates	-	-	-	-	103 873
Profit before income tax	**-**	**-**	**-**	**-**	**1 235 805**
Income tax expense	-	-	-	-	(230 992)
Profit for the period	**-**	**-**	**-**	**-**	**1 004 813**

for the period from 1 January 2005 to 31 December 2005

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	7 605 228	1 242 674	1 125 426	(376 513)	9 596 815
Investments in segment - in subordinated entities accounted for using the equity method	-	929 035	2 138	-	931 173
Unallocated assets of Group as a whole	-	-	-	-	520 728
Total consolidated assets					**11 048 716**
Segment liabilities	2 453 449	92 904	316 279	(277 269)	2 585 363
Unallocated liabilities of Group as a whole	-	-	-	-	2 106 032
Total consolidated liabilities	**-**	**-**	**-**	**-**	**4 691 395**
	for the period from 1 January 2005 to 30 June 2005				
Investment expenditures	240 333	42 542	56 695	(1 292)	338 278
Depreciation on property, plant and equipment	156 919	45 985	30 292	(3 182)	230 014
Amortisation on intangible assets	5 171	2 453	1 754	(9)	9 369
Impairment of property, plant and equipment recognised in income statement	903	252	533	-	1 688
Impairment of intangible assets recognised in income statement	-	-	172	-	172
Reversal of property, plant and equipment impairment recognised in income statement	-	12	323	-	335
Other non-monetary costs	89 289	6 489	5 358	(3 076)	98 060

The principles of breakdown of segments are described in note nr 2 point 2.22

Inter-segment transactions are entered into under normal market conditions which also apply in relations with parties external to the Group.

(in '000 PLN unless otherwise indicated)

Information on geographical segments

	Sales for the period		Total assets at		Investment expenditures for the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005	30 June 2006	31 December 2005	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Poland	2 300 479	1 533 604	13 426 445	10 915 368	310 022	337 155
Germany	1 667 824	715 138	-	-	-	-
France	204 431	446 716	-	-	-	-
United Kingdom	295 329	231 003	258 789	83 478	12	1
Czech Republic	441 712	323 027	-	-	-	-
Austria	190 462	216 616	60 869	41 021	-	13
Hungary	97 408	29 699	-	-	-	-
China	426 087	246 612	-	-	-	-
Other countries	552 325	258 318	8 147	8 849	-	1 109
TOTAL:	**6 176 057**	**4 000 733**	**13 754 250**	**11 048 716**	**310 034**	**338 278**
Amount presented in consolidated financial statements	6 176 057	4 000 733	13 754 250	11 048 716	310 034	338 278

The geographical breakdown of revenues from sales reflects the end location of clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total investment expenditures reflects the distribution of assets.

7. Property, plant and equipment

	At	
	30 June 2006	31 December 2005
Land	16 885	14 942
Land and buildings	2 992 665	2 727 882
Technical equipment and machinery	1 990 971	1 969 979
Vehicles	100 899	96 567
Other property, plant and equipment	51 124	57 115
Assets under construction	472 224	689 443
Total	**5 624 768**	**5 555 928**

(in '000 PLN unless otherwise indicated)

Change in property, plant and equipment in the period from 1 January 2005 to 30 June 2006

	Land	Land and buildings	Technical equipment and machinery	Vehicles	Other property, plant and equipment	Assets under construction	Total
At 1 January 2005							
Gross value	14 554	6 384 599	4 956 294	272 607	127 916	606 774	12 362 744
Depreciation (inc. impairment losses)	-	(3 507 178)	(3 136 452)	(179 066)	(86 459)	(4 804)	(6 913 959)
Net book amount	**14 554**	**2 877 421**	**1 819 842**	**93 541**	**41 457**	**601 970**	**5 448 785**
Changes in 2005							
Settlement of assets under construction	981	188 136	492 332	25 591	23 831	(730 871)	-
Settlement of assets under construction – other (leasing, warehouse storage, without effect)	-	-	-	-	-	(3 474)	(3 474)
Purchases	73	314	19 952	2 912	3 110	826 755	853 116
Disposal	(70)	(1 487)	(2 201)	(206)	(36)	(92)	(4 092)
Scrapping or write-off	-	(3 925)	(4 829)	(188)	(1 175)	(4)	(10 121)
Reclassification to assets classified as held for sale or inclusion in a disposal group (note nr 25)	(757)	(4 136)	(1 777)	(35)	(47)	-	(6 752)
Other changes	161	(774)	(1 096)	(2 376)	(287)	1 995	(2 377)
Change in amount of provisions for costs of dismantling (gross value)	-	(66 794)	-	-	-	-	(66 794)
Transferal between groups	-	(2 028)	2 028	-	-	-	-
Depreciation	-	(143 650)	(289 864)	(22 426)	(9 683)	-	(465 623)
Impairment losses	-	(117 206)	(65 355)	(374)	(63)	(10 629)	(193 627)
Reversal of impairment losses	-	1 089	480	126	8	3 793	5 496
Utilisation of impairment losses	-	922	467	2	-	-	1 391
At 31 December 2005							
Gross value	14 942	6 438 775	5 298 490	290 117	144 144	701 083	12 887 551
Depreciation (inc. impairment losses)	-	(3 710 893)	(3 328 511)	(193 550)	(87 029)	(11 640)	(7 331 623)
Net book amount	**14 942**	**2 727 882**	**1 969 979**	**96 567**	**57 115**	**689 443**	**5 555 928**
Changes in 2006							
Settlement of assets under construction	1 952	325 960	173 644	15 323	2 980	(519 859)	-
Settlement of assets under construction – other (leasing, warehouse storage, without effect)	-	-	-	-	-	(2 230)	(2 230)
Purchases	-	38	3 625	741	1 524	305 452	311 380
Disposal	(6)	(762)	(68)	(137)	(1)	(22)	(996)
Scrapping or write-off	-	(147)	(1 412)	(12)	(4)	-	(1 575)
Other changes	(3)	807	(1 596)	(39)	(5 800)	(425)	(7 056)
Change in amount of provisions for costs of dismantling (gross value)	-	23 453	-	-	-	-	23 453
Transferal between groups	-	(3 174)	3 175	-	(1)	-	-
Depreciation (note nr 28)	-	(81 351)	(156 147)	(11 542)	(4 689)	-	(253 729)
Impairment losses (note nr 28)*	-	(57)	(243)	(24)	-	(135)	(459)
Reversal of impairment losses (note nr 28)	-	3	-	21	-	-	24
Utilisation of impairment losses	-	13	14	1	-	-	28
At 30 June 2006							
Gross value	16 885	6 779 923	5 415 366	301 052	141 751	483 999	13 138 976
Depreciation (inc. impairment losses)	-	(3 787 258)	(3 424 395)	(200 153)	(90 627)	(11 775)	(7 514 208)
Net book amount	**16 885**	**2 992 665**	**1 990 971**	**100 899**	**51 124**	**472 224**	**5 624 768**

* Impairment losses on property, plant and equipment under construction were included in other operating costs.

(in '000 PLN unless otherwise indicated)

Property, plant and equipment cont.

The KGHM Polska Miedź S.A. Group as a lessee utilises the following property, plant and equipment based on financial leasing agreements

	At					
	30 June 2006			31 December 2005		
Groups of property, plant and equipment	Initial value – capitalised financial leasing	Depreciation	Net book amount	Initial value – capitalised financial leasing	Depreciation	Net book amount
Technical equipment and machinery	12 484	6 861	5 623	12 484	5 799	6 685
Vehicles	939	453	486	5 610	827	4 783
Total	**13 423**	**7 314**	**6 109**	**18 094**	**6 626**	**11 468**

The KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating leasing agreements

	At							
	30 June 2006				31 December 2005			
	Cost	Depreciation in the period	Accumulated depreciation	Net book amount	Cost	Depreciation in the period	Accumulated depreciation	Net book amount
Land	1 640			1 640	880	-	-	880
Land and buildings	42 345	458	21 667	20 678	69 244	1 737	34 836	34 408
Technical equipment and machinery	30 061	753	13 577	16 484	29 339	1 730	13 373	15 966
Other property, plant and equipment	600	12	511	89	596	32	494	102
Total	**74 646**	**1 223**	**35 755**	**38 891**	**100 059**	**3 499**	**48 703**	**51 356**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group pledged on property, plant and equipment.

	As at	
	30 June 2006	31 December 2005
Amount of collateral (up to amount of collateral pledged)	38 226	38 325

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been impaired or lost.

	half-year 2006	full year 2005
Amount of compensation recognised in profit or loss	177	929

(in '000 PLN unless otherwise indicated)

8. Intangible assets

	At 30 June 2006	At 31 December 2005
Development costs	6 169	7 860
Goodwill	701	701
Software	21 368	24 336
Acquired concessions, patents, licenses	15 876	18 379
Other intangible assets	37 090	37 972
Intangible assets not yet available for use	27 791	25 265
Total	**108 995**	**114 513**

Changes in intangible assets in the period from 1 January 2005 to 30 June 2006:

	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2005							
Gross value	14 964	701	68 047	31 304	40 185	9 303	164 504
Amortisation (incl. impairment losses)	(8 209)	-	(40 028)	(15 097)	(1 752)	-	(65 086)
Net book amount	**6 755**	**701**	**28 019**	**16 207**	**38 433**	**9 303**	**99 418**
Changes in 2005							
Transfer from intangible assets not yet available for use	2 423	-	2 600	7 323	325	(12 671)	-
Manufactured internally	-	-	4 784	149	-	-	4 933
Purchases	894	-	1 499	385	1 195	29 032	33 005
Other increases	948	-	-	28	-	-	976
Disposal	(98)	-	-	-	-	-	(98)
Scrapping or write-off	(18)	-	-	(3)	(169)	-	(190)
Other decreases	(282)	-	(24)	(121)	-	(399)	(826)
Amortisation	(2 762)	-	(9 129)	(5 530)	(1 812)	-	(19 233)
Impairment losses	-	-	(3 413)	(59)	-	-	(3 472)
At 31 December 2005							
Gross value	18 521	701	76 619	38 405	40 544	25 265	200 055
Amortisation (incl. impairment losses)	(10 661)	-	(52 283)	(20 026)	(2 572)		(85 542)
Net book amount	**7 860**	**701**	**24 336**	**18 379**	**37 972**	**25 265**	**114 513**
Changes in 2006							
Transfer from intangible assets not yet available for use	-	-	159	849	-	(1 008)	-
Manufactured internally	-	-	342	2	-	-	344
Purchases	176	-	210	77	498	3 541	4 502
Disposal	-	-	-	-	(350)	-	(350)
Scrapping or write-off	-	-	-	-	(145)	-	(145)
Other decreases	-	-	-	-	-	(7)	(7)
Amortisation (note nr 28)	(1 637)	-	(3 679)	(3 431)	(885)	-	(9 632)
Impairment losses (note nr 28)	(230)	-	-	-	-	-	(230)
At 30 June 2006							
Gross value	18 697	701	77 266	39 343	39 959	27 791	203 757
Amortisation (incl. impairment losses)	(12 528)	-	(55 898)	(23 467)	(2 869)	-	(94 762)
Net book amount	**6 169**	**701**	**21 368**	**15 876**	**37 090**	**27 791**	**108 995**

At 30 June 2006 the most significant items of intangible assets in these assets of the consolidated statements of the KGHM Polska Miedź S.A. Group are: documentation of geological information on the "Głogów Głęboki" deposit with a carrying amount of PLN 30 999 thousand (recognised in "other intangible assets"), and documentation granting mining rights for the purpose of extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 211 thousand (recognized in "acquired concessions, patents, licenses"). The remaining depreciation period of both items of intangible assets is 48 years.

The amortisation of intangible assets utilised in the production of products or in the providing of services was recognised in the income statement as costs of sales. For other intangible assets amortisation was recognised in administrative costs.

In December 2005 the Polish government assigned emission rights to specific entitled economic entities. According to the National Plan for the Assignment of Emission Rights, the Group is entitled to emit 1 971 900 tonnes of carbon dioxide in the years 2005-2007, i.e. 657 300 tonnes annually. At 30 June 2006 carbon dioxide emissions amounted to 357 296 tonnes. The forecast emission of 644 932 tonnes by the end of 2006 does not exceed the annual emissions limit. The fee of PLN 144 thousand due to admission of the Group to the emissions rights program was incurred in 2006 and was recognised in full in the current financial result.

(in '000 PLN unless otherwise indicated)

9. Investment property

	half-year 2006	full year 2005
Beginning of financial period	**28 250**	**9 878**
Changes during the financial period	**15**	**18 372**
- increase due to acquisition	-	152
- increase due to measurement to fair value	-	18 220
- capitalised expenditures	15	-
End of financial period	**28 265**	**28 250**

Direct operating costs (including repair and maintenance costs) incurred due to the holding of investment property which did not earn rental income amounted during the period from 1 January to 30 June 2006 to PLN 146 thousand (for the period from 1 January to 31 December 2005, PLN 121 thousand).

The KGHM Polska Miedź SA Group owns investment property located in Warsaw and Lubin. It is composed of the rights to perpetual usufruct of land, land and buildings. The measurement of investment property to fair value was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation. The value of property was estimated using a comparative approach, by the method of comparing pairs. In choosing the approach and method, the principles set out in the law on property management and the Decree of Council of Ministers regarding the specific principles of valuing property and the manner for preparing property valuation documentation was followed. Market data was used to perform this valuation.

Estimation of the value of property located in Lubin was performed based on a new management plan foreseeing the possibility of constructing housing on terrain zoned as investment property. On the terrain being considered 850 free-standing, single-family homes, each situated on a plot of 800 m2, may be built. This valuation was prepared on 31 December 2005 for the property in Warsaw and 12 August 2005 for the property in Lubin and remain valid at the balance sheet date.

(in '000 PLN unless otherwise indicated)

10. Investments in associates

	half-year 2006	full year 2005
Beginning of financial period	**931 173**	**805 095**
Share of profits of associates	99 841	210 160
Change in equity due to dividend payment for the prior and financial year	(461 878)	(84 082)
End of financial period	**569 136**	**931 173**

Share of Group in associates

	Country of incorporation	Assets	Liabilities	Revenues	Profit/loss	Interest held (%)
At 31 December 2005						
Polkomtel S.A.	Poland	7 597 133	2 859 575	6 495 963	1 067 105	19.61
Minova-Ksante Sp. z o.o.	Poland	8 654	1 527	15 902	3 021	30.00
		7 605 787	2 861 102	6 511 865	1 070 126	
At 30 June 2006						
Polkomtel S.A.	Poland	8 432 199	5 540 172	3 541 124	506 844	19.61
Minova-Ksante Sp. z o.o.	Poland	8 623	1 924	8 099	1 601	30.00
		8 440 822	5 542 096	3 549 223	508 445	

The company Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest, is an associated entity which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedz S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies.

The consolidated financial statements of the KGHM Polska Miedź S.A. Group did not use the equity method to account for the shares of the associate PHU Mercus Bis Sp. z o.o. due to the insignificant value of its net assets (PLN 663 thousand) as well as of the financial result of the company (PLN 219 thousand) (based on IAS 8 par. 8, which allows for exemption from the principles of IFRS when the effect of applying them is immaterial). The Group presents the shares of this company in available-for-sale financial assets.

(in '000 PLN unless otherwise indicated)

11. Available-for-sale financial assets

	At	
	30 June 2006	**31 December 2005**
Non-current available-for-sale financial assets	**55 297**	**55 469**
- shares in unconsolidated subsidiaries	10 623	10 322
- shares in other not listed companies	14 522	14 522
- state treasury bonds	3 221	3 154
- limited partner interests in AIG	26 924	27 464
- other	7	7
Current available-for-sale financial assets	**-**	**-**
Total available-for-sale financial assets:	**55 297**	**55 469**

Change in balance of available-for-sale financial assets

	half - year 2006	**full year 2005**
Beginning of financial period	**55 469**	**31 816**
Reclassification of limited partners interests in AIG as available-for-sale financial assets at 1 January 2006 (note nr 12)	-	37 274
Difference from accounting for limited partners interests in AIG using the equity method at 1 January 2005	-	12 707
Acquisitions	301	13 011
Measurement recorded through equity	(37)	4 617
Impairment losses recognised in the income statement	-	(4 051)
Disposals	(503)	(39 976)
Other changes	67	71
End of financial period	**55 297**	**55 469**

The main area of investment of the Group in available-for-sale financial assets is in the shares of unquoted companies. Included in this category are shares in unconsolidated, due to their immaterial impact on the financial statements, subsidiaries of the Group. Shares included in the category of available-for-sale financial assets have no set maturity or interest. For shares included in the category of available-for-sale financial assets there is no active market, due to which the Group is not able to determine a reasonable range within which fair value may be located, and therefore these assets are valued at cost less any impairment loss.

Also included in the category of available-for-sale financial assets are state treasury bonds. State treasury bonds in the amount of PLN 3 221 thousand were measured by applying a variable, market-based interest rate at 30 June 2006 of 5.98% (at 31 December 2005 5.98%), and therefore their carrying amount is equal to their fair value. Due to this volatility in the interest rate there exists the risk of volatility of cash flow. Interest is paid annually. State treasury bonds may be redeemed before their maturity by the State Treasury.

In the financial period, from 1 January 2006, the Group reclassified shares in the AIG investment fund as financial assets available for sale and consequently restated data for the comparative period. This reclassification was caused by a change in IAS 39, *Financial Instruments: Recognition and Measurement*, which came into force for periods beginning on 1 January 2006. This change in the principles for recognising shares in the AIG fund are described in note nr 2, point 2.1.

(in '000 PLN unless otherwise indicated)

12. Other financial assets

	At			
	30 June 2006		31 December 2005	
	Carrying amount	Fair value	Carrying amount	Fair value
A. Non-current held-to-maturity financial assets:	46	46	44	44
- other securities	46	46	44	44
B. Other non-current financial assets:	**31 264**	**31 499**	**19 959**	**19 959**
- other financial assets	31 264	31 499	19 959	19 959
Total other financial assets:	**31 310**	**31 545**	**20 003**	**20 003**

Change in other financial assets

	Carrying amount	
	half year 2006	full year 2005
Beginning of financial period	**20 003**	**53 407**
Reclassification of limited partners interests in AIG as available-for-sale financial assets (note nr 11)	-	(37 274)
Acquisitions	31 240	44 028
Disposal due to expiry of redemption date	(19 959)	(40 156)
Other changes	26	(2)
End of financial period	**31 310**	**20 003**

The category *other non-current financial assets* includes the monetary assets of the Mine Closure Fund.

Management of the MCF assets primarily involves their investment in current accounts, mainly in overnight accounts or other securities, most of which have a maturity of three months from the date of acquisition. Consequently the change in this item shows the balance of closures of accounts and acquisitions of securities at the balance sheet date, but does not show turnover. MCF assets at the balance sheet date were invested in current commercial bonds having a fixed interest rate, and were valued at their adjusted cost based on the effective interest rate. The value of these financial instruments at their adjusted cost amounted to PLN 31 264 thousand (at 31.12.2005 the assets of the MCF in the amount of PLN 19 959 thousand were invested in current bank accounts). Although the Group is exposed to the risk of changes in fair value associated with the fixed interest rate of commercial bonds held, the Group considers that, due to the high investment ratings of the issuers of these securities and to the short-term nature of the securities, the credit risk to which the Group is exposed due to their purchase is low.

The effective rates of financial debt instruments range from 4.02% to 4.20%, and were issued by the following firms: Leader Price, Carslberg, Toyota, AIG Bank and International Papers. Interest calculated using the effective interest rate amounted at the balance sheet date to PLN 235 thousand. This interest, as accrued interest, was not recognised at the balance sheet date, as the value of the Fund could not be increased by non-cash assets.

13. Derivative financial instruments

All derivative instruments have been recognised in the balance sheet at fair value.

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/exch. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	At 30 June 2006 Financial assets	At 30 June 2006 Financial liabilities	At 31 December 2005 Financial assets	At 31 December 2005 Financial liabilities
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed*	129.7	3 580	23 410	(1 493 309)	-	(410 118)
Collar contracts*	77.75	2411 - 2903	134	(1 020 036)	781	(505 229)
Bought put options	36	4250	26 538	-	-	-
TOTAL	-	-	50 082	(2 513 345)	781	(915 347)
Silver						
Swaps - exchange of floating prices for fixed*	5 336	8.1598	8 025	(52 068)	-	(88 197)
Collar contracts	3 000	7.0000 – 9.5040	1 036	(17 812)	797	(3 491)
Bought put options	1 500	12.0000	10 714	0	-	-
TOTAL	-	-	19 775	(69 880)	797	(91 688)
Gold						
Swaps - exchange of floating prices for fixed	6.912	648.25	680	-	-	-
Currency						
Forwards - sale	264 029	3.2364	24 986	(6 722)	15 323	(12)
Bought put options	60 000	3.1250	3 643	-	6 257	-
Collar contracts	157 500	3.1544 – 3.6806	16 459	(950)	13 370	(3 870)
TOTAL	-	-	45 088	(7 672)	34 950	(3 882)
Total hedging instruments with a maturity up to 12 months			115 625	(2 590 897)	36 528	(1 010 917)
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed	21	6 200	-	(20 425)	-	(113 283)
Collar contracts	-	-	-	-	1 608	(88 016)
Bought put options	36	4 250	43 951	-	5 073	-
TOTAL	-	-	43 951	(20 425)	6 681	(201 299)
Silver						
Bought put options	1 500	12	12 235	-	-	-
Collar contracts	-	-	-	-	1 441	(4 946)
TOTAL	-	-	12 235	-	1 441	(4 946)
Currency						
Forwards - sale	-	-	-	-	2 514	-
Collar contracts	37 500	3.0000 – 3.7410	3 679	(845)	9 912	(4 053)
TOTAL	-	-	3 679	(845)	12 426	(4 053)
Total hedging instruments with a maturity over 12 months			59 865	(21 270)	20 548	(210 298)
Total hedging instruments			175 490	(2 612 167)	57 076	(1 221 215)

* The Parent Entity makes use of commodity hedging instruments, in which the base asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments for the month of June 2006 are settled on 5 July 2006. On the balance sheet date they were valued at fair value and recognised in the list of hedging

instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement in the financial period in which the hedging positions were realised. This means that the effective part of June commodity transactions have already been transferred from equity to the income statement as at 30 June 2006, despite the fact that they were only settled on 5 July 2006. The result of settlement of the effective part of these transactions therefore is included in the amount of PLN (931 777) thousand which was transfered from equity. These principles relate to copper collar contracts (volume: 10 250 tonnes, average weighted price: 2546-2849 USD/t and fair value: PLN (141 819) thousand and to swaps contracts – the exchange of floating copper prices for fixed prices (volume: 8 600 tonnes, average weighted price: 5944 USD/t and fair value: PLN (34 302) thousand) and to swaps contracts – the exchange of floating silver prices for fixed prices (volume: 1 300 000 troz, average weighted price: 6.3940 USD/troz and fair value: PLN (18 208) thousand) and sold currency forward contracts (volume 40 400 thousand USD, average weighted price: 3.0522 USD/PLN and fair value: PLN (4 922) thousand).

Type of financial instrument	Volume/Notional Cu['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/Exc. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	At 30 June 2006 Financial assets	30 June 2006 Financial liabilities	31 December 2005 Financial assets	31 December 2005 Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps – exchange floating prices for fixed	9	2 626	-	(122 778)	-	-
Swaps-exchange of fixed prices for floating	9	2 626	122 777	-	-	-
Bought call options	30	5 800	172 516	-	-	-
Sold call options	9	2 998	-	(107 168)	-	-
Bought put options	3	2 300	13	-	-	-
Sold put options	21	2 058	-	(13)	-	(12)
TOTAL	-	-	295 306	(229 959)	-	(12)
Silver						
Swaps - exchange of floating prices for fixed	1 364	8.8459	6 863	(15 183)	-	(76 889)
Swaps - exchange of fixed prices for floating	1 495	7.4865	15 562	-	77 343	-
Sold call options	-	-	-	-	-	(4 676)
Sold put options	-	-	-	-	-	(2)
TOTAL	-	-	22 425	(15 183)	77 343	(81 567)
Currency						
Sold forwards	7 341	2.9959	-	(1 363)	35	(4)
Bought forwards	9 059	3.1526	263	-	-	-
Bought call options	90 000	3.3000	4 258	-	-	-
TOTAL	-	-	4 521	(1 363)	35	(4)
Total instruments held for trading with a maturity up to 12 months			322 252	(246 505)	77 378	(81 583)
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	-	-	-	-	-	(33 251)
Swaps – exchange of fixed prices for floating	-	-	-	-	33 251	-
Bought call options	21	7 000	63 861	-	24 327	-
Sold call options	-	-	-	-	-	(24 327)
Bought sold options	-	-	-	-	161	-
Sold put options	-	-	-	-	-	(161)
TOTAL	-	-	63 861	-	57 739	(57 739)
Total instruments held for trading with a maturity over 12 months			63 861	-	57 739	(57 739)
Total instruments held for trading			386 113	(246 505)	135 117	(139 322)

(in '000 PLN unless otherwise indicated)

At 30 June 2006 the fair value of open positions in derivative instruments amounted to PLN (2 297 069) thousand, of which PLN (2 436 677) thousand related to the fair value of hedging instruments, while PLN 139 608 thousand related to the fair value of instruments held for trading. Should market conditions from the balance sheet date be maintained throughout the entire hedged period, the above amounts would adjust revenues from sales for the second half of 2006 and 2007 in the case of the effective part of the hedged instruments, or would affect net financial costs for the years 2006 and 2007 in the case of the ineffective part of the hedged instruments. The result of settlement of trade instruments affects other operating income/costs. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result of these transactions may significantly differ from the valuation presented in the above table.

At the balance sheet date open positions in derivative instruments comprised: forwards, swaps, collar contracts, and put and call options. The above table contains detailed information on open positions in derivative instruments, showing the hedged nominal/volume amounts, **the average weighted hedged prices/exchange rates** and the fair value of each instrument.

The average weighted hedged prices/exchange rates are aggregate amounts, of an informational nature. Their use in financial analyses in certain cases may lead to erroneous conclusions. This relates to the hedged levels and to the levels of participation in option-type instruments in cases where the simulation of future settlements may generate one set of results when the average weighted execution price is used, and another set when such analyses utilise the specific execution prices of option-type transactions entered into by the Company.

Presentation of balances of derivative instruments in the balance sheet

	At	
	30 June 2006	**31 December 2005**
Non-current assets, of which:	**59 865**	**20 548**
- hedging instruments with a maturity over 12 months	59 865	20 548
Current assets, of which:	**501 738**	**171 645**
- hedging instruments with a maturity up to 12 months	115 625	36 528
- instruments held for trading with a maturity up to 12 months	322 252	77 378
- instruments held for trading with a maturity over 12 months	63 861	57 739
Total assets:	**561 603**	**192 193**
Non-current liabilities, of which:	**21 270**	**210 298**
- hedging instruments with a maturity over 12 months	21 270	210 298
Current liabilities, of which:	**2 837 402**	**1 150 239**
- hedging instruments with a maturity up to 12 months	2 590 897	1 010 917
- instruments held for trading with a maturity up to 12 months	246 505	81 583
- instruments held for trading with a maturity over 12 months	-	57 739
Total liabilities:	**2 858 672**	**1 360 537**

In accordance with accepted accounting principles, the KGHM Polska Miedź S.A. Group presents derivative hedging instruments with a maturity exceeding 12 months from the balance sheet date in non-current assets and non-current liabilities. A portion of current derivative hedging instruments are recognised respectively in current assets and current liabilities.

Credit risk related to transactions hedging metals prices and currency rates

Metals prices and exchange rates hedging transactions are primarily entered into by the Parent Entity. Of these transactions the maximum amount exposed to credit risk at 30 June 2006 is:

PLN 2 297 072 thousand (negative balance from the measurement of derivative instruments) of which:
PLN 2 858 664 thousand are financial liabilities
PLN 561 592 thousand are financial assets.

(in '000 PLN unless otherwise indicated)

KGHM Metraco S.A. also hedges an insignificant percentage of its receivables denominated in foreign currencies by using derivative trade instruments, and at 30 June 2006 presented financial assets in the amount of PLN 11 thousand and financial liabilities in the amount of PLN 6 thousand and Interferie S.A. at 30 June 2006 presented financial liabilities in the amount of PLN 2 thousand.

Hedging transactions are related to the following areas of credit risk concentration:

1. Entities with which hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 16.00 % (copper and silver price hedging transactions) to 22.8 % (currency rate hedging transactions).
2. Entities with which hedging transactions are entered into are European and American financial institutions (mainly banks).
3. From the point of view of creditworthiness, the financial institutions with which KGHM Polska Miedź S.A. enters into the above transactions have high levels of credit rating. 63 percent of the institutions with which transactions were concluded have the highest rating, 37 percent have an average rating and only one bank does not have an individual rating, however it is 100 % owned by a financial institution having the highest rating.

With respect to diversification, both as respects the entities themselves as well as their geographical distribution, as well as with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to the hedging transactions entered into by KGHM Polska Miedź S.A.

Additionally, framework agreements are entered into on the net settlement of hedging transactions entered into in order to limit cash flow and to limit credit risk to the level of the positive balance of the measurement of hedging transactions with a given client.

Measurement of fair value

The fair value of open derivative instruments at the balance sheet date was set in accordance with the description included in note nr 2 point 2.11 to the financial statements.

CASH FLOW HEDGING INSTRUMENTS

The Parent Entity recognises cash flow hedging instruments in accordance with the principles presented in the Note nr 2, point 2.11. These principles foresee the transfer to equity of the effective part of the result from valuation of hedging transactions in the period during which such transactions were designated as a hedge of future cash flow. The amounts recognised in equity in this regard are later transferred to the income statement at the moment the hedged transactions are realized and represents an adjustment of revenues from sales.

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

The tables below present respectively the balances and changes in equity due to recognision of the effective part of the result from the measurement of instruments designated as cash flow hedges.

At 30 June 2006 the value of derivative instruments transferred to the revaluation reserve amounts to PLN (2 265 048) thousand, of which PLN (2 380 239) thousand relates to the effective part of the result from valuation of commodity price hedging transactions, while PLN 115 191 thousand relates to the effective part of the result from valuation of exchange rate hedging transactions.

Amounts recognised in equity	At 30 June 2006	At 31 December 2005
Equity from the revaluation reserve – commodity price risk hedging transactions (copper and silver)	(2 380 239)	(1 145 194)
Equity from the revaluation reserve – exchange rate risk hedging transactions –forwards and options transactions	28 297	19 096
Equity from the revaluation reserve – exchange rate risk hedging transactions –foreign-denominated credit	86 894	101 385
Total equity from the revaluation reserve	**(2 265 048)**	**(1 024 713)**

(in '000 PLN unless otherwise indicated)

During the first half of 2006 the amount recognised in equity due to effective hedging transactions entered into amounted to PLN (2 172 112) thousand (a change in the fair value of cash flow hedging instruments in their effective part), while the amount transferred from equity to the income statement (an adjustment *in minus* of revenues from sales for the first half of 2006) amounted to PLN 931 777 thousand.

Gains or losses on cash flow hedging instruments recognised directly in equity	**half - year 2006**	**full year 2005**
Accumulated result achieved on cash flow hedging instruments at the beginning of the financial period	(1 024 713)	218 251
Amount recognised in equity in the financial period due to effective hedging transactions	(2 172 112)	(1 471 625)
Amount transferred from equity to the income statement in the financial period	931 777	228 661
Result on cash flow hedging instruments accumulated in equity at the end of the financial period	**(2 265 048)**	**(1 024 713)**

(in '000 PLN unless otherwise indicated)

14. Trade and other receivables

	At	
	30 June 2006	31 December 2005
Current trade and other receivables		
Trade receivables	1 359 512	724 956
Loans granted	1 045	1 009
Other non financial receivables, of which:	660 101	215 038
- taxes and other social charges	136 700	158 373
Prepayments	118 103	60 563
Provision for impairment of receivables	(112 919)	(125 751)
Current trade and other receivables, net	**2 025 842**	**875 815**
Non-current trade and other receivables		
Trade receivables	3 526	2 449
Other non-financial receivables	2 396	2 406
Prepayments, of which	9 488	11 754
- perpetual usufruct of land recognised as an operating lease	6 557	6 133
Provision for impairment of non-current receivables	(841)	(848)
Non-current trade and other receivables, net	**14 569**	**15 761**
Total non-current and current trade and other receivables, net	**2 040 411**	**891 576**

Trade and other receivables are measured at amortised cost using the effective interest method less provision for impairment. The carrying amount of receivables approximates their fair value. Trade receivables with a maturity of up to 12 months from the date of their arising are not discounted.

Provision for impairment of trade and other receivables

	half-year 2006	full year 2005
Provision for impairment at the beginning of the period	**126 599**	**163 418**
Provision for impairment charged to costs of sales and general administrative costs (note nr 28)	6 587	24 092
Reversal of provision for impairment charged to costs of sales (note nr 28)	(6 834)	(53 410)
Provision for impairment used during the period	(12 592)	(7 501)
Provision for impairment at the end of the period	**113 760**	**126 599**

The KGHM Polska Miedź S.A. Group possesses receivables whose transferal does not qualify them for de-recognition from the balance sheet as the company has not transferred all risks and rewards connected with them. This relates to trade receivables subject to a partial factoring agreement entered into between KGHM Polska Miedź S.A. and the bank Pekao Faktoring Spółka z o.o. with its registered head office in Lublin and a second agreement entered into with Bank Handlowy S.A. in Warsaw. With this type of factoring there exists the risk that the debtor will fail to make payment on the amount of the liabilities to the factor (bank). Should the debtor fail to execute his liabilities, the burden of payment of the amount of the bank balance to the factor (bank) would fall on KGHM Polska Miedź S.A., while the Company simultaneously has the right to demand payment of these liabilities from the debtor.

As a result the KGHM Polska Miedź S.A. Group at the balance sheet date continues to recognise the amount of PLN 31 663 thousand (at 31 December 2005 PLN 5 627 thousand). Also recognised were liabilities in an amount equal to that of the retained receivables.

The KGHM Polska Miedź S.A. Group possesses receivables which have been pledged as collateral for the repayment of bank loans in a current account. The amount of the collateral pledged at the balance sheet date amounts to PLN 5 550 thousand (at 31 December 2005 PLN 2 780 thousand).

(in '000 PLN unless otherwise indicated)

Trade receivables

Credit risk

The net carrying amount of trade receivables from other entities amounts to PLN 1 302 747 thousand, of which over 77 % is attributable to the Parent Entity (PLN 1 001 969 thousand). The Parent Entity continuously monitors the creditworthiness of its clients, in particular those to whom it has granted longer payment conditions (from 30 to 60 days). In addition, a significant part of the products sales transactions of the Parent Entity are made based on prepayments, and furthermore KGHM Polska Miedź S.A. employs a variety of security in the form of guarantees received, blocks placed on current accounts or other forms of security. Buyer's credit is received only by those who are proven, long term clients, while sales of products to new clients is always secured. For many years KGHM has been working with a large number of clients, which are highly diversified as respects their geographical distribution, in respect of which a large proportion of export sales are made on the west European market to renowned companies.
Therefore, in the opinion of the Parent Entity, given the large diversity in the character of its clients as well as their geographical distribution, there is not a significant concentration of credit risk. The available historical data as well as years of experience in working with clients also indicates a low level of credit risk in this regard.

The following 22% of the balance of trade receivables is comprised of the following companies: KGHM Polish Copper Ltd. PLN 138 620 thousand, Telefonia Dialog S.A. PLN 35 014 thousand, KGHM Metraco Sp. z o.o. PLN 28 466 thousand, PeBeKa S.A. PLN 21 552 thousand, KGHM Kupferhandelsges.m.b.H. PLN 20 921 thousand, WMN Sp. z o.o. PLN 17 106 thousand, Pol-Miedź Trans Sp. z o.o. PLN 11 210 thousand, PHP Mercus Sp. z o.o. PLN 5 013 thousand, DFM Zanam – Legmet Sp. z o.o. PLN 4 189 thousand.

These companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecoms services, and consequently there is no concentration of credit risk in any sector. For this same reason there is also no geographical concentration of clients, although the majority of services and products are offered to Polish customers. Nevertheless, this sector differentiation results in their being strongly dispersed. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the data of an entity includes both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

As a result the KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk is low that there will not be cash flows to the Group due to trade receivables.

Currency risk

The companies of the KGHM Polska Miedź S.A. Group enter into contracts with foreign entities, and therefore have receivables denominated in foreign currencies. At the balance sheet date these were the following amounts (gross): USD 68 881 thousand (at 31 December 2005, USD 15 720 thousand), EUR 40 131 thousand (at 31 December 2005, EUR 23 036 thousand) and GBP 8 330 thousand (at 31 December 2005, GBP 2 785 thousand). Income denominated in foreign currencies is invoiced based on the average NBP exchange rate from the issue date of the invoice. Payments are executed at the buy rate of the bank to which payments are made. As a result the Group is exposed to changes in the PLN rate in relation to contracts denominated in foreign currencies, and consequently to volatility in cash flow. Changes in foreign currency rates may impact the revenues of the Group both positively (if the PLN weakens), as well as negatively (if the PLN strengthens).

The Parent Entity employs derivative currency instruments in order to hedge itself against cash flow volatility caused by volatility in exchange rates in those currencies in which its contracts are denominated, and therefore the exposure to currency risk is significant for amounts which are not hedged.
The principles of hedging against changes in exchange rates are described in note nr 3, Risk management.

Price risk

The revenues of the Parent Entity are exposed to price risk due to the fact that the prices of the products it sells are based on market quotations, and are therefore characterised by high volatility. As a result, the Parent Entity enters into hedging instrument contracts in order to hedge itself against cash flow volatility caused by fluctuations in copper prices on global markets. Revenues which are not hedged are exposed to price risk. The principles of hedging against changes in copper and silver prices are described in note nr 3, Risk management.

Granted loans

The balance of loans granted by the Group at 30 June 2006 amounted to PLN 1 045 thousand (as at 31 December 2005 it amounted to PLN 1 009 thousand) and is the maximum amount of loss to which the Group is exposed should a borrower fail to meet its credit obligations (exclusive of the fair value of the assumed collateral).

The effective interest rate at 30 June 2006 for loans granted in PLN amounted to 14.3% and 5.5% (as at 31 December 2005 it amounted to 15.2% and 6.0%)

(in '000 PLN unless otherwise indicated)

15. Inventories

	At	
	30 June 2006	**31 December 2005**
Materials	309 119	320 525
Semi-finished products and work in progress	1 067 675	696 552
Finished products	180 438	181 408
Goods for resale	81 543	46 091
Total carrying value of inventories:	1 638 775	1 244 576

Write-down of inventories in the financial period	**half-year 2006**	**full year 2005**
Write-down of inventories recognised in costs of sales (note nr 28)	(2 147)	(4 447)
Reversal of write-down recognised in costs of sales (note nr 28)	353	348

Reversal of the write-down was made due to the sale of goods for resale subject to revaluation at pre-revaluation prices.

At 30 June 2006 collateral pledged for the payment of liabilities is represented by inventories valued at PLN 24 646 thousand.

During the financial period the cost of inventories recognised in the item "cost of sales" amounted to PLN 3 479 115 thousand.

(in '000 PLN unless otherwise indicated)

16. Cash and cash equivalents

	At	
	30 June 2006	**31 December 2005**
Cash in hand	538	759
Cash at bank	74 252	12 927
Other cash	11 186	1 269
Other financial asset payable within 3 months from the date of their purchase	2 539 008	1 827 026
Total cash and cash equivalents	**2 624 984**	**1 841 981**
Restricted cash and cash equivalents	2 364	1 713

Other financial assets with maturity to 3 months from purchase date are composed of deposits amounted to PLN 2 535 650 thousand (PLN 1 826 036 thousand at 31 December 2005) and interest on financial assets in amount PLN 3 358 thousand (PLN 990 thousand at 31 December 2005).

The effective interest rate of current bank deposits in the first half of 2006 amounted to:
a) for bank deposits in PLN from 2.43% to 4.60%,
b) for bank deposits in USD from 2.69% to 5.21%
c) for bank deposits in EUR from 2.33% to 2.84%
d) for bank deposits in GBP from 4.18% to 4.71%

The average maturity period for bank deposits in PLN, USD, EUR and GBP amounted to 3 days.

The effective interest rate of current bank deposits in 2005 amounted to:
a) for bank deposits in PLN from 2.63% to 4.54%
b) for bank deposits in USD from 4.08% to 4.50%
c) for bank deposits in EUR from 1.33% to 2.34%
d) for bank deposits in GBP from 4.55% to 4.61%

Average maturity period for deposits amounted to:
a) for bank deposits in PLN, 10 days
b) for bank deposits in USD, 9 days
b) for bank deposits in EUR and GBP, 5 days

Cash and cash equivalents as presented in the cash flow statement and in the balance sheet are identical.

(in '000 PLN unless otherwise indicated)

17. Share capital

	Registered share capital	Share capital from revaluation to hyperinflationary conditions at the date of transition of the Group to IFRS	Total
At 1 January 2005	2 000 000	5 413 573	**7 413 573**
Coverage of the effects of revaluation of share capital transferred to retained earnings (note nr 44 point 4.10)	-	(5 413 573)	**(5 413 573)**
At 31 December 2005	2 000 000	-	**2 000 000**
At 30 June 2006	2 000 000	-	**2 000 000**

During the first half of 2006 there were no changes in the registered share capital of the Parent Entity. At 30 June 2006 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 shares having a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting of the Company.

At 30 June 2006, the only shareholder which held a number of shares representing 5% or more of the share capital of the Parent Entity and the same number of votes at the General Shareholders Meeting, based on information held by the Parent Entity and received pursuant to art. 147 of the Law on the public trading of securities, was the State Treasury - 88 567 589 shares, representing 44.28% of the share capital (based on an announcement dated 12 January 2001).

During the first half of 2006 the following shareholders reduced their participation in the share capital of the Parent Entity to a level below 5%:

1. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Parent Entity), which on 19 June 2006 held 4.86% of the share capital of the Parent Entity, and

2. Lansdowne Partners Limited Partnership, which on 12 January 2006 controlled 4.64% of the share capital of the Parent Entity.

After the balance sheet date Deutsche Bank Trust Company Americas increased its participation in the share capital of the Parent Entity and on 27 July 2006 owned 10 169 452 shares of KGHM Polska Miedź S.A., representing 5.08 % of the share capital, then on 11 September 2006 it again reduced its participation to a level below 5% and owned 9 930 074 shares of KGHM Polska Miedź S.A., representing 4.97% of the share capital.

(in '000 PLN unless otherwise indicated)

18. Other reserves

	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2005	**399**	**201 151**	**201 550**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	**10 293**	**-**	**10 293**
At 1 January 2005 after restatement	**10 692**	**201 151**	**211 843**
Gains on the fair value of available-for-sale financial assets	38 598	-	38 598
Impact of cash flow hedging	-	(233 261)	(233 261)
Deferred income tax	(7 332)	41 910	34 578
Other changes	(17)	-	(17)
Total income/expenses directly recognised in equity	**31 249**	**(191 351)**	**(160 102)**
At 30 June 2005	**41 941**	**9 800**	**51 741**
At 1 January 2006	**14 413**	**(810 755)**	**(796 342)**
Losses on the fair value of available-for-sale financial assets	(37)		(37)
Impact of cash flow hedging		(1 240 335)	(1 240 335)
Deferred income tax (note nr 22)	7	232 910	232 917
Total income/expenses directly recognised in equity	**(30)**	**(1 007 425)**	**(1 007 455)**
At 30 June 2006	**14 383**	**(1 818 180)**	**(1 803 797)**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective part, and in the amount of the fair value of available for sale financial assets, may not be employed.

Moreover, based on the Polish Code of Commercial Partnerships and Companies, joint stock companies in the Group are required to create supplementary capital against any eventual future or existing losses, to which no less than 8 per cent of a given financial year's profit is transferred until the capital has been built up to no less than one-third of the share capital. The supplementary capital created in this manner may not be employed otherwise than in covering the loss shown in the financial statements.
At 30.06.2006 the amount of this statutory supplementary capital in the Group is PLN 670 721 thousand, of which PLN 660 000 thousand is in respect of the Parent Entity.

19. Transactions with minority interests

Due to the acquisition in the first half of 2006 of additional shares in the subsidiary PHU Lubinpex sp. z o.o. and to an increase in the share capital of the company Zagłębie Lubin SSA, minority interests decreased by PLN 312 thousand.

Purchase price	Net value of assets acquired	Difference between net value of assets acquired and purchase price, taken to the financial result
361	312	(49)

(in '000 PLN unless otherwise indicated)

20. Trade and other payables

	At	
	30 June 2006	31 December 2005
Non-current trade and other payables		
Trade payables	6 045	8 434
Other non-financial liabilities	271	229
Deferred income	5 878	5 184
Total non-current trade and other payables	**12 194**	**13 847**
Current trade and other payables		
Trade payables	610 314	679 782
Liabilities due to taxation and social insurance	247 657	213 474
Other financial liabilities	2 090 006	117 214
Other non-financial liabilities	164 173	83 415
Special funds	36 328	30 935
Deferred income	38 723	30 694
Accruals	367 721	220 509
Total current trade and other payables	**3 554 922**	**1 376 023**
Total non-current and current trade and other payables	**3 567 116**	**1 389 870**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate. The carrying amount of payables approximates their fair value. Current trade payables are not discounted.

Accruals consist mainly of one-off remuneration paid in the second half of 2006 or after the approval of the annual financial statements amounted to PLN 276 935 thousand (PLN 144 157 thousand at 31 December 2005) and settlement from unutilized holidays amounted to PLN 21 387 thousand (21 298 thousand at 31 December 2005).

The most significant in current liabilities are other financial liabilities, which include among others the amount of the declared dividend payment for 2005 in the amount of PLN 2 000 000 thousand.

(in '000 PLN unless otherwise indicated)

21. Borrowings

	At	
	30 June 2006	31 December 2005
Non-current	**154 267**	**63 388**
Bank loans	106 302	8 823
Loans	26 181	29 181
Liabilities due to financial leasing	21 784	25 384
Current	**85 656**	**48 477**
Bank loans	72 014	31 751
Loans	7 900	10 492
Liabilities due to financial leasing	5 742	6 234
Total	**239 923**	**111 865**

The fair value of bank and other loans drawn approximates their carrying amount.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk. A bank loan which in the past had served as a hedging instrument was repaid prior to maturity in 2004. As at 30 June 2006 no bank loans are designated as hedging instrument.

Other financial liabilities - nature of financial instruments

Borrowings at 30 June 2006

Name of financing entity	Currency of bank loan	Amount of bank loan at balance sheet date in '000		Interest	Maturity	Collateral pledged
		in foreign currency	in PLN			
Bank BPH Spółka Akcyjna	PLN	-	100 218	WIBOR 1M + a bank margin of 0.30%	28.04.2009	- proxy rights to all current and future bank accounts of the borrower, excluding bank accounts in Dominet Bank S.A.
Bank BPH Spółka Akcyjna	PLN	-	30 182	WIBOR 1M + a bank margin of 0.30%	9.08.2006	- proxy rights to all current and future bank accounts of the borrower, excluding bank accounts in Dominet Bank S.A.
Bank Pekao S.A. Warsaw	PLN	-	3 500	WIBOR 1M	31.01.2008	- registered pledge on medical equipment
Bank Handlowy in Warsaw	PLN	-	1 209	WIBOR 1M from 1st day of interest period + 0.5% annually	01.09.2006	- agreement on the transfer of receivables for the sale of copper scrap to the Legnica smelter
Bank Pekao S.A. in Warsaw	EUR	574	2 254	EURIBOR 1M from the day of signing the agreement	28.05.2009	- proxy rights, declaration on submitting to execution
Bank Spółdzielczy in Wschowa II O/Polkowice	PLN	-	1 200	WIBOR 3 M + 0.8%	04.08.2006	- proxy rights to a bank account, - civil pledge by KGHM METALE DSI S.A. up to PLN 1.2 million, - ordinary mortgage, - surrender of rights to an insurance policy.
Bank Pekao S.A. in Lubin	PLN	-	172	WIBOR 1M + a bank margin of 0.7%	14.12.2008	- proxy rights to a bank account, Letter of Comfort of KGHM METALE DSI S.A, blockade of PLN 200 000.00 in bank account of KGHM Metale DSI S.A.
Bank Pekao S.A. in Warsaw	PLN	-	1 900	WIBOR 1M dated 28 October 2004 + a bank margin of 0.7%	25.10.2006	- proxy rights to bank accounts in Bank Pekao S.A. - declaration on submitting to execution; Letter of Comfort
BRE Bank S.A. O/Wrocław	EUR	820	3 315	EURIBOR 1M + a bank margin of 1%	25.03.2010	- contractual mortgage, - real estate mortgage; - bill of exchange in blanco with bill of exchange declaration; - proxy rights to bank account; - surrender of rights to insurance policies
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej in Wrocław	PLN	-	200	5.80%	16.11.2006	- bill of exchange in blanco pledged by KGHM METALE DSI S.A.
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej in Wrocław	PLN	-	5 000	4.00%	16.12.2008	- bill of exchange in blanco, - registered pledge gas dedusting installations for the anode furnaces, - surrender of rights to an insurance policy on assets created as a result of the refinancing of an investment
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej in Wrocław	PLN	-	17 000	4.00%	16.09.2010	- own bill of exchange in blanco, - borrower declaration on submitting to execution of a loan agreement,
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej in Warsaw	PLN	-	11 881	0.6% - bill of exchange rediscount rate	30.10.2012	- bill of exchange in blanco pledged by KGHM Polska Miedź S.A.
Total current borrowings			**178 031**			

Of the total amount of drawn borrowings in the balance sheet, the non-current amount is PLN 132 483 thousand, while the current amount is PLN 45 548 thousand.

The effective interest rates of bank loans are the nominal rates which are presented in the above table.
The bank loans of BRE Bank SA and Pekao S.A. in EURO expose the Group to currency risk, as fluctuations in the exchange rates of the currencies in which such bank loans were drawn causes an increase or decrease in liabilities, irregardless of changes in interest rates or in installment payments on bank loan.
Most of the bank loans drawn by companies of the Group bear interest rates based on variable interest rates. Most of these bear an interest rate based on 1M WIBOR, with interest payable monthly. This exposes the Group to cash flow risk related to variable interest rates. On the other hand the Group has a very low exposure to fair value risk related to fixed interest rates, which is why the amount of bank loan recognised in the balance sheet approximates their fair value. A fixed interest rate characterises those loans issued by the Voivodeship Environmental Protection Fund (Wojewódzki Fundusz Ochrony Środowiska). The total amount of these loans with a maturity up to 1 year from the balance sheet date is, at the balance sheet date, PLN 7 900 thousand (at 31 December 2005 PLN 10 110 thousand), and bear interest rates within a range of 3 % to 5.8%. Loans from the WFOŚ are issued under certain conditions, and are different from those which other financial institutions generally apply, primarily banks. It is therefore difficult to determine market-related rates which would enable the measurement of these loans to fair value for purposes of disclosure.
The companies of the KGHM Polska Miedź S.A. Group at the balance sheet date possessed no instruments hedging against interest rate risk.

Liabilities due to bank loans in a current account, at 30 June 2006

Name of financing entity	currency of loan	amount of bank loan at balance sheet date in '000 in foreign currency	amount of bank loan at balance sheet date in '000 in PLN	Interest	Maturity	Collateral pledged
Bank Zachodni S.A. O/Polkowice	PLN	-	10 055	WIBOR 1M + a margin of 0.7%	31.05.2007	- receivables from an agreement in the supply of material to the Mining Divisions of KGHM from 01.03.2004, - registered pledge on inventories of finished products, goods for resale and materials in an amount representing 1.3-times the amount actually drawn, representing PLN 15 600 thousand if the maximum amount is drawn, - surrender of a property insurance agreement (surrender of a property insurance policy against fire and other accidents for PLN 15 600 thousand and a property insurance policy against theft with breaking, entering and robbery, PLN 150 thousand), - proxy rights to a bank account in Raiffeisen Bank Polska S.A.
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	3 451	WIBOR 1W + a margin of 0.7%	29.06.2007	- collateral on a loan in the form of receivables from companies amounting to at least 70% of the loan drawn, max. PLN 4 200 thousand, - registered pledge on inventories in the amount of PLN 1 750 thousand, - surrender of rights to an inventories insurance policy of PLN 1 750 thousand, - proxy rights for a bank to regulate liabilities to the bank from a bank account and from other accounts held by the bank
ING Bank Śląski S.A. O/Wrocław	PLN	-	3 984	WIBOR 1M + a margin of 0.7%	23.05.2007	- collateral on a loan by the contingent surrender of receivables from the Lubin mine, in an amount not less than PLN 3 000 thousand
Bank BPH S.A. O/Legnica	PLN	-	554	WIBOR 1M + a bank margin of 0.8%	30.06.2007	- own bill of exchange - surrender of debtors towards the divisions and companies of KGHM - registered pledge on radio central - proxy rights to bank accounts in BPH S.A.
Bank Handlowy in Warsaw	PLN	-	217	WIBOR 1M from 1st day of interest period + 0.5% annually	13.04.2007	- agreement for the transfer of receivables from the sale of copper scrap to the Legnica smelter
Bank Pekao S.A. in Wrocław	PLN	-	4 826	WIBOR 1M + a bank margin of 0.45% annually	30.04.2007	- proxy rights to a bank account in Bank PKO S.A., - declaration on submitting to execution in respect of cash considerations
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	5 641	WIBOR 1W + a bank margin of 0.8%	31.01.2007	- own bill of exchange in blanco with bill of exchange declaration, - proxy rights to a bank account, - registered pledge on material inventories valued at PLN 3 125 000 together with surrender of rights to an insurance policy - surrender of future receivables from an agreement dated 14.12.2005 respecting renovation of a boiler - civil pledge by KGHM METALE DSI S.A. up to PLN 8 000 thousand, - mortgage on property up to PLN 5 800 thousand, - surrender of rights to an insurance policy on the above mortgage
Bank Spółdzielczy in Wschowa II O/Polkowice	PLN	-	3 677	WIBOR 3M + 0.8%	04.08.2006	- proxy rights to a bank account of DFM ZANAM-LEGMET Sp. z o.o. in Bank Spółdzielczy in Wschowa, II Branch in Polkowice - civil pledge by KGHM METALE DSI S.A. up to PLN 3 800 thousand, - transfer of rights to property, plant and equipment valued at PLN 325 thousand together with surrender of rights to an insurance policy - ordinary mortgage of PLN 300 thousand on the perpetual usufruct of land, and ownership of a building situated in Polkowice together with surrender of rights to an insurance policy
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	1 961	WIBOR 1W + a bank margin of 2.5% annually	30.06.2006	- bill of exchange in blanco together with bill of exchange declaration pledged by the borrower, - proxy rights to an account in Raiffeisen Bank Polska S.A., - mortgage on property up to PLN 2 200 thousand, - surrender of receivables from an insurance policy; civil pledge by KGHM METALE DSI S.A
Total bank loans in a current account			**34 366**			

Based on signed contracts the total amount of permitted limits on credit lines in current accounts at 30 June 2006 amounted to PLN 63 800 thousand and USD 10 thousand.

(in '000 PLN unless otherwise indicated)

Non-current borrowings - time structure

	from 1 to 3 years	from 3 to 5 years	over 5 years	Total
At 31 December 2005				
Non-current bank loans	**7 742**	**1 081**		**8 823**
Non-current loans	**17 700**	**6 400**	**5 081**	**29 181**
	25 442	**7 481**	**5 081**	**38 004**
At 30 June 2006				
Non-current bank loans	**106 302**			**106 302**
Non-current loans	**14 700**	**6 400**	**5 081**	**26 181**
	121 002	**6 400**	**5 081**	**132 483**

Liabilities due to financial leasing

The carrying amount of liabilities due to financial leasing at 30 June 2006 amounted to PLN 27 526 thousand. In the KGHM Polska Miedź S.A. Group, eight financial leasing agreements have been entered into, of which two agreements due to their nature are described below. These are: an agreement with the State Treasury and investment property in the form of perpetual usufruct of land in the possession of KGHM Metale DSI S.A.

The agreement with the State Treasury. The subject of this agreement is the granting of access by the State Treasury, for a fee, to geological information. The purpose of acquiring this information was the preparation of a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are made in 10 equal installments, payable on 30 June of each year. Final liability will be regulated on 30 June 2014, at which time the documentation becomes the property of KGHM Polska Miedź S.A. These are not interest-bearing liabilities, and were recognised in the accounts of the Parent Entity at a discounted amount. As the currency in which payments are realised is the EUR, there is exposure to currency risk related to a change in currency exchange rates at the liabilities regulation date. The carrying amount of liabilities due to this agreement is PLN 20 043 thousand (EUR 4 957 thousand), while the carrying amount of intangible assets in this regard at the balance sheet date amounts to PLN 30 999 thousand (see note nr 8).

The Group owns investment property in the form of perpetual usufruct of land. In accordance with accepted accounting policy perpetual usufruct of land is treated as an operating lease. Such leasing (in accordance with IAS 40 "Investment property" paragraph 6) may be classified and presented as investment property, if this property in any other case would meet the definition of investment property and if the lessee uses the fair value model. In accordance with IAS 40, the initial value of rights to the use of land subject to a leasing agreement is determined in accordance with principles for the recognition of financial leasing, therefore apart from the carrying amount of assets, liabilities due to financial leasing were also recognised. These liabilities, at the moment of initial recognition, were discounted to the end of the rights period and were recognised in the accounts at the amount of the current minimum leasing payment. This discount was arrived at using an interest rate which the company would have received from external financing for a similar amount, and at a similar level of security as well as other similar conditions.

The company KGHM Metale DSI S.A., to which this property belongs, executes payments during the year related to these rights to the use of land, towards the appropriate administrative territorial body. These payments are treated just as are payments due to financial leasing. The carrying amount of liabilities due to the above leasing amounts to PLN 3 169 thousand.

Liabilities due to financial leasing

	at	
	30 June 2006	**31 December 2005**
Nominal minimum amount of leasing fees		
Up to one year	6 128	6 603
From one to five years	14 002	15 457
Over five years	29 152	32 528
Total liabilities due to financial leasing - minimum leasing fees	**49 282**	**54 588**
Future financial costs due to financial leasing	21 756	22 970
Amount of current minimum leasing fees, of which:	**27 526**	**31 618**
Up to one year	5 742	6 234
From one to five years	12 960	13 920
Over five years	8 824	11 464
Total amount of current minimum leasing fees	**27 526**	**31 618**

(in '000 PLN unless otherwise indicated)

22. Deferred income tax

	Carrying amount	
	half-year 2006	**year 2005**
Excess of deferred income tax assets over deferred income tax liabilities, at the beginning of the financial period, of which:	**146 044**	**1 221**
Deferred tax assets at the beginning of the financial period	**162 610**	**26 670**
Deferred tax liabilities at the beginning of the financial period	**16 566**	**23 035**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	-	2 414
Deferred tax liabilities at 1 January 2005 after restatement	**16 566**	**25 449**
Charged to financial result (note nr 34)	-	(86 219)
Credited to financial result (note nr 34)	63 102	-
Increase of equity (note nr 18)	232 917	231 058
Other changes	-	(16)
Excess of deferred income tax assets over deferred income tax liabilities, at the end of the financial period, of which:	**442 063**	**146 044**
Deferred tax assets at the end of the financial period	**462 439**	**162 610**
Deferred tax liabilities at the end of the financial period	**20 376**	**16 566**

(in '000 PLN unless otherwise indicated)

Changes in the deferred tax assets/liabilities during the year (prior to taking into consideration the offsetting of balances within the same tax jurisdictions) are as follows:

Deferred tax assets prior to offsetting of the deferred tax assets and deferred tax liabilities

	At 1 January 2005 based on the rate of 19%	Credited/(Charged) to income statement due to a change in temporary differences and tax loss	Increase/(Decrease) of equity due to change in temporary differences	Other changes	At 31 December 2005 based on the rate of 19%
Exchange rate differences	33 196	(7 773)	-	-	25 423
Interest	68	(28)	-	-	40
Provision for impairment of receivables	2 235	6 638	-	-	8 873
Accruals for wages	23 592	16 759	-	-	40 351
Employee benefits (holidays)	3 444	528	-	-	3 972
Provision for closure of mines and other technological objects	17 193	10 327	-	-	27 520
Measurement of forward transactions	125 053	(59 873)	-	-	65 180
Revaluation of hedging instruments	28 391	(6 820)	213 415	-	234 986
Depreciation	8 956	(171)	-	-	8 785
Liabilities due to future employment benefits	50 762	4 314	-	-	55 076
Other	33 669	46 001	-	(16)	79 654
Unrealised profits in the Group	14 278	2 853	-	-	17 131
Total	**340 837**	**12 755**	**213 415**	**(16)**	**566 991**

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to income statement due to a change in temporary differences and tax loss	Increase/(Decrease) of equity due to change in temporary differences	Other changes	At 30 June 2006 based on the rate of 19%
Exchange rate differences	25 423	(2 748)	-	-	22 675
Interest	40	(21)	-	-	19
Provision for impairment of receivables	8 873	(1 809)	-	-	7 064
Accruals for wages	40 351	3 927	-	-	44 278
Employee benefits (holidays)	3 972	(170)	-	-	3 802
Provisions for closure of mines and other technological objects	27 520	271	-	-	27 791
Measurement of forward transactions	65 180	47 031	-	-	112 211
Revaluation of financial instruments	234 986	(8 647)	232 917	-	459 256
Depreciation	8 785	895	-	-	9 680
Liabilities due to future employment benefits	55 076	2 050	-	-	57 126
Other	79 654	10 445	-	-	90 099
Unrealised profits in the Group	17 131	2 022	-	-	19 153
Total	**566 991**	**53 246**	**232 917**		**853 154**

(in '000 PLN unless otherwise indicated)

Deferred tax liabilities prior to offsetting of the deferred tax assets and deferred tax liabilities

	At 1 January 2005 based on the rate of 19%	Transition to IAS 32 and 39	At 1 January 2005 based on the rate of 19% after restatement	(Credited)/Charged to income statement due to a change in the balance of temporary differences	(Increase)/ Decrease of equity due to change in the balance of temporary differences	At 31 December 2005 based on the rate of 19%
Exchange rate differences	4 879	-	4 879	328	-	5 207
Interest	440	-	440	(9)	-	431
Measurement of forward transactions	87 275	-	87 275	(36 688)	-	50 587
Revaluation of hedging instruments	17 643	-	17 643	1 571	(17 643)	1 571
Depreciation	134 707	-	134 707	34 548	-	169 255
Difference from using the equity method		-		93 439	-	93 439
Other	81 863	2 414	84 277	2 701	-	86 978
Unrealised profits in the Group	10 395	-	10 395	3 084	-	13 479
Total	**337 202**	**2 414**	**339 616**	**98 974**	**(17 643)**	**420 947**

	At 1 January 2006 based on the rate of 19%	(Credited)/Charged to income statement due to a change in temporary differences	At 30 June 2006 based on the rate of 19%
Exchange rate differences	5 207	10 626	15 833
Interest	431	608	1 039
Measurement of forward transactions	50 587	26 554	77 141
Revaluation of hedging instruments	1 571	(145)	1 426
Depreciation	169 255	19 498	188 753
Difference from using the equity method	93 439	(68 763)	24 676
Other	86 978	(1 605)	85 373
Unrealised profits in the Group	13 479	3 371	16 850
Total	**420 947**	**(9 856)**	**411 091**

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the improbability of their being settled in future years) amounts to PLN 674 277 thousand (at 31 December 2005 PLN 714 236 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 64 096 thousand (at 31 December 2005 PLN 133 668 thousand). These losses expire as follows: PLN 38 877 thousand in 2006 (in 2005 PLN 118 044 thousand); PLN 21 710 thousand in 2007 (in 2005 PLN 8 916 thousand); PLN 2 276 thousand in 2008 (in 2005 PLN 3 066 thousand); PLN 1 235 thousand in 2009 (in 2005 PLN 3 641 thousand).

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in an amount exceeding the gains arising due to the reversal of taxable temporary differences in the amount of PLN 5 684 thousand (at 31 December 2005 PLN 665 thousand). The recognition of deferred tax assets was based on current, confirmed financial plans and on the current activities of the company.

(in '000 PLN unless otherwise indicated)

23. Employees benefits

A general description of the employees benefits plans is in note nr 2: "Main accounting principles applied" point 2.19

Change in the balance of liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement - disability rights	Coal equivalent	Other liabilities due to employee benefits
Present value of liabilities - at 1 January 2005	**785 397**	**239 126**	**152 312**	**393 618**	**341**
Interest costs	51 133	15 389	9 919	25 825	-
Current service cost	33 193	15 767	9 168	7 927	331
Past service cost	364	(59)	423	-	-
Benefits paid	(70 558)	(33 302)	(16 921)	(20 316)	(19)
Actuarial gains/losses	99 632	28 886	25 026	45 420	300
Decrease of liabilities due to loss of control	(13)	-	-	(5)	(8)
Present value of liabilities - at 31 December 2005	**899 148**	**265 807**	**179 927**	**452 469**	**945**
Past service cost unrecognised at the balance sheet date	(14 333)	-	(14 333)	-	-
Carrying amount of liabilities - at 31 December 2005	**884 815**	**265 807**	**165 594**	**452 469**	**945**
of which :					
Carrying amount of non-current liabilities	**816 169**	235 701	151 009	429 134	325
Carrying amount of current liabilities	**68 646**	30 106	14 585	23 335	620

	TOTAL liabilities	Jubilee awards	Retirement - disability rights	Coal equivalent	Other liabilities due to employee benefits
Present value of liabilities - at 1 January 2006	**899 148**	**265 807**	**179 927**	**452 469**	**945**
Interest costs	19 889	5 309	3 809	10 771	-
Current service cost	15 329	6 188	4 362	4 779	
Past service cost	-	-	-	-	-
Benefits paid	(38 210)	(8 837)	(11 792)	(16 856)	(725)
Actuarial gains/losses	18 700	(3 097)	5 503	16 294	-
Present value of liabilities - at 30 June 2006	**914 856**	**265 370**	**181 809**	**467 457**	**220**
Past service cost unrecognised at the balance sheet date	(13 490)	-	(13 490)	-	-
Carrying amount of liabilities - 30 June 2006	**901 366**	**265 370**	**168 319**	**467 457**	**220**
of which :					
Carrying amount of non-current liabilities	**832 922**	236 405	153 425	443 092	-
Carrying amount of current liabilities	**68 444**	28 965	14 894	24 365	220

(in '000 PLN unless otherwise indicated)

Total costs recognised in the income statement due to future employee benefits

	At	
Total costs recognised in the income statement	**30 June 2006**	**31 December 2005**
Current service cost	15 329	33 193
Interest costs	19 889	51 133
Actuarial losses	18 700	99 632
Past service cost	843	2 050
	54 761	**186 008**

The change in actuarial losses is caused by a change in assumptions as respects the increase in the discount rate, increases in coal prices and increases in wages.
For purposes of revaluing the provision at the end of the current period the Group assumed parameters based on available forecasts of inflation, on an analysis of increases in coal prices and in the lowest wage, and also based on the forecast profitability of highly-liquid securities.

Main actuarial assumptions:	**2006**	**2007**	**2008**	**2009 and beyond**
- discount rate	4.20%	4.30%	4.46%	4.50%
- rate of increase in coal prices	1.50%	2.40%	2.40%	2.40%
- rate of increase in the lowest wage	2.50%	3.40%	3.40%	3.40%
- expected inflation	1.50%	2.40%	2.40%	2.40%
- future expected increase in wages	0.00%	3.40%	3.40%	3.40%

(in '000 PLN unless otherwise indicated)

24. Provisions for other liabilities and charges

Change in provisions for liabilities	TOTAL	Costs of closing mines and other technological objects	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions for anticipated losses, expenses and liabilities
Provisions at 1 January 2005	**523 876**	**416 139**	**7 265**	**27 781**	**72 691**
Accounting for provisions	169 099	86 754	719	2 786	78 840
Changes arising from changes in provisions after revaluing estimates	(134 140)	(134 140)	-	-	-
Changes in provisions arising from approach of execution date of liabilities (rewinding of the discount effect)	25 221	25 221	-	-	-
Utilisation of provisions	(30 285)	(4 136)	(595)	(1 981)	(23 573)
Release of provisions	(11 787)	-	(198)	(4 364)	(7 225)
Provisions for mine closure fund	(10 865)	(10 865)	x	x	x
Other	(1 340)	-	(233)	(874)	(233)
Provisions at 31 December 2005	**529 779**	**378 973**	**6 958**	**23 348**	**120 500**
of which :					
Non-current provisions	**410 397**	**373 337**	**4 363**	**-**	**32 697**
Current provisions	**119 382**	**5 636**	**2 595**	**23 348**	**87 803**

	TOTAL	Costs of closing mines and other technological objects	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions for anticipated losses, expenses and liabilities
Provisions at 1 January 2006	**529 779**	**378 973**	**6 958**	**23 348**	**120 500**
Accounting for provisions	59 937	25 905	-	1 917	32 115
Changes arising from changes in provisions after revaluing estimates	(1 232)	(1 232)	-	-	-
Changes in provisions due to approach of time to execute liabilities (rewinding of the discount effect)	9 332	9 332	-	-	-
Utilisation of provisions	(8 817)	(1 478)	(1 235)	(726)	(5 378)
Release of provisions	(8 895)		(11)	(827)	(8 057)
Provisions for mine closure fund	(4 917)	(4 917)	x	x	x
Other	761		-	(21)	782
Provisions at 30 June 2006	**575 948**	**406 583**	**5 712**	**23 691**	**139 962**
of which :					
Non-current provisions	**436 155**	**399 999**	**4 363**	**-**	**31 793**
Current provisions	**139 793**	**6 584**	**1 349**	**23 691**	**108 169**

The Group accounts for provisions for the costs of closing mines and other technological objects based on principles described in note nr 2, point 2.20.
At 30 June 2006 the balance of provisions amounted to PLN 406 583 thousand. It is expected that these costs will be incurred until the year 2047. Provisions are estimated assuming the application of existing technology, at current prices, and have been discounted using the discount rate - 3.53%.

Provisions for unresolved issues and court proceedings mainly relate to:
- on-going disputes due to contamination of water supplies by the activities of the ZG "Konrad" mine in the amount of PLN 11 839 thousand;
- an on-going dispute due to (in the opinion of the plaintiff) an unjustified failure to adhere to a contract for the sale of cathodes in the amount of PLN 1 491 thousand;
- asserting copyright law in the amount of PLN 4 440 thousand for the use of an invention.

Other provisions for anticipated losses and expenses relate among others to:
- provisions for expenditures due to the signed agreement in the previous years with territorial self-government bodies. Liabilities being outcome of the above at 30 June 2006 amounted to PLN 32 660 thousand (at 31 December 2005 PLN 33 791 thousand).
- provisions for future liabilities due to property tax on underground mine facilities in the amount of PLN 86 264 thousand (at 31 December 2005 PLN 65 818 thousand).

(in '000 PLN unless otherwise indicated)

25. Assets classified as held for sale

Assets classified to a disposal group at 31.12.2005 remained classified to this group at 30.06.2006. This disposal group is comprised of: property, plant and equipment having a total value of PLN 5 822 thousand, perpetual usufruct of land valued at PLN 667 thousand and inventories valued at PLN 109 thousand. Classified to a disposal group is property of the Kwarce Mining Region belonging to the company PeBeKa S.A. – comprising two rock aggregate mines and an aggregate processing facility. Property included in the disposal group are assets of segment III.

	Balance at	
Assets classified as held for sale	**30 June 2006**	**31 December 2005**
Disposal group		
Property, plant and equipment	5 822	5 822
Perpetual usufruct of land	667	667
Inventories	109	111
	6 598	**6 600**
Non-current assets held for sale		
Property, plant and equipment	-	930
Perpetual usufruct of land	-	36
	-	**966**
Total – assets classified as held for sale	**6 598**	**7 566**

The non-current assets held for sale at 31 December 2005 were sold in the first half of 2006.

(in '000 PLN unless otherwise indicated)

26. Impairment losses

Impairment losses by asset class during the financial period from 1 January 2006 to 30 June 2006

	Amount of impairment loss	Amount of impairment loss reversed	Amount of impairment loss utilised
Land and buildings	57	3	13
Technical equipment and machinery	243	-	14
Vehicles	24	21	1
Property, plant and equipment under construction	135	-	-
Development costs	230	-	-
Total	689	24	28

Impairment losses by segment during the financial period from 1 January 2006 to 30 June 2006

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Consolidated amount
Amount of impairment loss	321	3	365	689
Amount of impairment loss reversed	-	3	21	24
Amount of impairment loss utilised	-	24	4	28

Impairment losses on property, plant and equipment utilised in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses.

Non-current assets are tested for impairment if there is any indication that an asset may be impaired. If a test of impairment indicates that the recoverable amount (i.e. the higher of the fair value less costs to sell and value in use) of an asset or cash generating unit is lower than its carrying amount, the difference is the impairment loss. Impairment losses are recognised in income statement. If a test of impairment indicates that the recoverable amount of an asset (or cash generating unit, CGU) is higher than its carrying amount, then the impairment loss is reversed. The reversal of an impairment loss is assigned to the assets of a cash generating unit (other than goodwill) proportionally to the share of the carrying amount of each asset in the amount of the given unit, while the carrying amount of an asset after reversal of impaired loss should not exceed the carrying amount of the asset which would have been assigned had the impairment loss not been recognised in prior years.

Impairment losses recognised in the first half of 2006 relate to property, plant and equipment, assets under construction, and development costs which will not bring expected economic benefits.

(in '000 PLN unless otherwise indicated)

27. Sales

Net revenues from the sale of products, goods for resale and materials (material structure - by type of activity)

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
- copper, precious metals and other smelter by-products	5 484 634	3 458 748
- energy	19 730	17 551
- services	358 289	345 615
- mining machinery, transport vehicles for mining and other types of equipment	4 720	6 198
- other products	254 860	113 414
- goods for resale	4 699	12 833
- wastes and materials	49 125	46 374
Total	**6 176 057**	**4 000 733**

Net revenues from the sale of products, goods for resale and materials (territorial structure)

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
domestic	**2 300 479**	**1 533 604**
- copper, precious metals and other smelter by-products	1 798 487	1 042 543
- energy	19 730	17 551
- services	323 330	316 519
- mining machinery, transport vehicles for mining and other types of equipment	3 332	5 258
- other products	109 355	98 980
- goods for resale	4 699	12 832
- wastes and materials	41 546	39 921
export	**3 875 578**	**2 467 129**
- copper, precious metals and other smelter products	3 686 147	2 416 205
- services	34 959	29 096
- mining machinery, transport vehicles for mining and other types of equipment	1 388	940
- goods for resale and materials	145 505	14 435
- other products	7 579	6 453
Total	**6 176 057**	**4 000 733**

(in '000 PLN unless otherwise indicated)

28. Costs by type

	For the period	
	1 January to 30 June 2006	1 January to 30 June 2005
Depreciation of property, plant and equipment and amortisation of intangible assets (notes nr 7,8)	263 361	239 383
Employee benefits costs (note nr 29)	1 343 117	1 217 740
Materials and energy consumption	1 824 274	937 341
External services	640 358	531 805
Taxation and fees	155 052	152 169
Advertising costs and representation expenses	22 462	21 616
Property and personal insurance	11 876	10 731
Research and development costs not capitalised in intangible assets	1 480	1 848
Other costs, including:	**39 463**	**14 260**
Impairment losses on property, plant and equipment and intangible assets (notes nr 7,8)	530	1 525
Write-down of inventories (note nr 15)	1 794	759
Provision for impairment of receivables (note nr 14)	(247)	(36 968)
Other operating costs	37 386	48 944
Total costs by type	**4 301 443**	**3 126 893**
Value of goods for resale and materials sold (+)	205 434	72 659
Change in inventories of finished goods and work in progress (+/-)	(370 206)	(169 711)
Cost of manufacturing products for internal use (-)	(139 628)	(120 322)
Total costs of sales, selling, marketing and administrative costs	**3 997 043**	**2 909 519**

29. Employee benefits costs

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Remuneration	973 301	858 493
Costs of social security and other benefits	353 266	287 731
Costs of future benefits (provisions) due to retirement rights, jubilee awards and related employee benefits	16 550	71 516
Employee benefits costs	**1 343 117**	**1 217 740**

(in '000 PLN unless otherwise indicated)

30. Other operating income

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Income and gains from investments:	**44 205**	**71 751**
- income from interest on cash and cash equivalents and on monetary assets (up to 3 months)	36 544	9 668
- income from interest on receivables (including for default on payments)	7 048	35 976
- income from interest on securities, bonds, debt securities and bank deposits over 3 months	317	619
- income from interest on loans granted	50	233
- income from investments in available-for-sale financial assets	246	25 028
- gains from the disposal of financial assets	-	227
Gains from the measurement and realisation of derivative trade instruments	16 844	609
Gains from exchange differences	33 469	36 723
Gains from the disposal of intangible assets	90	17
State grants and other donations received	761	658
Provisions released for disputed issues	9 045	9 550
Penalties and compensation received	8 656	4 468
Other operating income/gains	2 648	17 279
Total other operating income	**115 718**	**141 055**

(in '000 PLN unless otherwise indicated)

31. Other operating costs

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Losses from the sale of property, plant and equipment and cost of liquidation of assets	3 258	3 259
Donations granted	5 156	6 245
Provisions created for disputed issues	36 076	855
Penalties and compensation paid	2 105	1 204
Losses from the resale of services, reinvoiced payments	44	61
Adjustment on property tax	940	4 790
Other operating costs/losses	15 989	29 209
Total other operating costs	**63 568**	**45 623**

32. Net financial costs

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Interest expenses	**3 411**	**7 248**
- on bank and other loans	2 498	5 945
- due to financial leasing	913	1 303
Losses due to net exchange differences on borrowings	155	26 610
Changes in provisions arising from the approach of the time to execute liabilities (rewinding of the discount effect)	9 332	15 806
(Gains)/losses from the measurement to fair value of derivative hedging instruments in the ineffective part	(95)	4 642
Other net financial costs	482	408
Total net financial costs	**13 285**	**54 714**

33. Share of profits/losses of associates

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Share of profits of associates	99 841	103 873
Share of losses of associates	-	-
TOTAL	**99 841**	**103 873**

34. Income tax

Income tax	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Current tax	432 730	231 249
Deferred tax (note nr 22)	(63 102)	(257)
Total	**369 628**	**230 992**

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies

	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Profit before tax (gross)	2 317 720	1 235 805
Tax calculated at domestic tax rates applicable to profits of respective countries	444 235	244 534
Income not subject to tax	(308 725)	(31 543)
Expenses not deductible for tax purposes	247 170	28 656
Utilisation of previously-unrecognised tax losses	(14 095)	(11 074)
Tax losses for which no deferred income tax asset was recognised	1 074	584
Deductible temporary differences for which no deferred income tax asset was recognised	(31)	(165)
Tax charge	369 628	230 992

The average weighted income tax rate applied was 19% (half-year 2005: 20%)

35. Earnings per share

Basic earnings/diluted profit	For the period from 1 January to 30 June 2006	For the period from 1 January to 30 June 2005
Profit attributable to the shareholders of the Parent Entity	1 947 722	1 004 249
Average weighted number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	9.74	5.02

There are no dilutive potential ordinary shares.

(in '000 PLN unless otherwise indicated)

36. Dividend paid and proposed for payment

In accordance with the statutes of the Parent Entity profit for distribution is profit from the separate financial statements of KGHM Polska Miedź S.A.

The dividend for 2004, in the amount of PLN 2 per share (altogether PLN 400 000 thousand) was approved for payment by resolution nr 6/2005 of the General Shareholders Meeting of KGHM Polska Miedź S.A. dated 15 June 2005. This dividend was paid on 2 August 2005.

The dividend for 2005, in the amount of PLN 10 per share (altogether PLN 2 000 000 thousand) was approved for payment by resolution nr 6/2006 of the General Shareholders Meeting of KGHM Polska Miedź S.A. dated 14 June 2006.
These consolidated financial statements reflect this liability. This dividend was paid on 2 August 2006.

(in '000 PLN unless otherwise indicated)

37. Cash generated from operating activities

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Profit for the financial period	**1 948 092**	**1 004 813**
Adjustments:		
– Income tax from the income statement	369 628	230 992
– Depreciation/amortisation	263 361	239 383
– Gains/Losses on sales and impairment losses and reversals of impairment losses due to impairment of property, plant and equipment and intangible assets	2 337	(9 158)
– Gains/Losses on sales and impairment losses and reversals of impairment losses due to impairment of financial assets	(473)	(25 072)
– Share of profits of associates accounted for using the equity method	(99 841)	(103 873)
– Interest and share in profits (dividends)	3 040	6 706
– Exchange gains/losses	19 094	30 112
– Change in provisions	54 665	75 518
– Measurement of derivative instruments	927 190	33 938
– Capitalised provisions on loans		
– Adjustment to cash flow due to derivative instruments relating to operating activities	(1 044 145)	(144 013)
– Adjustment to revaluation reserve due to realised and unrealised exchange differences	(14 976)	(12 679)
– Other adjustments	755	8 081
– Changes in working capital:		
Inventories	(392 319)	(190 022)
Trade and other receivables	(546 274)	121 586
Trade and other payables	131 077	(115 381)
Cash generated from operating activities	**1 621 211**	**1 150 931**

Proceeds generated from sales of property, plant and equipment

	For the period	
	from 1 January to 30 June 2006	from 1 January to 30 June 2005
Net book amount	3 116	539
Gain/loss on sale of property, plant and equipment	386	1 353
Change in receivables due to sales	75	355
Proceeds from sales of property, plant and equipment	**3 427**	**1 537**

(in '000 PLN unless otherwise indicated)

38. Related entities transactions

State Treasury companies meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

For the period from 1 January to 30 June 2006

Sales to related entities	Sales of products	Sales of goods for resale and materials	Sales of property, plant and equipment, intangible assets, investment property
- to associates	1 249	273	-
- to key management and supervisory personnel	19	1	-
- to other related entities*	34 938	4 297	45
Total sales to related entities	**36 206**	**4 571**	**45**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group during the period 1 January to 30 June 2006 earned significant sales:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica	15 973
2. Huta Będzin S.A.	5 668
3. Fabryka Przewodów Energetycznych S.A.	4 269
4. Zakłady Metalowe „MESKO" S.A.	3 205
5. Zakłady Górniczo-Hutnicze „BOLESŁAW" S.A.; Bukowno	1 879

Sales to the above-mentioned entities represent around 80% of sales to State Treasury subsidiaries. The remaining 20% represent sales earned from 115 entities.

For the period from 1 January to 30 June 2005

Sales to related entities	Sales of products	Sales of goods for resale and materials	Sales of property, plant and equipment, intangible assets, investment property
- to associates	927	383	-
- to key management, supervisory personnel	3	17	10
- to other related entities	24 355	8 968	-
Total sales to related entities	**25 285**	**9 368**	**10**

(in '000 PLN unless otherwise indicated)

For the period from 1 January to 30 June 2006

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	15 953	7 733	2
- from other related entities*	246 607	53 738	1 873
Total purchases from related entities	**262 560**	**61 471**	**1 875**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group during the period 1 January to 30 June 2006 made significant purchases:

1. EnergiaPro Koncern Energetyczny S.A.	195 378
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	45 096
3. Zakłady Tworzyw Sztucznych „Nitron" S.A.	13 316
4. Zakłady Tworzyw Sztucznych „Erg-Bieruń" S.A.	7 169
5. „Stomil-Poznań" S.A.	5 566

Purchases from the above-mentioned entities represent around 94% of purchases from State Treasury subsidiaries. The remaining 6% represent purchases from 164 entities.

For the period from 1 January to 30 June 2005

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	13 873	7 163	39
- from other related entities	169 126	67 151	53
Total purchases from related entities	**182 999**	**74 314**	**92**

(in '000 PLN unless otherwise indicated)

Remuneration of the Supervisory Board of the Parent Entity	For the period from 1 January to 30 June 2006	from 1 January to 30 June 2005
Wages and other current employee benefits	496	544
Total	**496**	**544**

Remuneration of the Management Board of the Parent Entity	For the period from 1 January to 30 June 2006	from 1 January to 30 June 2005
Wages and other current employee benefits	2 801	1 705
Benefits due to termination of the employment relationship	235	251
Post-employment benefits	-	40
Total	**3 036**	**1 996**

Trade receivables and receivables due to sales of products, services, goods for resale, materials and non-current assets from related entities	Balance at 30 June 2006	31 December 2005
- from associates	463	427
- from key management, supervisory personnel	8	-
- from other related entities *	8 755	12 570
Total receivables from related entities	**9 226**	**12 997**

*State Treasury subsidiaries with whom the KGHM Polska Miedź S.A. Group at 30 June 2006 held significant receivables due to sales:

1. Zakłady Metalowe „MESKO" S.A.	2 317
2. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica	1 703
3. Krakowska Fabryka Armatur S.A.	899
4. Zakłady Chemiczne POLICE S.A.	847
5. Huta „Będzin" S.A.	698

Receivables from the above-mentioned entities represent around 75% of receivables from sales to State Treasury subsidiaries. The remaining 25% represent sales earned from 56 entities.

The amount of provision for impairment of receivables from related entities at the balance sheet date and the amount of adjustments from related entities transferred in the period to profit and loss is insignificant from the point of view of the consolidated financial statements.

(in '000 PLN unless otherwise indicated)

Trade liabilities and liabilities due to purchases of non-current assets towards related entities	Balance at 30 June 2006	Balance at 31 December 2005
- towards associates	1 964	10 041
- towards other related entities *	63 653	45 022
Total liabilities towards related entities	**65 617**	**55 063**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 30 June 2006 held significant liabilities due to purchases:

1. EnergiaPro Koncern Energetyczny S.A.	45 760
2. Zakłady Tworzyw Sztucznych „Nitron" S.A.	2 913
3. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 679
4. Zakłady Tworzyw Sztucznych „Erg-Bieruń" S.A.	1 617
5. „Stomil-Poznań" S.A.	903

Liabilities towards the above-mentioned entities represent around 97% of liabilities due to purchases from State Treasury subsidiaries. The remaining 3% represent liabilities towards 71 entities.

In addition entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements due to different types of taxes and payments . These transactions have been described in the other notes of the financial statements.

	Balance at 30 June 2006	Balance at 31 December 2005
Guarantees and pledges received:	-	-
Guarantees and pledges granted to:	**22 423**	**54 170**
- Parent Entity	-	-
- subsidiaries	22 423	54 170

(in '000 PLN unless otherwise indicated)

39. Off-balance sheet liabilities due to operating leasing

Off-balance sheet liabilities due to operating leasing in the Group are mainly comprised of payments due to the right to perpetual usufruct of land estimated on the basis of annual fee rates and on the period of use of the land subject to this law.

Total value of future minimum fees due to perpetual usufruct of land	**At 30 June 2006**	**At 31 December 2005**
Under one year	7 381	7 422
From one to five years	29 994	30 841
Over five years	481 364	483 632
Total:	**518 739**	**521 895**

Leasing fees due to perpetual usufruct of land recognised in profit or loss	***For the period* from 1 January to 30 June 2006**	***For the period* from 1 January to 31 December 2005**
Minimum value of leasing fees	6 633	6 798

In addition entities of the Group have entered into operating leasing agreements related to the rental of office space, space serving radio and cable networks, mining machinery, and medical and IT equipment.

Total value of future minimum fees	**At 30 June 2006**	**At 31 December 2005**
Under one year	4 149	4 958
From one to five years	3 606	4 476
Over five years	436	4 055
Total:	**8 191**	**13 489**

Leasing fees recognised in profit or loss	**For the period from 1 January to 30 June 2006**	**For the period from 1 January to 31 December 2005**
Minimum value of leasing fees	4 743	8 040

(in '000 PLN unless otherwise indicated)

40. Contractual investment liabilities at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2006	31 December 2005
For the purchase of property, plant and equipment	230 173	202 924
For the purchase of intangible assets	17 376	11 689
Total contractual investment liabilities:	**247 549**	**214 613**

41. Contingent items and other off-balance sheet items

	At	
	30 June 2006	31 December 2005
Contingent receivables	**96 582**	**141 511**
- bill of exchange receivables	25 806	65 777
- disputed State Budget issues	64 247	64 963
- guarantees received	5 742	10 771
- disputed issues, on-going court proceedings	787	-
Contingent liabilities	**900 702**	**80 983**
- bill of exchange liabilities	13 241	18 996
- guarantees and pledges granted	29 227	58 347
- disputed issues, on-going court proceedings	3 123	2 568
- contingent penalties	6 550	1 072
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	848 561	-
Off-balance sheet liabilities due to inventions, implementation of projects and other unrealised agreements	**50 595**	**79 721**

Contested State Budget issues

Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.

The existance of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of

(in '000 PLN unless otherwise indicated)

competence, are authorised to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Parent Entity with additional taxation as well as interest and penalties. In the opinion of the Management Board of the Parent Entity, and taking the above into consideration, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities, beyond those disclosed in the financial statements.

Important tax controls

During the first half of 2006 two tax audits were conducted in the Company. In the months of February and March 2006 employees of the Lower Silesia Tax Office in Wrocław conducted an audit with respect to settlement with the State Treasury of the tax on goods and services (VAT) for the period 01.12.2005-31.12.2005. On 19.06.2006 KGHM received the Ruling of the Head of the Lower Silesia Tax Office in Wrocław, respecting the initiation of tax proceedings in this matter. At 30.06.2006 the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter. In the month of June 2006 an employee of the Lower Silesia Tax Office in Wrocław conducted a summary audit in KGHM Polska Miedź S.A., respecting the accuracy and truthfulness of the documentation of transactions with customers during the period 01.01.2002 - 31.12.2002. The audit concluded with the writing of protocol. In the opinion of the Management Board of the Parent Entity, there are no circumstances which would indicate the possibility of there arising significant tax liabilities.

Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.
As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. have obtained the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." The details of this agreement were described in the current report dated 10 March 2006 and in the annual report for 2005.
On 10 March 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

42. State grants

The balance of state grants recognised in deferred income at 30 June 2006 amounted to PLN 2 418 thousand (at 31 December 2005 PLN 2 196 thousand). These are cash grants for the acquisition of property, plant and equipment for the performance of development work whose effects are capitalised in intangible assets, for the return of costs incurred in the creation of jobs for the handicapped, and for loans bearing preferential interest rates and for forgiveness of loans. Most of these funds are provided by the Ministry of Science and Information Technology through the Scientific Research Committee. Government aid is increasingly in the form of financial support for employee training, both from Polish governmental agencies as well as from the EU. Loans bearing preferential interest rates are granted by the Environmental Protection and Water Management Fund (Fundusz Ochrony Środowiska i Gospodarki Wodnej).

The company KGHM Cuprum Sp z o.o CBR as an R&D facility annually receives cash grants to finance its statutory activities. For the years 2005 and 2006 this amounted to PLN 850 thousand. In addition this company is involved in a variety of research projects on behalf of other Group entities. Moreover, at 30 June 2006 in the balance sheet of this company in the item prepayments is included the amount of PLN 136 thousand due to cash grants received from the European Union.

(in '000 PLN unless otherwise indicated)

43. Subsequent events

Payment of one-off special bonus

On 17 July 2006, based on an agreement signed on 30 June 2006 between the Management Board of KGHM Polska Miedź S.A. and the trade unions, a one-off special bonus payment was made in the amount of 90% of the monthly wage. This agreement, in accordance with the declaration of the trade unions, concludes the wage demands of the trade union for the current year.
As a result of this agreement, on 6 July 2006 the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego issued a statement on the conclusion of the collective dispute with the Management Board of KGHM Polska Miedź S.A.
The effects of this agreement were recognised in accruals. Payment of the special bonus and recognition in operational costs occurred in July.

Receipt of dividend

On 17 July 2006 the dividend from Polkomtel S.A. in the net amount of PLN 373 628 thousand was received into the bank account of KGHM Polska Miedź S.A.

Termination of investment in the Democratic Republic of Congo

On 11 July 2006 the Management Board of KGHM Polska Miedź S.A. resolved not to realise the investment for the building of a hydrometallurgical plant for the processing of ore from the Kimpe deposit and to withdraw the Parent Entity from operations in the Democratic Republic of Congo.
Actions will be taken to sell the company KGHM CONGO S.P.R.L. as the most favorable variant for the Parent Entity. Should a buyer not be found, liquidation procedures will be initiated.

Acquisition by the Group subsidiary DIALOG S.A. of shares in the company Tele Video Media Sp. z o.o.

On 4 August 2006 Telefonia Dialog S.A. acquired 100% of the share capital of the company Tele Video Media sp. z o.o.

The subject of activities of the company Tele Video Media sp. z o.o. is the creation of a complete IPTV and VoD system infrastructure, to commercially use such a system to provide services based on the distribution of visual products using IP protocol.
The cost of acquiring these shares, PLN 1 644 thousand, includes the purchase cost of PLN 1 642 thousand and the notarial fee associated with this acquisition of PLN 2 thousand.
The net assets acquired, after reflecting development work in the amount of PLN 800 thousand, amount to PLN 579 thousand at the purchase date, including the following major items:

intangible assets	PLN 803 thousand
property, plant and equipment	PLN 830 thousand
including: property, plant and equipment under construction	*PLN 550 thousand*
non-current and current receivables	PLN 120 thousand
cash and cash equivalents	PLN 99 thousand
total assets	**PLN 1 855 thousand**
liabilities due to borrowings	PLN 667 thousand
liabilities due to financial leasing	PLN 170 thousand
prepayments on deliveries	PLN 183 thousand
trade liabilities	PLN 205 thousand
Other liabilities	PLN 51 thousand
total liabilities	**PLN 1 276 thousand**
Net assets	**PLN 579 thousand**

The goodwill of PLN 1 065 thousand set at the purchase date is in respect of the value of benefits from synergy with the acquired company and of the value added attributable to the full scope of development work carried out up to the present time, and of the know how possessed by the company TVM.

(in '000 PLN unless otherwise indicated)

Public listing of the shares of INTERFERIE S.A

In August 2006 the company INTERFERIE S.A. carried out an Initial Public Offer. INTERFERIE S.A. offered 5 mln shares of the company at PLN 6 each. The subscription and sale of these shares closed in the amount of PLN 30 mln. On 10 August 2006 occurred the market debut – the first trading of the rights to the shares of INTERFERIE S.A. on the Warsaw Stock Exchange S.A.
As a result of the public listing of this company there was a change in the direct interest of KGHM Polska Miedź S.A. Group in the share capital of INTERFERIE S.A., from 100% to 65.67% (court registration of this increase in share capital occured on 11 August 2006).

Decision of the Management Board regarding termination of the process of selling DIALOG S.A.

On 28 September 2006 the Management Board of KGHM Polska Miedź S.A. resolved to terminate the process of selling DIALOG S.A., which had been initiated in October 2005. Based on analyses which were carried out, it is believed that the price which could currently be achieved for the shares of DIALOG S.A. is unsatisfactory, while the potentials of DIALOG S.A. are such that the value of these assets is expected to increase over the next several years.
The decision to terminate the sale process will not impact the consolidated financial result of the KGHM Polska Miedź S.A. Group.

Gaining of control over the company Vivid.pl S.A.

On 27 September 2006 Telefonia DIALOG S.A. signed a preliminary agreement with the company Sovereign Capital Sp. z o.o. to acquire shares of the company Vivid.pl S.A., in which Telefonia DIALOG S.A. committed to the following:

- The signing of a promisory agreement to acquire from Sovereign Capital Sp. z o.o. 90% of the shares of Vivid.pl S.A. within 1 month of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o for the price of PLN 2 250 thousand, plus costs connected with the signing of the agreement for acquiring these shares incurred by Sovereign Capital Sp. z o.o.
- The acquisition from Sovereign Capital Sp. z o.o. of 10% of the shares at the price of PLN 500 thousand, plus transaction costs connected with the acquisition of these shares, if Sovereign Capital Sp. z o.o. within 6 months of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o acquires the remaining 10% of the shares of Vivid.pl S.A. as the result of realising a put option.

On 28 September 2006 Telefonia DIALOG S.A. made a prepayment towards the price of purchasing the shares of Vivid.pl S.A. in an amount equal to PLN 2 250 thousand. On this same day Sovereign Capital Sp. z o.o. acquired 90% of the shares of the company Vivid.pl S.A. from its previous owner.

Based on a resolution by the General Shareholders Meeting of Vivid.pl S.A. dated 29 September 2006 in which three representatives of Telefonia DIALOG S.A. were appointed to the four-person Supervisory Board, and on a resolution of the Supervisory Board dated 2 October 2006 appointing one representative of Telefonia DIALOG S.A. to the Management Board of Vivid.pl S.A., Telefonia DIALOG S.A. gained control over the company Vivid.pl S.A.
An identification of assets is underway.

Liquidation of the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.

On 6 October 2006 the Extraordinary General Meeting of Shareholders of the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. – a subsidiary of „Energetyka" sp. z o.o. – resolved to liquidate the company. This entity was established to carry out the investment plan of building two complete gas-steam units. The decision to liquidate this company was necessitated by a change in the concept of the enterprise related to the expansion of electrical power-generating capacity. All tasks relating to the investment will be carried out and supervised directly by the company „Energetyka" sp. z o.o.

44. Other additional explanatory information

Contract for the supply of gas

Discussions are currently underway between Energetyka Sp. z o.o. and PGNiG S.A. with the participation of KGHM Polska Miedź S.A., regarding the review of contracts for the supply of gas signed on 1 December 2003, respecting the delivery conditions and amount to be supplied.

(in '000 PLN unless otherwise indicated)

Signatures

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 October 2006	*Krzysztof Skóra*	President of the Management Board	
16 October 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
16 October 2006	*Marek Fusiński*	Vice President of the Management Board	
16 October 2006	*Stanisław Kot*	Vice President of the Management Board	
16 October 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 October 2006	*Ludmiła Mordylak*	acting Executive Director of Accounting Services Center Chief Accountant of KGHM	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2006

Lubin, October 2006

CONTENTS

1. General information 3

1.1. Structure of the Group 3

1.2. Subject of activities 4

1.3. Composition of the bodies of the Parent Entity 5

1.4. Employment in the Group 6

1.5. Remuneration in the bodies of the Parent Entity 7

1.6. Scope and description of data presented 8

1.7. Directions of growth of the Group 9

2. Activities of the KGHM Polska Miedź S.A. Group in the first half of 2006 9

2.1. Tangible investments 9

2.2. Equity investments 9

2.3. Research and development 10

2.4. Structure of Group revenues 11

2.5. Sales markets – geographical structure 11

2.6. Activities of the most important entities of the Group 12

2.7. Other significant events in the Group 13

3. Financial results 14

3.1. Balance sheet: assets 14

3.2. Balance sheet: equity and liabilities 15

3.3. Income statement 15

3.4. Transactions with related entities 17

3.5. Financial ratios of the KGHM Polska Miedź S.A. Group 18

3.6. Risk factors 18

3.7. Anticipated Group financial situation 19

4. Subsequent events 19

1. General information

1.1. Structure of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A., registered in the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registration, registration number KRS 23302. The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange, while depositary receipts which represent these shares are traded on the London Stock Exchange.
KGHM Polska Miedź S.A. has been in business since 12 September 1991. The legal antecedent of the Parent Entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.
The time frame of the parent entity and its subsidiaries is unlimited.
At 30 June 2006 KGHM Polska Miedź S.A. owned, directly or indirectly, shares in 39 commercial law companies, including:
- in 27 subsidiaries,
- in 4 associates,
- in 8 other companies.

Structure of the KGHM Polska Miedź S.A. Group at 30 June 2006


KGHM Polska Miedź S.A.
KGHM Metale DSI S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
POL-MIEDZ TRANS Sp. z o.o. 100%
DIALOG S.A. 100%
MCZ S.A. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM CUPRUM sp. z o.o. - CBR 100%
CBJ sp. z o.o. 100%
PeBeKa S.A. 100%
„Energetyka" sp. z o.o. 100%
KGHM Metraco sp. z o.o. 98.96%
TUW - CUPRUM 93.80%
„Zagłębie" Lubin SSA 79.23%
MINOVA-KSANTE Spółka z o.o. 30.00%
Polkomtel S.A. 19.61%
INFOMONITOR Biuro Informacji Gospodarczej S.A. 14.73%
PTR S.A. 11.88%
INTERFERIE S.A. 3.14%
PU „Mercus Serwis" Sp. z o.o. 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 47.62%
„Zagłębie" Lubin SSA 13.56%
TUW-CUPRUM 0.49%
PCPM sp. z o.o. 2.86%
INTERFERIE S.A. 3.14%
TUW-CUPRUM 1.60%
Energetyka Spółka Spec. Przeznaczenia sp. z o.o. 99.80%
PCPM sp. z o.o. 2.86%
Ekstraklasa S.A. 5.80%
INOVA Spółka z o.o. 100%
DFM ZANAM-LEGMET Sp. z o.o. 100%
WFP Hefra SA 97.52%
INTERFERIE S.A. 93.72%
AQUAKONRAD S.A. in bankruptcy 90.40%
PCPM sp. z o.o. 74.29%
WM „ŁABĘDY" S.A. 74.50%
Walcownia Metali Nieżelaznych sp. z o.o. 60.11%
DKE Spółka z o.o. 58.33%
DOL-EKO organizacja odzysku S.A. 19.53%
Telewizja Familijna S.A. in bankruptcy 11.96%
TUW-CUPRUM 0.25%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 34.77%
Walcownia Blach Sp. z o.o. in bankruptcy 57.63%
PCPM sp. z o.o. 2.86%
DIORA S.A. in bankruptcy 0.41%
Huta Stalowa Wola S.A. 0.009%

1.2. Subject of activities

The activities of the Group may be divided into three segments:

Segment I	-	copper, precious metals, other smelting products – the extraction and processing of copper and precious metals, the production of non-ferrous metals, copper trading and the promotion of copper;
Segment II	-	telecommunications and IT services,
Segment III	-	other sectors which comprise the activities of subsidiaries of the Group which are not included in segments I and II;

The table below lists companies by segment.
Segment I is dominated by the activities of KGHM Polska Miedź S.A.

Table 1. Activities of significant Group companies, by segment

Item	Name of entity	Type of activity
	Segment I	
1.	KGHM Polska Miedź S.A.	copper ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; the management of waste; activities related to financial holding associations; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services
2.	KGHM CONGO S.P.R.L	copper and cobalt extraction services
3.	WMN sp. z o.o.	non-ferrous metals processing
4.	KGHM Polish Copper Ltd	copper trading
5.	KGHM Kupferhandelsges.m.b.H.	copper trading
6.	WM „ŁABĘDY" S.A.	trading in coal and cables
7.	KGHM Metraco sp. z o.o.	trading of metals, chemicals, copper scrap
	Segment II	
1.	DIALOG S.A.	telecommunications services
2.	Polkomtel S.A.	telecommunications services
	Segment III	
1.	KGHM Metale DSI S.A.	the production and sale of road-building materials, rhenium compounds; investment activities
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction, mining construction and services
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery; metals casting, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" – sp. z o.o.	trade in consumer goods, production of bundled electrical cables

7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	MCZ S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	technical research and analysis
11.	INOVA Spółka z o.o.	R&D activities, manufacture of products from rubber and paper
12.	TUW-CUPRUM	mutual insurance services for its members
13.	PTR S.A.	organisation and management of intermediate insurance activities
14.	DKE Spółka z o.o.	processing of municipal and industrial waste
15.	DOL – EKO organizacja odzysku S.A.	management of non-metallic and metallic waste
16.	WFP Hefra SA	production and sale of rust-proof, silver-plated and semi-silver-plated table settings
17.	MINOVA-KSANTE Spółka z o.o.	production of resinous glues, xanthates, xanthenol
18.	PCPM sp. z o.o.	promotion of copper products
19.	„Zagłębie" Lubin SSA	participation in and organisation of professional sporting events, management of football club
20.	INFOMONITOR BIURO INFORMACJI GOSPODARCZEJ S.A.	collection, storage and disclosure of economic information

at 30.06.2006

1.3. Composition of the bodies of the Parent Entity

Supervisory Board of the Parent Entity

The VIth-term Supervisory Board of KGHM Polska Miedź S.A. at 1 January 2006 was composed of the following persons:

- Elżbieta Niebisz,
- Tadeusz Janusz,
- Jan Rymarczyk,
- Krzysztof Szamałek,
- Maciej Kruk,
- Marek Wierzbowski

together with the following employee representatives:

- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

On 30 January 2006 Marek Wierzbowski submitted his resignation from membership on the Supervisory Board.
On 31 January 2006 the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. recalled the following persons from the Supervisory Board: Elżbieta Niebisz, Jan Rymarczyk, Krzysztof Szamałek and Tadeusz Janusz, and appointed the following persons to the Supervisory Board: Czesław Cichoń, Antoni Dynowski, Krzysztof Skóra, Marcin Ślęzak and Ryszard Wojnowski.
On 10 February 2006 the Supervisory Board appointed Antoni Dynowski as Chairman of the Supervisory Board, Maciej Kruk as Deputy Chairman and Józef Czyczerski as Secretary.
On 24 February, Krzysztof Skóra, who had been delegated by the Supervisory Board to temporarily fulfil the function of President of the Management Board, submitted his resignation from membership on the Supervisory Board of KGHM Polska Miedź S.A. due to his appointment by the Supervisory Board of the Company as President of the Management Board.
On 10 August 2006 Czesław Cichoń submitted his resignation from membership on the Supervisory Board.

Management Board of the Parent Entity

On 19 December 2005 the Supervisory Board resolved to suspend from the duties of Vice President Wiktor Błądek and Andrzej Krug for a period not longer than three months.
During the period from 1 January 2006 to 10 February 2006 the Management Board of the Parent Entity was comprised of the following persons, showing their respective duties:

- Marek Szczerbiak — President of the Management Board
- Jarosław Andrzej Szczepek — Ist Vice President of the Management Board, Vice President of the Management Board for Finance-Economics,
- Wiktor Błądek — Vice President of the Management Board for Mining (suspended from his duties),
- Andrzej Krug — Vice President of the Management Board for Employee Affairs (suspended from his duties),
- Robert Nowak — Vice President of the Management Board for Trade, Marketing and Hedging,
- Sławomir Pakulski — Vice President of the Management Board for Smelting.

On 10 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. recalled Marek Szczerbiak from the position of President of the Management Board and delegated Krzysztof Skóra to temporarily fulfil the function of President of the Management Board for a period not longer than three months.
On 24 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. made the following changes to the composition of the Management Board:

- Krzysztof Skóra was appointed as President of the Management Board,
- Jarosław Andrzej Szczepek, Robert Nowak, Sławomir Pakulski and Andrzej Krug were recalled from the Management Board,
- Maksymilian Bylicki, Ireneusz Reszczyński, Mirosław Biliński and Marek Fusiński were appointed to the Management Board,
- the suspension of Wiktor Błądek from his duties as a member of the Management Board was lifted, effective from 8 March 2006.

Following the introduction of these changes the Management Board was comprised of the following persons, showing their respective duties:

- Krzysztof Skóra — President of the Management Board,
- Maksymilian Bylicki — I Vice President of the Management Board, Vice President of the Management Board for Employee Affairs,
- Mirosław Biliński — Vice President of the Management Board for Smelting,
- Wiktor Błądek — Vice President of the Management Board for Mining (duties assumed from 8 March 2006),
- Marek Fusiński — Vice President of the Management Board for Finance-Economics,
- Ireneusz Reszczyński — Vice President of the Management Board for Trade, Marketing and Hedging.

As a result of the expiration of the Vth-term Management Board of KGHM Polska Miedź S.A., the Supervisory Board at its meeting of 31 May 2006 appointed Krzysztof Skóra as President of the VIth-term Management Board and appointed the following persons to the VIth-term Management Board: Maksymilian Bylicki, Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot.

The Management Board, and the respective division of duties at 30 June 2006, was as follows:

- Krzysztof Skóra — President of the Management Board,
- Maksymilian Bylicki — I Vice President of the Management Board, Vice President of the Management for Employee Affairs,
- Marek Fusiński — Vice President of the Management Board for Finance-Economics,
- Stanisław Kot — Vice President of the Management Board for Smelting,
- Ireneusz Reszczyński — Vice President of the Management Board for Trade, Marketing and Hedging.

The rights and duties attributable to the Vice President of the Management Board for Mining are being temporarily performed by the Vice President of the Management Board for Smelting – Stanisław Kot.

1.4. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 2. Employment and its structure as at end of period

Description	Average employment in H1 2006	Average employment in H1 2005
TOTAL EMPLOYMENT	**26 995**	**26 793**
1. Total workers:	26 772	26 600
a) white collar	8 201	7 965
b) blue collar	18 571	18 635
2. Trainees	17	15
3. Persons on maternity or unpaid leave.	206	178

The highest level of employment, at 17 642 persons, was recorded by the Parent Entity, i.e. KGHM Polska Miedź S.A.

Among the remaining Group companies the highest average number of employees in the first half of 2006 was recorded by:

- PeBeKa S.A. – 1 547 employees,
- POL – MIEDŹ TRANS spółka z o.o. – 1 510 employees,
- DIALOG S.A. – 1 016 employees,
- DFM ZANAM – LEGMET Sp. z o.o. – 970 employees.

1.5. Remuneration in the bodies of the Parent Entity

Below is presented information on total remuneration in the bodies of the Parent Entity.

Table 3. Remuneration of the Supervisory Board of the Parent Entity

Description	for the period from 01.01.2006 to 30.06.2006 ['000 PLN]	for the period from 01.01.2005 to 30.06.2005 ['000 PLN]
Wages and other current employee benefits	496	544
Total	**496**	**544**

Table 4. Remuneration of the Management Board of the Parent Entity

Description	for the period from 01.01.2006 to 30.06.2006 ['000 PLN]	for the period from 01.01.2005 to 30.06.2005 ['000 PLN]
Wages and other current employee benefits	2 801	1 705
Payments due to the termination of employment contracts	235	251
Payments made after period of employment	-	40
Total	**3 036**	**1 996**

The significant increase in the wages of the Management Board of the Parent Entity during the period versus the comparative period is due to the changes carried out in the Management Board and the related payment of benefits due to the termination of employment contracts.

1.6. Scope and description of the data presented

Periods covered by the consolidated financial statements

The consolidated financial statements presented comprise:

- the current period from 1 January to 30 June 2006,
- the comparable period from 1 January to 30 June 2005.

Basis for preparation of the consolidated financial statements

The basis of preparation of these consolidated financial statements was the separate financial statements of the Parent Entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements, data from the separate financial statements were restated to be in conformity with accounting principles in force in the KGHM Polska Miedź S.A. Group, prepared under International Financial Reporting Standards approved by the European Union.
The financial statements, representing the basis for consolidation, were prepared under the going concern consideration as respects consolidated subsidiary entities and associates accounted for by the equity method. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Entities subject to consolidation

KGHM Polska Miedź S.A. – as the Parent Entity of a Group – fully consolidated 23 subsidiary entities in the period while 2 associated entities were accounted for using the equity method.
4 subsidiaries were not included in the consolidated financial statements:

- PCPM sp.z o.o.,
- AQUAKONRAD S.A. in bankruptcy,
- Towarzystwo Ubezpieczeń Wzajemnych „CUPRUM"
- PU „Mercus Serwis" Sp. z o.o.

(Entities excluded due to low significance).
The shares of unconsolidated entities are presented in non-current available for sale financial assets.

The following associates were subject to consolidation:

- Polkomtel S.A.,
- MINOVA-KSANTE Sp. z o.o.

The company Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the shares, is an associate accounted for using the equity method. KGHM Polska Miedź S.A. is considered to have significant influence in Polkomtel S.A. as KGHM, in accordance with the shareholders agreement and the Statutes of Polkomtel S.A., has an impact on resolutions related to the strategy of Polkomtel S.A., and therefore on the operational and financial policy through its representative on the Supervisory Board of this company.
The KGHM Polska Miedź S.A. Group did not account for the shares of the associate PHU Mercus Bis Sp. z o.o. using the equity method in the consolidated financial statements of the Group due to the insignificant value of the assets (PLN 663 thousand) and of the financial result of this company (PLN 219 thousand). The shares of this company are presented by the Group under available for sale financial assets. Also excluded from consolidation was the associate Walcownia Blach Sp. z o.o. in bankruptcy.

In the financial period there were no combinations with other entities and no joint ventures.

1.7. Directions of growth of the Group

KGHM Polska Miedź S.A. is currently developing a new Strategy of Growth for the Company and Group in the years 2007 – 2016. Plans call for this document to be presented for approval by the Supervisory Board of the Company in November 2006.

2. Activities of the KGHM Polska Miedź S.A. Group in the first half of 2006

2.1. Tangible investments.

In the first half of 2006 investment expenditures non-financial fixed assets by companies of the KGHM Polska Miedź S.A. Group amounted to PLN 315 882 thousand. Investment expenditures by segment are presented below.

Table 5. Investment expenditures on non-financial fixed assets in the first half of 2006.

	Segment	Expenditures ['000 PLN]	structure [%]
I	Copper and precious metals, other smelter products	232 264	73.5%
II	Telecommunications and IT services	24 013	7.6%
III	Other	59 605	18.9%
	TOTAL	**315 882**	**100.0%**

The highest level of investment was made by the Parent Entity, which accounted for 73.5% of all investment expenditures. A high level of investment was also carried out by DIALOG S.A. Investments by the remaining companies are at a decidedly lower level.

Major tasks and facilities realised in the first half of 2006 by KGHM Polska Miedź S.A.:

- continued construction of shafts: R-XI together with central ventilation of the R-IX shaft and of the SG-1 and SG-2 complex to ensure full use of the extraction capacity of the mines,
- continuation of preparatory work connected with construction of shaft SW-4,
- building of tunnels to access the Głogów Głęboki Przemysłowy deposit,
- continuation of the project „Construction of an installation for the production of oxygen-free wire rod in the Cedynia wire rod plant" – the economic effect from realisation of this project will be the achievement of additional revenues from the sale of oxygen-free wire rod,
- construction of a Lead Refinery at the Legnica smelter – the economic effect from realisation of this project will be the achievement of additional revenues from the sale of refined lead and from additional production of silver, and
- modernisation and replacement of the machine park in the mines.

2.2. Equity investments.

In the first half of 2006 equity investments were primarily made by KGHM Polska Miedź S.A. These amounted to PLN 18 819 thousand. This involved increasing commitment in the share capital of three related entities through the acquisition of shares in the increased share capital of these entities, and their payment by cash. These entities used the funds generated by the increases in share capital for investments.

- **PHP „MERCUS" sp. z o.o.**
  The value of the shares acquired was PLN 4 259 thousand, while the share capital after the increase amounted to PLN 10 733 thousand. KGHM Polska Miedź S.A. owns 100 % of the shares;

- **„Zagłębie" Lubin SSA**
  The value of the shares acquired was PLN 9 560 thousand; the share capital after the increase amounts to PLN 14 753 thousand; as a result of the increase KGHM Polska Miedź S.A. increased its direct commitment in the share capital of this company from 41% to 79.23%. The status of the entity towards KGHM Polska Miedź S.A. did not change. The company previously was a subsidiary due to an indirect commitment by PHP „MERCUS" sp. z o.o.

- **KGHM CUPRUM sp. z o.o. – CBR** - *not subject to consolidation*
  The value of the shares acquired was PLN 5 000 thousand; the share capital after the increase amounts to PLN 8 507 thousand; KGHM Polska Miedź S.A. owns 100 % of the shares (registration of the increase in share capital was made in the Court of Registration on 2 August 2006).

In the first half of 2006 KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 30 June 2006 at fair value is PLN 26 924 thousand, with a carrying value of PLN 13 048 thousand.

2.3. Research and development

The largest expenditures in the Group on research and development in the first half of 2006 were made by the Parent Entity. These were mainly financed by the internal funds of the Company.
The financial support of the Ministry of Science and Information Technology was employed to carry out a few projects.
Expenditures by KGHM Polska Miedź S.A. on R&D work in the first half of 2006 amounted to PLN 710 thousand.

Table 6. Expenditures on R&D ('000 PLN)

	2005	I-VI 2005	I-VI 2006	Change * (%)
Mining	6 698	316	**678**	214.6
Smelting	3 516	349	**32**	9.2
Total	**10 214**	**665**	**710**	**106.8**

** I-VI 2005 = 100%*

The tasks realised comprise projects aimed at:
- reducing production costs,
- creating sources of additional income,
- minimising environmental impact by applying the best available technology.

Amongst the remaining companies of the Group the greatest amount of R&D work was carried out by the company KGHM Cuprum sp. z o.o. – CBR. The most important tasks realised were:
- The conditions causing geodynamic phenomena and their course, which are associated with mining at extreme depths in the presence of rheological layers,
- The dynamic behavior of paraseismic surface tremors in mining areas,
- Research into a means of mining black shale in a balanced manner using biotechnology,
- Working with mine waste to find economically-realistic technical means to eliminate flotation tailings ponds,
- Examining the geological conditions for mining the copper ore deposit in the southern part of the Lubin and Polkowice mines, together with periodic analysis.

2.4. Structure of Group revenues

The majority of Group revenues are generated in the main segment of activity, comprising extraction, the processing of copper and precious metals, the production of non-ferrous metals, trade and copper production.
A significantly lower portion of revenues is generated by the telecommunications and IT services segment, and is at a level similar to that of the total remaining revenues.

Drawing 1. Structure of revenues by segment


92.4%
3.6%
4.0%
Copper and precious metals, other smelter products
Telecommunications and IT services
Other

2.5. Sales markets – geographical structure

The majority of revenues, i.e. 37%, from sales of products, goods for resale and services earned by the KGHM Polska Miedź S.A. Group, come from the domestic market. The largest foreign recipient of the products, goods for resale and services offered by companies of the Group is Germany - 27 %. The other large foreign customers remain the Czech Republic and China (7%).

Drawing 2. Structure of revenues by market


Czech Republic 7%
Austria 3%
Hungary 2%
UK 5%
China 7%
France 3%
Other countries 9%
Germany 27%
Poland 37%

In the current period, in comparison to the sales structure in the first half of 2005, there was:

- a significant increase in sales on the German market, from 17.9% to 27.0%, caused by an increase in copper cathode sales and the re-sale of concentrate, and
- a significant decrease in sales on the French market, from 11.17% to 3.31%, caused by a decrease in copper cathode sales.

2.6. Activities of the most important entities of the Group

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A – the parent entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the shares – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Company for the first half of 2006 may be found in the KGHM Polska Miedź S.A. report (SA-P 2006) published on 12 September 2006.

DIALOG S.A.

In the first half of 2006 DIALOG S.A. consistently pursued its program to build the value of the company. Based on the approved budget for 2006 the company is actively pursuing activities aimed at increasing its base of subscribers using wideband internet access.

In the first half of 2006 DIALOG S.A. earned PLN 250 246 thousand in revenues from sales (versus PLN 248 190 thousand in the comparable period of 2005), achieving a profit on sales of PLN 35 550 thousand (versus PLN 40 327 thousand in the first half of 2005). EBITDA in DIALOG S.A. in this period amounted to PLN 80 500 thousand (PLN 84 813 thousand in the first half of 2005) with a net profit of PLN 31 585 thousand (versus PLN 13 971 thousand in the comparable prior period).

The profitability on sales and maintenance of a high EBITDA level are the result of continuing activities aimed at optimising operating costs and at improving the structure of revenues. In the first half of 2006 the company recorded a further decrease in revenues from traditional voice services versus an increase in revenues from additional services, including in particular internet access. Projects implemented in 2006 enable the company to offer a wide range of services based on continuous internet access (IPTV, VoIP, on demand Video, etc.).

In May 2006 DIALOG S.A. redeemed bonds acquired by KGHM Polska Miedź S.A. in the total nominal amount of PLN 200 mln. The company financed this operation partially using its own internal funds, and partially using funds arising from commercial bank credit. Thanks to restructurisation of the company's debt in 2005, and to refinancing in May 2006 the remaining debt, DIALOG S.A. is generating lower financial costs than in prior periods. In the first half of 2006 net financial costs amounted to PLN 4 014 thousand versus PLN 21 906 thousand in the comparable prior period.

In 2006 the company is realising an investment program aimed primarily at increasing its internet services based on broadband xDSL technology, and is also continuing to realise a program to increase its business subscribers base through dedicated investments. At 30 June 2006 it had 441 thousand ringing lines. The business-mix ratio (calculated as the number of ringing institutional customer lines to the number of total ringing lines, less the service lines of DIALOG S.A.) amounted to 29%. At the end of June 2006 84 thousand users were accessing the internet, mainly for full-time access, through lump-sum payments.

KGHM Polska Miedź S.A. is currently at work on developing a new strategy, including its telecom assets. Based on the accepted strategy, the Company will take appropriate decisions regarding further commitment in DIALOG S.A.

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 30 June 2006 accounted for using the equity method in the consolidated financial statements of the KGHM Polska Miedź S.A. Group is PLN 567 127 thousand.

In the first half of 2006 the company earned revenues from sales of PLN 3 541 124 thousand (in the comparable period of 2005 revenues amounted to PLN 3 004 977 thousand), achieving a profit on sales of PLN 667 012 thousand (versus PLN 735 301 thousand in the first half of 2005). In the first half of 2006 Polkomtel S.A. achieved EBITDA of PLN 1 181 573 thousand (in the first half of 2005 - PLN 1 150 081 thousand). The company earned a net profit of PLN 506 844 thousand (PLN 527 068 thousand).

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.
As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005 published by KGHM Polska Miedź S.A.
On 10 March 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

2.7. Other significant events in the Group

The financial support of Group companies by the Parent Entity

In the first half of 2006 KGHM Polska Miedź S.A. financially supported projects carried out by entities of the KGHM Polska Miedź S.A. Group in the form of loans and subsidies granted. This involved the following companies:

- **KGHM CONGO S.P.R.L.**

In the first half of 2006 the company was financed among others by loans granted by KGHM Polska Miedź S.A. in 2005. At 30 June 2006 the commitment of KGHM Polska Miedź S.A. due to loans granted to KGHM CONGO S.P.R.L. amounted to USD 580 thousand. These loans will be repaid by the end of the first quarter of 2007.

- **„Energetyka" sp. z o.o.**

The company made use of funds acquired from a loan granted by KGHM Polska Miedź S.A. in 2004 in the amount of PLN 9 000 thousand. The funds acquired from this loan were used for the preparation of an investment comprising the construction of gas-steam units. Maturity of this loan is 31 December 2006.

- **MCZ S.A.**

MCZ S.A. was financed by subsidies granted by the Parent Entity, in the total amount of PLN 11 200 thousand. Based on an agreement signed in 2005 KGHM Polska Miedź S.A. transferred PLN 2 240 thousand to the company in the first half of 2006 as the second instalment of the subsidy. The remainder of the subsidy, i.e. PLN 6 720 thousand, in accordance with the Understanding to the subsidy agreement signed on 16 August 2006, was transferred on 31 August 2006.

As part of the continued process of restructuring the debt of DIALOG S.A., the company redeemed from KGHM bonds in the amount of PLN 200 000 thousand, reclassified in 2005 as current assets. At the end of June 2006 KGHM no longer holds any debt securities of this company.

Paid (or declared) dividend from related entities

In the first half of 2006 KGHM Polska Miedź S.A. received dividends from related entities in the total gross amount of PLN 470 348 thousand (payment of the majority of this amount will be made in the second half of 2006). The largest dividend was received from Polkomtel S.A., i.e. the gross amount of PLN 461 270 thousand (payment was made on 17 July 2006).

Dividend of Parent Entity

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 14 June 2006 passed a resolution on the distribution of profit for financial year 2005, based on which PLN 2 000 000 thousand was allocated as a shareholder dividend, representing PLN 10.00 per share.

The General Shareholders Meeting set the right to dividend date as 7 July 2006, and the dividend payment date as 2 August 2006.

3. Financial results

3.1. Balance sheet: assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 7. Condensed consolidated balance sheet - Assets

ASSETS	30 June 2005 ['000 PLN]	31 December 2005 ['000 PLN]	30 June 2006 ['000 PLN]	Structure	Change 4/3
1	2	3	4	5	6
Non-current assets	6 701 702	6 904 255	6 954 644	50.6%	100.7%
Property, plant and equipment	5 554 538	5 555 928	5 624 768	40.9%	101.2%
Intangible assets	86 351	114 513	108 995	0.8%	95.2%
Investment property	9 880	28 250	28 265	0.2%	100.1%
Investments in associates	825 184	931 173	569 136	4.2%	61.1%
Deferred income tax asset	36 280	162 610	462 439	3.4%	284.4%
Available-for-sale financial assets	110 565	55 469	55 297	0.4%	99.7%
Held-to-maturity investments	46				
Other financial assets		20 003	31 310	0.2%	156.5%
Derivative financial instruments	60 800	20 548	59 865	0.4%	291.3%
Trade and other receivables	18 058	15 761	14 569	0.1%	92.4%
Current assets	3 179 284	4 136 895	6 793 008	49.4%	164.2%
Inventories	1 223 816	1 244 576	1 638 775	11.9%	131.7%
Trade and other receivables	788 646	875 815	2 025 842	14.7%	231.3%
Receivables due to current income tax	17 776	2 878	1 669	0.0%	58.0%
Available-for-sale financial assets	6 029				
Held-to-maturity investments	5 353				
Derivative financial instruments	187 447	171 645	501 738	3.7%	292.3%
Cash and cash equivalents	950 217	1 841 981	2 624 984	19.1%	142.5%
Assets classified as held-for-sale	2 277	7 566	6 598	0.0%	87.2%
TOTAL ASSETS	9 883 263	11 048 716	13 754 250	100.0%	124.5%

During the first half of 2006 total assets increased by PLN 2 705 534 thousand, i.e. by 24.5%. Non-current and current assets each represent around 50% of total assets. In the structure of non-current assets the largest item is property, plant and equipment at 40.9%. Non-current assets show little change. During the current period they increased by 0.7% in value. In the structure of non-current assets the largest rate of increase was recorded by the deferred income tax asset, which increased by PLN 299 829 thousand, i.e. by 184.4%. The primary cause of this increase was the remeasurement of hedging instruments. There was also a significant increase in derivative financial instruments, which increased by PLN 39 317 thousand, i.e. by 191.3%. This increase was due to an increase in the value of instruments hedging copper and silver prices with a maturity exceeding 12 months – altogether an increase from PLN 8 122 thousand to PLN 56 186 thousand.

In the structure of non-current assets there was a significant decrease in investments in associated entities. This was due to a change in share capital due to the payment of a dividend for the prior and current year (primarily in respect of Polkomtel S.A.). The value of non-current assets was only slightly affected by the changes in other items.

The increase in total assets was mainly due to changes in current assets. The most important increase was in receivables, and amounted to PLN 1 150 027 thousand. The main increases were in trade receivables and other receivables. These primarily relate to the Parent Entity (including the dividend from Polkomtel S.A.). There was also a significant increase in cash and cash equivalents, i.e. by PLN 783 003 thousand. This is related to the favorable conditions on the copper and silver markets, enabling an increase in sales profitability, as well as the generation of significant operating profits. Unallocated cash resources were invested by the Parent Entity mainly in current bank accounts, in order to execute planned payments, including primarily payment of the shareholders dividend. This dividend, in the amount of PLN 2 000 000 thousand, was paid to shareholders on 2 August 2006.

An important item in current assets is derivative instruments in the Parent Entity. Their value increased by PLN 330 093 thousand, including a noticeable increase in the value of trade instruments with a maturity up to

12 months (mainly for hedging the copper price), i.e. by PLN 244 874 thousand. Details regarding financial and trade instruments are presented in note nr 13 to the consolidated financial statements.
The increase in inventories by PLN 394 199 thousand was mainly caused by an increase in inventories in the Parent Entity, related to a quantitative increase in inventories and in the cost of copper production, being the basis for valuing copper products and semi-products. The valuation of inventories was also affected by higher prices for purchased external copper.

3.2. Balance sheet: equity and liabilities

Table 8. Condensed consolidated balance sheet – Equity and liabilities

EQUITY AND LIABILITIES	30 June 2005 ['000 PLN]	31 December 2005 ['000 PLN]	30 June 2006 ['000 PLN]	Structure	Change 4/3
1	2	3	4	5	6
EQUITY	**6 110 956**	**6 357 321**	**5 297 646**	**38.5%**	**83.3%**
Share capital	2 000 000	2 000 000	2 000 000	14.6%	100.0%
Other reserves	10 183	(796 342)	(1 803 797)	(13.1%)	226.5%
Retained earnings	4 082 508	5 139 032	5 086 754	37.0%	99.0%
Equity attributable to shareholders of the Company	**6 092 691**	**6 342 690**	**5 282 957**	**38.4%**	**83.3%**
Minority interest	**18 265**	**14 631**	**14 689**	**0.1%**	**100.4%**
LIABILITIES	**3 772 307**	**4 691 395**	**8 456 604**	**61.5%**	**180.3%**
Non-current liabilities	**1 351 655**	**1 530 665**	**1 477 184**	**10.8%**	**96.5%**
Trade and other payables	11 997	13 847	12 194	0.1%	88.1%
Borrowings and other sources of financing	56 389	63 388	154 267	1.1%	243.4%
Derivative financial instruments	46 979	210 298	21 270	0.2%	10.1%
Deferred income tax liabilities	241	16 566	20 376	0.1%	123.0%
Liabilities due to employee benefits	777 061	816 169	832 922	6.1%	102.1%
Provisions due to other liabilities and charges	458 988	410 397	436 155	3.2%	106.3%
Current liabilities	**2 420 652**	**3 160 730**	**6 979 420**	**50.7%**	**220.8%**
Trade and other payables	1 449 733	1 376 023	3 554 922	25.9%	258.3%
Borrowings and other sources of financing	304 443	48 477	85 656	0.6%	176.7%
Current income tax liabilities	163 874	397 963	293 203	2.1%	73.7%
Derivative financial instruments	387 728	1 150 239	2 837 402	20.6%	246.7%
Liabilities due to employee benefits	63 748	68 646	68 444	0.5%	99.7%
Provisions for other liabilities and charges	51 126	119 382	139 793	1.0%	117.1%
TOTAL EQUITY AND LIABILITIES	**9 883 263**	**11 048 716**	**13 754 250**	**100.0%**	**124.5%**

In the structure of equity there were significant changes in the item *other reserves*. Their value decreased by PLN 1 007 455 thousand due to a decrease in the amount of the revaluation reserve in respect of the remeasurement of future cash flow hedging instruments.

The increase in liabilities (by 80.3%) was mainly due to an increase in current liabilities (by 120.8%). The largest increase in their structure may be seen in trade and other payables (by 158.3%), which in particular relates to other liabilities, due to the planned payment of the dividend on 2 August 2006 of PLN 2 000 000 thousand. There was also a significant increase in the value of derivative financial instruments (by 146.7%) – this mainly relates to an increase in liabilities due to contracts used to hedge the copper price (swaps and collars - a total increase by PLN 1 597 998 thousand). Borrowings also increased, by PLN 37 179 thousand (76.7%).
There was however a decrease in the current income tax liability by PLN 104 760 thousand (26.3%).
There was a slight decrease in non-current liabilities (by 3.5%). An important change in the structure of this item is the decrease in the value of derivative financial instruments by PLN 189 028 thousand (89.9%) – hedging instruments, mainly for the copper price, with a maturity of over 12 months.

3.3. Income statement

In the current period the KGHM Polska Miedź S.A. Group increased its sales by 54.4% versus the comparative period. This was mainly due to an increase in the amount and value of copper sold.

Basic elements of the income statement are presented in the table below.

Table 9. Condensed consolidated income statement

INCOME STATEMENT	for the 6 months ended 30 June 2005 ['000 PLN]	for the 6 months ended 30 June 2006 ['000 PLN]	Change 3/2
1	2	3	4
CONTINUED ACTIVITIES:			
Sales	4 000 733	6 176 057	154.4%
costs of sales	(2 494 976)	(3 570 275)	143.1%
Gross profit	**1 505 757**	**2 605 782**	**173.1%**
Selling and marketing costs	(87 610)	(91 373)	104.3%
Administrative expenses	(326 933)	(335 395)	102.6%
Other operating gains - net	95 432	52 150	54.6%
Operating profit	**1 186 646**	**2 231 164**	**188.0%**
Financial costs - net	(54 714)	(13 285)	24.3%
Share of profits of associates measured using the equity method	103 873	99 841	96.1%
Profit before income tax	**1 235 805**	**2 317 720**	**187.5%**
Income tax expense	(230 992)	(369 628)	160.0%
Profit for the period from continued activities	**1 004 813**	**1 948 092**	**193.9%**
Profit for the period	**1 004 813**	**1 948 092**	**193.9%**
attributable to:			
shareholders of the Parent Entity	1 004 249	1 947 722	193.9%
minority interest	564	370	65.6%
Earnings per share from continued activities attributable to shareholders of the Parent Entity during the period (PLN per share)			
- basic / diluted	**5.02**	**9.74**	**193.9%**

Gross profit rose dynamically, i.e. by 73.1%. This was due to a large extent to such factors as:

- the increase in copper and silver prices,
- the effects of hedging transactions,
- the increase in the volume of copper sales,
- the decrease in the volume of silver sales, and
- the increase in the unit copper production cost.

Copper prices increased versus the comparative period by 82.1%, and silver by 55.1%. Meanwhile the unit copper production cost expressed in PLN increased by 20.4%.
The Group earned a profit for the period of PLN 1 948 092 thousand, of which profit attributable to shareholders of the Parent Entity amounted to PLN 1 947 722 thousand. This amount was shaped by the elements in the table below.

Table 10. Share of entities of the Group in the net profit attributable to the shareholders of KGHM Polska Miedź S.A.

NAME OF ENTITY	for the 6 months ended 30 June 2006 ['000 PLN]
1. Profit for the period of the Parent Entity	**1 996 201**
including: share of the profits of associates	99 841
2. Separate profits of subsidiaries	**54 570**
3. Consolidation adjustments	(103 049)
Group profit for the period attributable to shareholders of the Parent Entity	**1 947 722**

Amongst subsidiaries the highest profits were achieved by the following companies:

- DIALOG S.A. PLN 31 585 thousand,
- KGHM Polish Copper Ltd. PLN 5 886 thousand,
- KGHM Metale DSI S.A. PLN 4 008 thousand.

Amongst associates the highest result was achieved by Polkomtel S.A. That part of the profit attributable to the KGHM Polska Miedź S.A. Group was PLN 99 361 thousand.

As may be seen from the above, the Parent Entity has a decisive impact on the results of the KGHM Polska Miedź S.A. Group. Amongst the remaining companies the results of Polkomtel S.A. are significant, although they represent slightly more than 5% of the financial result of the Group.

3.4. Transactions with related entities

Presented below are transactions – sales and purchases – with related entities. Companies owned by the State Treasury, as related entities, are presented in the item *other entities*.

Table 11. Sales to related entities

Sales	for the 6-months ended 30 June 2006 ['000 PLN]	for the 6-months ended 30 June 2005 ['000 PLN]
1. to associates	1 522	1 310
2. to key members of management and supervisory staff	20	30
3. to other related entities*	39 280	33 323
Total	40 822	34 663

* Amongst subsidiaries of the State Treasury, in the first half of 2006 the KGHM Polska Miedź S.A. Group gained the highest revenues from the company Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica (value: PLN 15 973 thousand, share: 41% of total revenues).

Table 12. Purchases from related entities

Purchases	for the 6-months ended 30 June 2006 ['000 PLN]	for the 6-months ended 30 June 2005 ['000 PLN]
1. from associates	23 688	21 075
2. from other related entities *	302 218	236 330
Total	325 906	257 405

* Amongst subsidiaries of the State Treasury, in the first half of 2006 the KGHM Polska Miedź S.A. Group made the largest purchases from the company EnergiaPro Koncern Energetyczny S.A. (value: PLN 195 378 thousand, share: 64.6% of total purchases)

3.5. Financial ratios of the KGHM Polska Miedź S.A. Group

Basic ratios describing the economic activity of the Group are presented below:

Table 13. Ratio analysis

Ratios	30 June 2005	31 December 2005	30 June 2006
1. Liquidity ratios			
- quick liquidity (multiple)	0.8	0.9	0.7
- current liquidity (multiple)	1.3	1.3	1.0
2. Profitability ratios			
- ROA - return on assets (%)	10.5	19.0	14.2
- ROE - return on equity (%)	17.0	33.2	36.8
3. Equity and liabilities ratios			
- debt ratio (%)	38.2	42.5	61.5
- durability of financing structure (%)	75.5	71.4	49.3

The continuing favorable situation on the metals market, and consequently the high level of profit, mainly of the Parent Entity, led to an improvement in the return on assets and the return on equity ratios. The increase in current liabilities due to the dividend (PLN 2 bln – paid on 2 August 2006) caused a deterioration of the debt, durability of financing structure and liquidity ratios.

3.6. Risk factors

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed. The main goal of risk management is to minimise variability in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Parent Entity, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the Company in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management. A description of risk factors and of risk management in the Parent Entity as well as

in the remaining companies of the KGHM Polska Miedź S.A. Group is presented in note nr 3 of the consolidated financial statements.

The main risk to which the Group is exposed is market risk. This includes:

- the risk of changes in metals prices,
- the risk of changes in exchange rates,
- the risk of changes in interest rates.

In the first half of 2006 copper hedging strategies applied by KGHM Polska Miedź S.A. represented appx. 30% of sales of this metal realised by the Company. In the case of silver sales this amounted to appx. 39%. In the case of the currency market, hedged revenues from sales represented appx. 11% of total revenues from sales realised by the Company.
Transactions hedging metals prices were settled with a negative result, while currency transactions were settled with a positive result. In the first half of 2006 the result on derivative instruments was at the level of PLN (935 775) thousand, of which PLN (931 777) thousand adjusted sales (the amount transferred from equity to the income statement during the financial period), while PLN (3 997) thousand represented financial costs (loss from the disposal of investments).

3.7. Anticipated Group financial situation

Forecasts of Group results are not prepared. Projections of Parent Entity results are prepared and published. On 14 July 2006 information was published in a current report on the approval by the Supervisory Board of the Company on 14 July 2006 of the Technical-Economic Plan for 2006-2010 and the adjusted Budget for 2006. The adjusted Budget assumes the achievement in 2006 of revenues from the sale of products, goods for resale and materials of PLN 10 196 mln and net profit of PLN 3 383 mln.

4. Subsequent events

Payment of one-off special bonus

On 17 July 2006, based on an agreement signed on 30 June 2006 between the Management Board of KGHM Polska Miedź S.A. and the trade unions, a one-off special bonus payment was made in the amount of 90% of the monthly wage. This agreement, in accordance with the declaration of the trade unions, concludes the wage demands of the trade unions for the current year.

As a result of this agreement, on 6 July 2006 the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego issued a statement on the conclusion of the collective dispute with the Management Board of KGHM Polska Miedź S.A.
The effects of this agreement were recognised in accruals. Payment of this special bonus and its recognition in costs were made in July.

Receipt of dividend

On 17 July 2006 the dividend from Polkomtel S.A. in the net amount of PLN 373 628 thousand was received into the Company bank account.

Termination of investment in the Democratic Republic of Congo

On 11 July 2006 the Management Board of KGHM Polska Miedź S.A. resolved not to realise the investment for the building of a hydrometallurgical plant for the processing of ore from the Kimpe deposit, and to withdraw the Parent Entity from operations in the Democratic Republic of Congo.
It was decided to initiate actions to sell the company KGHM CONGO SPRL as the most favorable variant for the Parent Entity. Should a buyer not be found, liquidation procedures will be initiated.
As a result of this decision there exists no danger that the loans granted by KGHM Polska Miedź S.A. to KGHM CONGO S.P.R.L. will not be repaid, as the planned activities related to the equity exit from this entity are aimed at securing the interests of KGHM Polska Miedź S.A., including the repayment of loans granted. The remaining assets related to this investment which are carried in the accounts were treated as having undergone an impairment loss, which was charged to the results of prior years. The passage of this decision does not involve the risk of incurring a loss.

Acquisition by the subsidiary DIALOG S.A. of shares in the company Tele Video Media Sp. z o.o.

On 4 August 2006 Dialog S.A. acquired 100% of the share capital of the company Tele Video Media sp. z o.o. The purchase cost of these shares was PLN 1 644 thousand. The net assets acquired, after reflecting development work in the amount of PLN 800 thousand, amount to PLN 579 thousand at the purchase date.
The goodwill of PLN 1 065 thousand set at the purchase date is in respect of the value of benefits from synergy with the acquired company and of the value added attributable to the full scope of development work carried out up to the present time, and of the know-how possessed by the company TVM.

Public listing of the shares of INTERFERIE S.A.

In August 2006 the company INTERFERIE S.A. carried out an Initial Public Offer. INTERFERIE S.A. offered 5 mln shares of the company at PLN 6 each. The subscription and sale of these shares closed in the amount of PLN 30 mln. On 10 August 2006 occurred the market debut – the first trading of the rights to the shares of INTERFERIE S.A. on the Warsaw Stock Exchange S.A.
As a result of the public listing of this company there was a change in the direct interest of KGHM Polska Miedź S.A. in the share capital of INTERFERIE S.A., from 3.14% to 2.06% (court registration of this increase in share capital occured on 11 August 2006). Currently the total share of KGHM Polska Miedź S.A. Group companies in INTERFERIE S.A. is 65.67%.

Increase in the share capital of PeBeKa S.A.

On 25 July 2006 the Extraordinary General Shareholders Meeting of PeBeKa S.A. resolved to increase the share capital of the company by PLN 3 470 thousand, through the creation of 56 886 registered shares having a nominal value of PLN 61.00 each. All of the newly-created shares in the increased share capital were acquired by KGHM Polska Miedź S.A. Registration of this increase in share capital was court registered on 8 August 2006.

Acquisition by KGHM Polska Miedź S.A. of shares of „Zagłębie" Lubin SSA from PHP „MERCUS" sp. z o.o.

On 29 September 2006 an agreement was entered into between KGHM Polska Miedź S.A. and PHP „MERCUS" sp. z o.o. regarding the acquisition of 2 000 shares of „Zagłębie" Lubin SSA, at a price equal to their nominal vale, i.e. PLN 1 000 per share. The total purchase price amounted to PLN 2 000 thousand. Transference of ownership of the shares took place on 29 September 2006. As a result of this operation the direct participation of KGHM Polska Miedź S.A. in the share capital of „Zagłębie" Lubin SSA increased from 79.23% to 92.79%.

Decision of the Management Board of KGHM Polska Miedź S.A. regarding termination of the process of selling DIALOG S.A.

On 28 September 2006 the Management Board of KGHM Polska Miedź S.A. resolved to terminate the process of selling DIALOG S.A., which had been initiated in October 2005. Based on analyses which were carried out, it is believed that the price which could currently be achieved for the shares of DIALOG S.A. is unsatisfactory, while the potentials of DIALOG S.A. are such that the value of these assets is expected to increase over the next several years.
The decision to terminate the sale process will not impact the consolidated financial result of the KGHM Polska Miedź S.A. Group.

Gaining of control over the company Vivid.pl S.A.

On 27 September 2006 Telefonia DIALOG S.A. signed a preliminary agreement with the company Sovereign Capital Sp. z o.o. to acquire shares of the company Vivid.pl S.A., in which Telefonia DIALOG S.A. committed to the following:

- The signing of a promisory agreement to acquire from Sovereign Capital Sp. z o.o. 90% of the shares of Vivid.pl S.A. within 1 month of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o for the price of PLN 2 250 thousand, plus costs connected with the signing of the agreement for acquiring these shares incurred by Sovereign Capital Sp. z o.o.
- The acquisition from Sovereign Capital Sp. z o.o. of 10% of the shares at the price of PLN 500 thousand, plus transaction costs connected with the acquisition of these shares, if Sovereign Capital Sp. z o.o. within 6 months of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o acquires the remaining 10% of the shares of Vivid.pl S.A. as the result of realising a put option.

On 28 September 2006 Telefonia DIALOG S.A. made a prepayment towards the price of purchasing the shares of Vivid.pl S.A. in an amount equal to PLN 2 250 thousand. On this same day Sovereign Capital Sp. z o.o. acquired 90% of the shares of the company Vivid.pl S.A. from its previous owner.

Based on a resolution by the General Shareholders Meeting of Vivid.pl S.A. dated 29 September 2006 in which three representatives of Telefonia DIALOG S.A. were appointed to the four-person Supervisory Board, and on a resolution of the Supervisory Board dated 2 October 2006 appointing one representative of Telefonia DIALOG S.A. to the Management Board of Vivid.pl S.A., Telefonia DIALOG S.A. gained control over the company Vivid.pl S.A.
An identification of assets is underway.

Liquidation of the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.

On 6 October 2006 the Extraordinary General Meeting of Shareholders of the company Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. – a subsidiary of „Energetyka" sp. z o.o. – resolved to liquidate the company. This entity was established to carry out the investment plan of building two complete gas-steam units. The decision to liquidate this company was necessitated by a change in the concept of the enterprise related to the expansion of electrical power-generating capacity. All tasks relating to the investment will be carried out and supervised directly by the company „Energetyka" sp. z o.o.

Signatures of all members of the Management Board			
Date	First, last name	Position / function	Signature
16 October 2006	*Krzysztof Skóra*	President of the Management Board	
16 October 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
16 October 2006	*Marek Fusiński*	Vice President of the Management Board	
16 October 2006	*Stanisław Kot*	Vice President of the Management Board	
16 October 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	